PROSPECTUS                                        Filed Pursuant to Rule 424B(3)
                                                      Registration No. 333-34480

                                  $275,000,000

                        Focal Communications Corporation

                       Offer to Exchange all Outstanding
                  11 7/8% Senior Notes due 2010, Series A for
                    11 7/8% Senior Notes due 2010, Series B

                    Interest Payable July 15 and January 15,
                            Commencing July 15, 2000

                 This Exchange Offer Will Expire at 5:00 p.m.,
             New York City time, on June 30, 2000, unless extended.

                               ----------------

                      Material Terms of the Exchange Offer

 . We are offering to exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of notes which are registered under the Securities Act of 1933.

 . The exchange offer is subject to conditions, including that the exchange offer not violate any law or applicable interpretation of any law by the Staff of the Securities and Exchange Commission.

 . You may withdraw your tender of your outstanding notes at any time before the expiration of the exchange offer.

 . The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

 .  Focal will not receive any cash proceeds from the exchange offer.

 .  Affiliates of Focal may not participate in the exchange offer.

                              The Registered Notes

 . The terms of the notes to be issued are substantially identical to the outstanding notes that Focal issued on January 12, 2000, except that transfer restrictions and registration rights provisions relating to the outstanding notes will not apply to the registered notes.

 . Interest on the notes accrues at the rate of 11 7/8% per year, payable in cash every six months on July 15 and January 15, with the first payment on July 15, 2000.

 . The notes are senior, unsecured obligations of Focal and will rank equally with all other unsecured and unsubordinated obligations of Focal.

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such exchange notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Focal has agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                               ----------------

Investing in the notes to be issued in the exchange offer involves risks. Please consider carefully the "Risk Factors" beginning on page 12 of this prospectus.

This prospectus and the accompanying letter of transmittal are first being mailed to holders of outstanding notes on or about June 5, 2000.

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                  The date of this prospectus is June 1, 2000.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

   This prospectus incorporates important business and financial information about Focal that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request to the office of the Secretary, Focal Communications Corporation, 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601. Our telephone number is
(312) 895-8400. To obtain timely delivery, you must request the information no later than five business days before the date you require it.

   We are not asking you for a proxy and you are requested not to send us a proxy.

   We have not taken nor will we take any action in any jurisdiction to permit a public offering of the exchange notes offered by this prospectus or the possession or distribution of this prospectus other than in the United States.
                               ----------------
                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Information Regarding Forward-Looking Statements..........................    1
Prospectus Summary........................................................    2
Risk Factors..............................................................   12
The Exchange Offer........................................................   25
Use of Proceeds...........................................................   33
Capitalization............................................................   34
Selected Consolidated Financial and Operating Data........................   35
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   37
Business..................................................................   45
Management................................................................   67
Security Ownership of Certain Beneficial Owners and Management............   71
Certain Transactions......................................................   73
Description of the 1998 Notes.............................................   75
Description of the Exchange Notes.........................................   78
Material United States Federal Tax Considerations.........................  111
Plan of Distribution......................................................  114
Legal Matters.............................................................  114
Experts...................................................................  114
Where You Can Find More Information.......................................  115
Glossary..................................................................  117

                               ----------------

   This prospectus contains summaries which we believe to be accurate with respect to the key terms of some documents but for complete information regarding the documents, you may obtain copies of the actual documents upon request to us.

   The market data included in this prospectus, including information relating to our position in the industry, is based on independent industry publications, other publicly available information or our management's good faith beliefs. Although we believe that these independent sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

   This prospectus contains trademarks of Focal and its subsidiaries, and may contain trademarks, trade names and service marks of other parties.

   Unless we indicate otherwise, references to "Focal" or to "we," "us" or "our" are to Focal Communications Corporation and all of its subsidiaries. Information contained on Focal's Internet site is not a part of this prospectus.

   Unless otherwise indicated, the information in this prospectus gives effect to a recapitalization pursuant to which our Class A common stock, Class B common stock and Class C common stock were converted into a single class of common stock and a 500-for-1 stock split. Both the recapitalization and the stock split were completed on July 30, 1999.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   We make statements in this prospectus that are not historical facts. These "forward-looking statements" can be identified by the use of terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or comparable terminology. These forward-looking statements include, among others, statements concerning:

  .  Our business strategy and competitive advantages

  . Our anticipation of potential revenues from designated markets or customers

  . Statements regarding the growth of the communications services industry and our business

  .  The markets for our services and products

  . Forecasts of when we will enter particular markets or begin offering particular services

  .  Our anticipated capital expenditures and funding requirements

  .  Anticipated regulatory developments

   These statements are only predictions. You should be aware that these forward-looking statements are subject to risks and uncertainties, including financial and regulatory developments and industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

  . Successfully expand our operations into new geographic markets on a timely and cost-effective basis

  . Successfully introduce and expand our data and telecom service offerings on a timely and cost-effective basis
  .  Design and install our Internet services infrastructure

  .  Respond to competitors in our existing and planned markets

  . Execute and renew interconnection agreements with incumbent carriers on terms satisfactory to us

  . Enter into and maintain agreements for transport facilities and services, including Internet transit services

  .  Maintain acceptance of our services by new and existing customers

  .  Attract and retain talented employees

  . Prevail in legal and regulatory proceedings regarding reciprocal compensation for Internet-related calls

  . Obtain and maintain any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions

  . Respond effectively to regulatory, legislative and judicial developments, including developments relating to reciprocal compensation

  . Manage administrative, technical and operational issues presented by our expansion plans

  .  Raise sufficient capital on acceptable terms and on a timely basis

  .  Successfully provision digital subscriber line, or DSL, services

   For a discussion of some of these factors, see "Risk Factors" beginning on page 12.

                               PROSPECTUS SUMMARY

   This summary highlights information that we believe is especially important concerning our business and the exchange offering. As a summary, it is necessarily incomplete and does not contain all the information that is important to you. You should carefully read the entire prospectus and the other documents to which this prospectus refers you, including the Letter of Transmittal. For a description of some of the industry terminology used in this prospectus, you should refer to the "Glossary." You should also read and consider the information in the "Risk Factors" section of this prospectus.

                                    BUSINESS

   Focal is a rapidly growing competitive provider of integrated communications services. We provide data and telecom services to large, communications-intensive users in major cities. Our target customers include large corporations, Internet service providers, or ISPs, and value-added resellers, or VARs. We offer our customers an attractive alternative to incumbent local exchange carriers, or ILECs. Because other competitive carriers generally have chosen to compete in smaller cities or target smaller customers, we believe our strategy is unique.

   Currently, we offer service in 18 large metropolitan markets nationwide. We plan to provide service in two additional markets in 2000 and expand into four more markets in 2001. When we complete this expansion, we will provide service in 24 markets, encompassing 56 metropolitan statistical areas. As of March 31, 2000, we had sold 291,443 access lines, of which 238,697 were installed and in service. As of March 31, 2000, our customers had, on average, approximately 290 access lines in service.

   In response to market demand for faster, more reliable solutions to Internet connectivity, we have launched a new data services business. We have hired an Internet industry veteran to lead a dedicated team of employees to build this business. Our new suite of data services, which we expect to roll-out during the third quarter of 2000, will include:

  . Managed High-Speed Internet Access--We intend to provide our customers with reliable, direct access to multiple Tier-1 Internet backbones with private peering relationships that avoid highly-congested public access points. We believe this service will alleviate many of the latency, packet-loss and reliability problems associated with the Internet.

  . Colocation Services--We intend to leverage our existing and planned colocation facilities by leasing space to those customers that need to reach a high concentration of Internet end-users.

  . Private Peering Services--We intend to offer private peering services to enable ISPs, content providers and application service providers to exchange traffic at our peering points, thereby avoiding the congestion at public interconnection points.

   We will offer these data services by creating Focal Internet eXchanges, or FIXs, in each of our existing and planned switching and colocation sites in 24 major U.S. markets. Our FIXs, based on a redundant switch and router platform, will be Internet Protocol, or IP, enabled meeting points for both Internet users and content and application service providers. We believe content and application service providers will value our proximity to end-users, which results from our substantial role as a provider of Internet dial-up facilities.

   We currently provide dial-up access services to approximately 200 ISPs that use the Focal network to bring traffic to the Internet. We believe that we have been successful at achieving significant penetration in our key markets. For example, we estimate that more than one-third of all dial-up Internet traffic in the Chicago metropolitan area passes through a Focal switching center. End-user dial-up traffic travels through our switching centers, all of which contain colocation space in which many of our customers house their equipment. We believe that this colocation space is of unique value because of its proximity to the end-user. By colocating at a Focal facility, our content and application service provider customers will be at a point closest to the edge of the Internet, resulting in improved connections and faster download speeds. As of March 31, 2000, we had over 110,000 square feet of secure and environmentally-conditioned colocation space available to our customers or under development. As part of our new data services strategy, we plan to expand our colocation space to approximately 500,000 square feet across 36 FIX centers located in our 24 target markets.

   We believe we will have a competitive advantage over other carriers and Internet infrastructure companies due to our:

  . Established relationships with some of the largest corporate, ISP and VAR customers in the nation

  . Network infrastructure, which has been designed with colocation space adjacent to our switching centers

  . Highly reliable network

  . Reputation for quality service and customer care

  . Ability to package switched local service and high-speed data and Internet connections

   In addition to these new data services, we continue to deploy digital subscriber line, or DSL, services and a nationwide network based on asynchronous transfer mode, or ATM, technology. We believe that by providing a full portfolio of data services, we will better serve the needs of our customers and appeal to a broader market.

   We believe we were the first competitive communications provider to employ the "smart-build" approach to network design. As such, we own and operate our switches, initially lease, rather than own, transport capacity, and acquire fiber transport capacity when and where the volume of customer traffic warrants. Because of increased customer traffic volume in some of our markets, we began acquiring our own fiber transport capacity in 1999. By combining leased fiber with owned fiber capacity, we expect to better control these assets and generate stronger operating results. We also expect to apply this approach to the design of our Internet services infrastructure.

   We believe that our management and operations team has been critical to our initial success and will continue to differentiate us from our competitors. We have built a skilled and experienced management team with extensive prior work experience at major communications companies, such as MFS Communications, PSINet, MCI WorldCom, AT&T, Sprint and Ameritech.

                                    STRATEGY

   Our objective is to become the provider of choice for data and telecom services to large, communications-intensive customers in our target markets. We are responding to the evolving demands of our customers and positioning ourselves to provide the high-quality telecom and data services they require. To achieve this objective we intend to:


  . Leverage the strong relationships we have built with our communications-intensive customer base to increase our share of their total communications expenditures.

  . Expand our suite of service offerings to include a wider array of data services. Our new data service offerings will include managed, high-speed Internet access, colocation and peering services.

  . Utilize the smart-build approach to design and install a highly capital-efficient communications network.

  . Expand our geographic coverage to additional markets with high concentrations of communications-intensive customers.

  . Supplement our direct sales efforts with indirect sales to maximize the utilization of our network assets and systems infrastructure.

   Our principal executive offices are located at 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601. Our phone number is (312) 895-8400.

                               THE EXCHANGE OFFER

The Exchange Offer...............  We are offering to exchange $1,000 principal amount of our 11 7/8% Senior
                                   Notes due 2010, Series B, which have
                                   been registered under the Securities Act of 1933 and which we refer to in this prospectus as the "exchange notes," for each $1,000 principal amount of our outstanding unregistered 11 7/8% Senior Notes due 2010, Series A, which were issued by us on January 12, 2000 in a private offering and which we refer to in this prospectus as the "outstanding notes." We refer to the exchange notes and the outstanding notes together as the "2000 senior notes."

                                   In order for your outstanding notes to
                                   be exchanged, you must properly tender
                                   them before the exchange offer expires.
                                   All outstanding notes that are validly
                                   tendered and not validly withdrawn will
                                   be exchanged. We will issue the exchange notes promptly after the exchange offer expires.

                                   You may tender your outstanding notes
                                   for exchange in whole or in part in
                                   integral multiples of $1,000 principal
                                   amount.

Exchange and Registration          We sold the outstanding notes on January
 Agreement.......................  12, 2000 to Salomon Smith Barney Inc.,
                                   Donaldson, Lufkin & Jenrette Securities
                                   Corporation, Morgan Stanley & Co.
                                   Incorporated, TD Securities (USA) Inc.
                                   and Banc of America Securities LLC,
                                   which we refer to collectively as the
                                   "initial purchasers." Simultaneously
                                   with that sale we signed an exchange and registration agreement with the initial purchasers which requires us to conduct this exchange offer.

                                   You have the right under the exchange
                                   and registration agreement to exchange
                                   your outstanding notes for exchange
                                   notes with substantially identical
                                   terms. This exchange offer is intended
                                   to satisfy these rights. After the
                                   exchange offer is complete, you will no
                                   longer be entitled to any exchange or
                                   registration rights with respect to your outstanding notes.

                                   For a description of the procedures for
                                   tendering outstanding notes, see "The
                                   Exchange Offer--Procedures for Tendering
                                   Outstanding Notes."

Consequences of Failure to
 Exchange Your Outstanding
 Notes...........................
                                   If you do not exchange your outstanding
                                   notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing the 2000 senior notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Expiration Date..................  The exchange offer will expire at 5:00
                                   p.m., New York City time, on June 30,
                                   2000 unless extended by us, in which
                                   case the term expiration date will mean
                                   the latest date and time to which the
                                   exchange offer is extended.

Conditions to the Exchange         The exchange offer is subject to certain
 Offer...........................  conditions, including that the exchange offer not violate any law or applicable
                                   interpretation of any law by the Staff
                                   of the Securities and Exchange
                                   Commission. The exchange offer is not
                                   conditioned upon any minimum principal
                                   amount of outstanding notes being
                                   tendered for exchange. See "The Exchange
                                   Offer--Conditions to the Exchange
                                   Offer."

                                   We reserve the right, in our sole and
                                   absolute discretion, subject to
                                   applicable law, at any time and from
                                   time to time:
                                      .  To delay the acceptance of the
                                         outstanding notes
                                      .  To terminate the exchange offer if
                                         specified conditions have not been
                                         satisfied
                                      .  To extend the expiration date of the
                                         exchange offer and retain all
                                         tendered outstanding notes subject,
                                         however, to the right of tendering
                                         holders to withdraw their tender of
                                         outstanding notes
                                      .  To waive any condition or otherwise
                                         amend the terms of the exchange offer
                                         in any respect
                                   See "The Exchange Offer--Expiration
                                   Date; Extensions; Amendments."

Procedures for Tendering           If you wish to tender your outstanding
 Outstanding Notes...............  notes for exchange, you must:
                                      .  Complete and sign a Letter of
                                         Transmittal according to the
                                         instructions contained in the Letter
                                         of Transmittal
                                      .  Forward the Letter of Transmittal by
                                         mail or hand delivery, together with
                                         any other required documents, to the
                                         exchange agent, either with the
                                         outstanding notes that you tender or
                                         in compliance with the specified
                                         procedures for guaranteed delivery of
                                         your outstanding notes.

                                   Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

                                   Please do not send your Letter of
                                   Transmittal or certificates representing your outstanding notes to us. You should send those documents only to the exchange agent. You should direct any information requests or questions regarding how to tender your outstanding notes to the exchange agent.

Special Procedures for             If your outstanding notes are registered
 Beneficial Owners...............  in the name of a broker, dealer, commercial bank, trust company or other
                                   nominee, we urge you to contact such
                                   person promptly if you wish to tender
                                   your outstanding notes pursuant to the
                                   exchange offer.

Withdrawal Rights................  You may withdraw the tender of your outstanding notes at any time before the expiration date by delivering a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading "The Exchange Offer-- Withdrawal Rights."

Resales of Exchange Notes........  We believe that you will be able to offer for resale, resell or otherwise
                                   transfer exchange notes issued in the
                                   exchange offer without compliance with
                                   the registration and prospectus delivery provisions of the Securities Act, provided that:
                                      .  You are acquiring the exchange notes
                                         in the ordinary course of your
                                         business
                                      .  You are not participating, and have
                                         no arrangement or understanding with
                                         any person to participate, in the
                                         distribution of the exchange notes
                                      .  You are not an "affiliate" of Focal
                                         within the meaning of Rule 405 under
                                         the Securities Act
                                      .  You are not a broker-dealer that
                                         acquired the outstanding notes
                                         directly from us

                                   Our belief is based on interpretations
                                   by the Staff of the Securities and
                                   Exchange Commission, as set forth in no-action letters issued to third parties unrelated to us. The Staff of the Securities and Exchange Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the Staff of the Securities and Exchange Commission would make a similar determination with respect to this exchange offer.

                                   If our belief is not accurate and you
                                   transfer an exchange note without
                                   delivering a prospectus meeting the
                                   requirements of the Securities Act or
                                   without an exemption from those
                                   requirements, you may incur liability
                                   under the Securities Act. We do not and
                                   will not assume or indemnify you against liability of this type.

Exchange Agent...................  The exchange agent for the exchange offer is The Bank of New York. The
                                   address, telephone number and facsimile
                                   number of the exchange agent are set
                                   forth in "The Exchange Offer--Exchange
                                   Agent" and in the Letter of Transmittal.

Use of Proceeds..................  We will not receive any cash proceeds from the issuance of the exchange notes
                                   offered by this prospectus.

United States Federal Income Tax
 Consequences....................
                                   Your acceptance of the exchange offer
                                   and the related exchange of your
                                   outstanding notes for exchange notes
                                   will not be a taxable exchange for
                                   United States federal income tax
                                   purposes. You should not recognize any
                                   taxable gain or loss as a result of the
                                   exchange. You will include in gross
                                   income interest on the exchange notes in the same manner and to the same extent as you would on the outstanding notes.

Appraisal or Dissenters'           You will have no appraisal or
 Rights..........................  dissenters' rights in connection with the exchange offer.

                               THE EXCHANGE NOTES

   The exchange offer relates to the exchange of up to $275,000,000 principal amount of exchange notes for up to an equal principal amount of outstanding notes.

Exchange Notes...................  $275,000,000 aggregate principal amount of our 11 7/8% Senior Notes due 2010,
                                   Series B.

                                   The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer and will not be entitled to registration under the Securities Act. The exchange notes will evidence the same debt as the outstanding notes, which they replace. Both the outstanding notes and the exchange notes are governed by the same indenture, which we refer to as the "January 2000 indenture."

Maturity.........................  January 15, 2010

Interest Payment Dates...........  July 15 and January 15, commencing July
                                   15, 2000

Ranking..........................  The exchange notes will be general senior unsecured obligations of Focal.
                                   The exchange notes will rank equally
                                   with all of our existing and future
                                   unsecured and unsubordinated
                                   indebtedness, including the outstanding
                                   notes and our previously issued 1998
                                   notes, and be senior to all of our
                                   existing and future subordinated
                                   indebtedness. The exchange notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness and structurally subordinated to all indebtedness of our subsidiaries.

                                   Each broker-dealer that receives
                                   exchange notes for its own account in
                                   exchange for outstanding notes which
                                   were acquired by the broker-dealer as a
                                   result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of these exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes.

Optional Redemption..............  On or after January 15, 2005, we may redeem the exchange notes, in whole or
                                   in part, at the redemption prices set
                                   forth in this prospectus, plus accrued
                                   interest to the date of redemption. In
                                   addition, prior to January 15, 2003, we
                                   may use the net proceeds from specific
                                   issuances of capital stock to redeem up
                                   to 35% of the originally issued
                                   principal amount of 2000 senior notes at a redemption price of 111.875% of their principal amount, plus accrued interest so long as at least 65% of the aggregate principal amount of 2000 senior notes is outstanding following that redemption.

Change of Control................  Following a "Change of Control," as
                                   defined under the section entitled
                                   "Description of the Exchange Notes,"
                                   each holder of 2000 senior notes will
                                   have the right to require us to
                                   repurchase all or any part of the
                                   holder's 2000 senior notes at a purchase price equal to 101% of their principal amount plus accrued interest to but excluding the repurchase date. We may not have available sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 2000 senior notes and other debt that may become repayable upon a Change of Control. If following a Change in Control at least 95% of the aggregate original principal amount of the 2000 senior notes has been redeemed or repurchased, we may redeem the balance of the 2000 senior notes at a purchase price of 101% of their principal amount, plus accrued interest.

Covenants........................  The January 2000 indenture under which the exchange notes will be issued
                                   contains covenants, including, among
                                   others, covenants with respect to the
                                   following matters:
                                      .  The incurrence of additional
                                         indebtedness or the issuance of
                                         preferred stock by us and our
                                         subsidiaries
                                      .  The payment of dividends on, and
                                         repurchase or redemption of, our
                                         capital stock and our subsidiaries'
                                         capital stock, the repurchase or
                                         redemption of our subordinated
                                         obligations, and the making of other
                                         restricted payments
                                      .  Selling our assets or stock of our
                                         subsidiaries
                                      .  Sale and leaseback transactions
                                      .  Transactions with our affiliates
                                      .  The incurrence of additional liens

                                      .  Our ability to restrict the ability
                                         of our subsidiaries to pay dividends
                                         or make payments to us
                                      .  Our ability to engage in
                                         consolidations, mergers and transfers
                                         of substantially all of our assets
                                   All of these limitations and
                                   prohibitions are subject to a number of
                                   important qualifications and exceptions.

Prospectus Delivery Requirement..  Each broker-dealer that receives exchange notes for its own account in
                                   exchange for outstanding notes, where
                                   such outstanding notes were acquired by
                                   such broker-dealer as a result of
                                   market-making activities or other
                                   trading activities, must acknowledge
                                   that it will deliver a prospectus in
                                   connection with any resale of such
                                   exchange notes. See "Plan of
                                   Distribution."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The information in the following table is based on historical financial information included in our prior filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 1999. The following summary financial information should be read in connection with this historical financial information, including the notes that accompany such financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999 were audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the three-month periods ended March 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for these periods. The results of operations for interim periods are not necessarily indicative of full year results. You should not assume that the results of operations below are indicative of the financial results we can achieve in the future.

                                                               Three Months Ended
                              Years Ended December 31,              March 31,
                          ----------------------------------  ----------------------
                             1997        1998        1999        1999        2000
                          ----------  ----------  ----------  ----------  ----------
                                                                   (Unaudited)
                              (Dollars in thousands, except per share data)
Statement of Operations
 Data:
Data services...........  $      --   $      --   $   96,856  $   19,979  $   32,190
Telecom services........         --          --       30,005       6,025      13,139
                          ----------  ----------  ----------  ----------  ----------
  Total revenues........       4,024      43,532     126,861      26,004      45,329
Expenses:
  Customer service and
   network operations...       2,155      15,284      70,910      10,369      33,255
  Selling, general and
   administrative.......       2,887      12,210      32,486       5,666      14,581
  Depreciation and
   amortization.........         616       6,671      23,763       4,027      10,376
  Non-cash compensation
   expense..............       1,300       3,070       7,186       1,560       1,448
                          ----------  ----------  ----------  ----------  ----------
Operating income (loss).      (2,934)      6,297      (7,484)      4,382     (14,331)
Other income (expense),
 net....................          68      (9,606)    (14,302)     (4,098)     (6,825)
(Provision) benefit for
 income taxes...........         --       (4,660)       (600)        --          331
Accretion to redemption
 value of Class A common
 stock..................        (104)        --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stockholders...........  $   (2,970) $   (7,969) $  (22,386) $      284  $  (20,825)
                          ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per share..............  $    (0.07) $    (0.18) $    (0.45) $     0.01  $    (0.35)
                          ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per share.......  $    (0.07) $    (0.18) $    (0.45) $     0.01  $    (0.35)
                          ==========  ==========  ==========  ==========  ==========
Basic weighted average
 common stock
 outstanding............  42,186,500  43,763,000  50,066,315  43,961,000  60,150,761
                          ==========  ==========  ==========  ==========  ==========
Diluted weighted average
 common stock
 outstanding............  42,186,500  43,763,000  50,066,315  51,803,000  60,150,761
                          ==========  ==========  ==========  ==========  ==========
Other Financial Data:
EBITDA..................  $   (1,018) $   16,038  $   23,465  $    9,969  $   (2,507)
Capital expenditures....      11,655      64,229     128,550      24,476      52,314
Ratio of earnings to
 fixed charges..........         --          --          --         1.05         --
Summary Cash Flow Data:
Net cash provided by
 (used in) operating
 activities.............  $   (1,634) $   22,507  $   18,549  $   (1,305) $   13,323
Net cash used in
 investing activities...     (11,655)    (72,189)   (130,590)    (23,977)    (51,449)
Net cash provided by
 financing activities...      11,756     173,466     164,142       5,840     263,719
Operating Data:
Access lines in service.       7,394      52,011     181,103      70,572     238,697
Minutes of use
 (millions).............         282       3,568      13,362       2,033       6,421

                                    As of       As of
                                 December 31, March 31,
                                     1999       2000
                                 ------------ ---------
Balance Sheet Data:
Cash, cash equivalents and
 short-term investments........    $188,142   $413,770
Current assets.................     219,932    454,212
Long-term debt, including
 current portion...............     253,786    530,699
Total stockholders' equity.....     142,487    123,510

   You should keep the following matters in mind when you read the information in the tables above:

  .  Non-cash compensation expense consists of:

      --charges totaling $1.3 million for each of 1997 and 1998, $2.5 million for 1999, and $0.3 million and $0 for the three month periods ended March 31, 1999 and 2000, respectively, which resulted from the vesting over time of shares of common stock issued to some of our executive officers in November 1996

      --charges of $1.8 million and $0.3 million for 1998 and 1999, and $0.1 million for the three months ended March 31, 1999 and 2000, respectively, which resulted from the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendment of vesting agreements with some of our executive officers

      --charges of $4.4 million for 1999 and $1.2 million and $1.3 million for the three months ended March 31, 1999 and 2000, respectively, which resulted from our 1999 stock option grants to employees, directors and an outside consultant, and common stock issued to a director

  . EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-cash charges, including non-cash compensation expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net loss applicable to common stockholders as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable to similarly titled measures for other companies.

  . For the years ended December 31, 1997, 1998, and 1999 and for the three months ended March 31, 2000, earnings were insufficient to cover combined fixed charges by $2.9 million, $3.3 million, $21.8 million and $21.2 million, respectively.

  . We count access lines as of the end of the period indicated and on a one-for-one basis using DS-0 equivalents.

  .  No additional proceeds will be received from the exchange offer.

                                  RISK FACTORS

   In addition to the other information in this prospectus, you should consider carefully the following risk factors in evaluating our company and our business before tendering your outstanding notes for exchange notes. You should also consider the additional information set forth in our Securities and Exchange Commission reports on Forms 10-K and 10-Q and in the other documents incorporated by reference in this prospectus.

Limited Operating History--We have a limited history of operations and you therefore have limited information on which to base your investment decision.

   We were incorporated in April 1996 and began providing service in our first market, Chicago, in May 1997. Therefore, you have limited historical financial and operating information with which to evaluate our performance. In addition, the revenues and income potential of our new data services business is unproven. You should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by companies in the rapidly-evolving data services market.

Probable Future Losses--We expect negative operating cash flows and substantial operating losses for the foreseeable future.

   The development of our business requires significant capital and operational expenditures to expand our networks, services and customer base. Many of these expenditures must be completed before any revenue can be realized in a particular market. These expenditures are expected to increase as we grow our customer base in existing markets, expand into new markets and diversify our service offerings.

   Reciprocal compensation has historically represented a substantial portion of our revenues. Reciprocal compensation payments are amounts we receive when we complete local calls from another local exchange carrier's network. These payments represented approximately 81%, 75%, 55% and 39% of our total revenues for 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively. Since July 1, 1999, effective rates for reciprocal compensation have decreased substantially. As a result, revenues from reciprocal compensation, as a percentage of total revenues, have decreased substantially and are expected to continue to decrease.

   We expect negative operating cash flow and substantial operating losses until these trends stabilize, our newer markets and service offerings are established and mature, and we establish an adequate revenue base. Although we had operating income in 1998 of $6.3 million, we had operating losses of $7.5 million in 1999 and $14.3 million for the three months ended March 31, 2000, and we expect substantial operating losses for the foreseeable future. We may continue to sustain negative operating cash flow and operating losses as a result of low prices, including reduced rates attributable to reciprocal compensation, and/or higher costs, including cash interest costs.

Significant Capital Requirements--Our future growth will require significant capital.

   Our business plan requires us to:

  .  Expand our existing networks and services

  .  Acquire and develop new networks and services in additional markets

  .  Deploy our own fiber capacity in a majority of our markets

  . Design and install Focal Internet eXchanges in each of our switching and colocation sites

  .  Fund our operating losses
   These activities will require significant capital for the foreseeable future. Capital expenditures for our current business plan are estimated to be approximately $300 million in 2000 and $305 million in 2001. The

2000 capital expenditures are expected to be made primarily for the build-out of additional markets, the expansion of our existing markets, the roll-out of new services, including managed high-speed Internet access, colocation and peering services, and the purchase of local dark fiber transport capacity in a majority of our markets. We currently plan to fund these requirements with the net proceeds of the offering of the outstanding notes, together with our existing cash balances, cash equivalents and short-term investments. In addition, we are currently in negotiations for a $200 million senior secured credit facility. If we choose to establish this facility, we expect that it will fund our operations and capital expenditure requirements through the fourth quarter of 2001. In addition, we may choose to obtain future debt or equity financing to fund additional new products and services and for other general corporate purposes.

   Our expectations of our future capital requirements and cash flows from operations are based on current estimates. Our actual capital expenditures and cash flows could differ significantly from these estimates. If we require additional capital to complete our planned expansion or if customer demand significantly differs from our current expectations, our funding needs may increase. In addition, we may be unable to produce sufficient cash flows from ongoing operations to fund our business plan and future growth. This would require us to alter our business plan, including delaying or abandoning our expansion or spending plans, which could have a material adverse effect on our business. In addition, we may elect to pursue other attractive business opportunities that could require additional capital investments in our networks. If any of these events were to happen, we could be required to borrow more money, issue additional debt or equity securities or enter into joint ventures.

Substantial Debt--We have a substantial amount of debt that could impact our future prospects and we may not have sufficient cash flow to service our debt.

   We currently have a substantial amount of debt in relation to our stockholders' equity. At March 31, 2000, we had total debt outstanding of $530.7 million, representing approximately 81% of our total capitalization, and total stockholders' equity of $123.5 million. Non-cash interest on our 2000 senior notes and on our $270 million 12.125% Senior Discount Notes due 2008 issued in February 1998, which we refer to in this prospectus as the 1998 notes, will increase this debt by an additional $1.9 million by January 15, 2010 and $77.6 million by February 15, 2003, respectively. The January 2000 indenture and the indenture related to the 1998 notes, which we refer to as the "February 1998 indenture," also permit us to incur additional debt, which we plan to do.

   Our high level of debt could affect our future prospects adversely by:

  .  Impairing our ability to borrow additional money.

  . Requiring us to use a substantial portion of our cash flows from operations to pay interest or repay debt which will reduce the funds available to us for our operations, capital expenditures and acquisition opportunities. Of the $18.5 million and $13.3 million net cash flows provided by our operations in 1999 and for the three months ended March 31, 2000, respectively, $25.3 million and $14.5 million, respectively, were charged as interest expense on our debt. Of this amount, 82% and 88%, respectively, were used for interest on the 1998 notes and 2000 senior notes and 18% and 12% respectively, were used for interest on our term loan facility, capital leases and other obligations. A portion of this interest expense, totaling $3.6 million and $1.6 million, respectively, relating to construction in progress was capitalized during 1999 and for the three months ended March 31, 2000, respectively. Cash generated from our operating activities may not be sufficient to meet our debt service obligations for the foreseeable future.

  . Placing us at a competitive disadvantage with companies that are less restricted by their debt agreements. Our debt agreements limit our ability to pursue our business strategy, borrow additional funds to grow our business, acquire and dispose of assets, and make capital expenditures.

  . Making us more vulnerable in the event of a downturn in general economic conditions.

   We cannot assure you that we will be able to meet our debt obligations. If we are unable to generate sufficient cash to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit the debtholders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness.

   Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, regulatory and other factors. In addition, we may need to incur additional indebtedness in the future. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations, capital lease financings and proceeds of future equity or debt financings will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

   In order to repay our debt and fund our capital expenditures, we must successfully implement our business strategy. If we are unable to do so, we may have to reduce or delay our planned capital expenditures, sell assets, sell additional equity or debt securities or refinance or restructure our debt. Any delay in our planned capital expenditures could materially and adversely affect our future revenue prospects. Any sale of assets to raise money to meet our financial obligations could also occur on unfavorable terms.

Subordination--The exchange notes are effectively subordinated to all of our secured indebtedness and the liabilities of our subsidiaries.

   The exchange notes are general senior unsecured obligations, ranking equally with all of our existing and future unsecured and unsubordinated indebtedness, including the outstanding notes and the 1998 notes, and senior to all of our existing and future subordinated indebtedness. The exchange notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally subordinated to all indebtedness of our subsidiaries. At December 31, 1999 and March 31, 2000, we had approximately $44.2 million and $42.1 million, respectively, of secured indebtedness outstanding to which holders of exchange notes would have been effectively subordinated in right of payment. In addition, we are currently in negotiations for a $200 million senior secured credit facility. If we choose to establish this facility, our secured indebtedness will increase.

   Focal Communications Corporation is a holding company that conducts substantially all of our revenue producing operations through our operating subsidiaries. Claims of holders of the exchange notes are effectively subordinated to the indebtedness and other liabilities and commitments of our subsidiaries, and claims by Focal as an equity holder in our non-wholly owned subsidiaries and minority interests will be limited to the extent of our direct or indirect investment in such entities. The ability of creditors, including the holders of the exchange notes, to participate in the assets of any of our subsidiaries upon any liquidation or bankruptcy of any such entity will be subject to the prior claims of that entity's creditors, including trade creditors, and any prior or equal claim of any other equity holder. In addition, the ability of our creditors, including the holders of exchange notes, to participate in distributions of assets of our subsidiaries will be limited to the extent that the outstanding shares of any of our subsidiaries are either pledged to secure other creditors or are not owned by Focal. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

Subsidiary Cash Flows--We depend upon the cash flows of our subsidiaries to repay the exchange notes.

   The exchange notes are obligations solely of Focal. Our ability to pay interest on the exchange notes or to repay the exchange notes at maturity or otherwise is dependent upon the cash flows of our operating subsidiaries and the payment of funds by those subsidiaries to us in the form of repayment of loans, dividends, management fees or otherwise. Our operating subsidiaries have no obligation, contingent or other, to pay amounts pursuant to the exchange notes or to make funds available therefor, whether in the form of loans, dividends or other distributions. In addition, to the extent we make minority investments and investments in joint ventures as a part of our strategy, we may not have access to the cash flows of such entities. Accordingly, our ability to repay the exchange notes at maturity or otherwise may be dependent upon our ability to refinance the exchange notes, which will in turn depend, in large part, upon factors beyond our control. While at the present time there are no material agreements in place which prohibit or restrict our subsidiaries' right or ability to make such payments, future agreements may contain covenants prohibiting them from distributing or advancing funds to Focal under certain circumstances, including to fund interest payments in respect of the exchange notes.

Financing a Change of Control Offer--We may not have the ability to raise the funds necessary to finance the change in control offers required by the January 2000 indenture and the February 1998 indenture.

   Upon the occurrence of specific kinds of change in control events, each holder of 2000 senior notes and 1998 notes will have the right to require us to repurchase all or a portion of the holder's notes. If this occurs, we may not have sufficient funds to pay the repurchase price for all notes tendered by the holders. In addition, our repurchase of notes as a result of these events may be prohibited or limited by, or create a default under, the agreements related to our borrowings, including senior indebtedness.

Restrictive Covenants--We are subject to restrictive covenants that limit our flexibility.

   Our equipment term loan facility and other debt instruments contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates. These covenants may make it difficult for us to pursue our business strategies. Failure to comply with the terms of the equipment term loan facility would entitle the secured lenders to foreclose on the assets acquired with the proceeds of these loans, principally telecommunications equipment and related software licenses. The secured lenders would be repaid from the proceeds of the liquidation of these assets before the assets would be available for distribution to other creditors and, lastly, to the holders of Focal's capital stock. Our ability to satisfy the financial and other restrictive covenants may be affected by events beyond our control.

Network Expansion--Difficulties in expanding our networks could increase our estimated costs and delay scheduled completion.

   The expansion of our existing networks and the construction of networks in new markets is a significant undertaking. This will require that we install and operate additional facilities, switches and related equipment, design and install Focal Internet eXchanges in each of our switch and colocation sites and develop, introduce and market new products and services, including data services. In addition, the deployment of additional data services, such as high-speed LAN and Internet access and peering, will require modifications to our network architecture. The development and expansion of some of our data services offerings will also require us to obtain and install our equipment in the ILECs' central office colocation space. Administrative, technical, operational, regulatory and other problems that could arise may be more difficult to address and solve due to the scope and complexity of our planned expansion. We are also dependent on timely performance by third-party suppliers and contractors, including suppliers of network equipment. Many of these factors and problems are beyond our control. As a result, our network build-out may not be completed as planned or for the costs and in the time frame that we currently estimate. We may be materially adversely affected as a result of any significant increase in the estimated cost of the network build-out or any significant delay in its anticipated completion.

Management of Growth--An inability to effectively manage our planned rapid growth could adversely affect our operations.

   Our business plan contemplates rapid expansion for the foreseeable future. This growth will increase our operating complexity and require that, among other things, we:

  .  Accurately assess our markets

  .  Expand our employee base with highly-skilled personnel

  . Develop and institute adequate financial and management controls, reporting systems and procedures

  .  Control expenses related to our business plan

  .  Integrate any acquired operations and joint ventures

  .  Obtain and maintain necessary regulatory approvals

  .  Lease additional real estate

   Our inability to manage growth effectively would seriously hinder our plans to deploy our new data services offerings. The difficulties associated with deploying additional data services and installing and implementing equipment, systems, procedures and controls for these services may place an additional burden on our management and our internal resources. Our plans to rapidly deploy these services could place a significant strain on our management's time and resources. A failure to satisfy any of these requirements or manage our growth effectively could have a material adverse effect on us.

New Data Services--Our data services business is new and may be unsuccessful.

   We have only recently created our new data services business. We believe that offering a broader portfolio of services is the best method for gaining market share among our corporate, ISP and VAR customers and increasing customer satisfaction. In order to implement our data services business plan, we will be required to make operating and capital investments and must address operating complexities associated with providing these new services. These operating complexities are in addition to those we otherwise face in operating and expanding our existing business and may include:

  . Designing and installing an Internet services infrastructure and network

  . Hiring, training and managing a dedicated team of employees to run this business

  . Obtaining Internet transit services from backbone providers

  . Selecting new equipment and software and integrating these into our existing networks

  . Developing billing, back-office and information systems to accommodate data services

In providing our new data services, we will also depend upon additional vendors for assistance in the planning and deployment of our service offerings as well as ongoing training and support. We may not be successful with respect to these matters. If we are not successful with respect to these matters, there may be a material adverse effect on our business and the price of our common stock.

   We face significant competition in the market for data services. Our competitors may mount a significant competitive response to new entrants in their market, such as Focal. We expect to face intense competitive product and pricing pressures in our markets.

   In addition, we face the risk that the market for high performance data services might fail to develop, or develop more slowly than expected, or that our data service offerings may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.

Network Failure--A failure in our network operations center, switch facilities or computer systems could cause a significant disruption in the provision of our services.

   Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our switch facilities and our computer and communications hardware systems and infrastructure. We currently have one network operations center, and we have 14 switching facilities that serve our 18 markets. If we experience a problem at our network operations center or switching facilities, we may be unable to provide services to our customers, provide customer service and support, or monitor our network infrastructure and switch facilities, any of which would seriously harm our business.

Network Vulnerability--Our network and software are vulnerable to security breaches and similar threats that could result in our liability for damages and harm our reputation.

   Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. If any of these events occurred, we could be liable for damages and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

   Although we intend to continue to implement industry-accepted security measures, some of these industry-standard measures have been circumvented by third parties, although not in our system. The measures we implement could be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems could result in interruptions, delays or cessation of service to our customers, which could hurt our business.

Internet-Related Reciprocal Compensation--Our entitlement to reciprocal compensation for Internet traffic is subject to uncertainties that could adversely affect us.

   Several of the ILECs continue to challenge, through legal proceedings, the CLECs' entitlement to reciprocal compensation payments under existing interconnection agreements for calls made to ISPs on the grounds that these calls should be considered interstate in nature, and that interstate calls are not subject to reciprocal compensation. Several of these legal challenges seek a refund of reciprocal compensation previously paid by the ILECs. Some ILECs have refused to pay or have indicated they will escrow reciprocal compensation for inbound ISP traffic.

   In addition, other ILECs have claimed that reciprocal compensation should be paid at rates lower than those previously used to calculate amounts owed to the CLECs. On July 1, 1999, we began to exclude certain reciprocal compensation revenues generated from our operations in states where recent regulatory developments have impacted the potential level of collection of reciprocal compensation. There is also a risk that courts and regulatory authorities that previously ordered payment for certain reciprocal compensation, for which we have established no reserves, will revisit this issue and revise their prior decisions, including possibly permitting the ILECs to recoup our previously recorded revenues from reciprocal compensation.

   A number of states, including Illinois, have initiated, or announced their intention to initiate, proceedings to determine whether it is appropriate to establish separate reciprocal compensation rates for Internet-bound calls. Legislation has been introduced in the U.S. Congress that would eliminate the payment of reciprocal compensation for Internet bound calls. A judicial, legislative or regulatory determination that we are not entitled to the reciprocal compensation we have recognized, an order that we refund reciprocal compensation paid to date or a decision that reciprocal compensation for Internet-bound calls should be lower could have a material adverse effect on us and our results of operations.

Information Support Systems--Any failure to develop and enhance effective information support systems could have a material adverse effect on us.

   Our business plan depends on our ability to develop and enhance sophisticated information support systems. This is a complicated undertaking requiring significant resources and expertise, and support from third-party vendors. Since our business plan provides for growth in the volume and types of services we offer, we need to develop and enhance these information support systems on a schedule sufficient to meet our proposed service roll-out dates. In addition, we will require these information support systems to expand and adapt with our rapid growth. The failure to develop and timely enhance effective information support systems could have a material adverse effect on us and our ability to implement our growth strategy.

Regulation--We are subject to significant regulation that could change in a manner adverse to us.

   Communications services are subject to significant regulation at the federal, state and local levels. The following factors may have a material adverse effect on us:

  . Delays in receiving required regulatory approvals or onerous conditions imposed on these approvals

  .  Difficulties completing interconnection agreements with ILECs

  . The enactment of new and adverse legislation or regulatory requirements or changes in the interpretation of existing legislation and/or changes in regulatory requirements

   Recent federal legislation governing the U.S. telecommunications industry remains subject to judicial review and additional FCC rule-making. As a result, we cannot predict the legislation's effect on our future operations or results. Many regulatory and legislative actions regarding important items that impact us are underway or are being contemplated by federal and state authorities. Changes in current or future regulations adopted by federal, state or local regulators, or other legislative or judicial initiatives relating to the telecommunications industry, could have a material adverse effect on us.

   Unlike some of our competitors, particularly the ILECs, we are not currently subject to some of the burdensome regulations imposed by federal legislation. Our ability to compete in the local exchange market will depend upon a continued favorable, pro-competitive regulatory environment, and could be adversely affected by new regulations or legislation affording greater flexibility and regulatory relief to our competitors.

   In August 1998, the FCC requested comments on new rules that would allow ILECs to provide their own DSL services free from ILEC regulation through a separate affiliate. The provision of DSL services by an affiliate of an ILEC not subject to ILEC regulation could have a material adverse effect on us. Congress has introduced bills that would grant Regional Bell Operating Companies, or RBOCs, permission to provide data services in areas where they are currently restricted from doing so. Although we cannot predict the outcome of any proposed or pending legislation, the ability of RBOCs to provide data services on a broader basis could have a material adverse effect on us. In addition, the FCC recently acted to enable Internet service providers to buy DSL services in bulk from ILECs, which could result in additional competition for Internet service provider business.

   We are currently required to publicly file with governmental authorities our tariffs describing the prices we charge our customers and the terms and conditions for some intrastate, interstate and international services. Challenges to these tariffs by regulators or third parties could cause us to incur substantial legal and administrative expenses. On April 28, 2000, the FCC's orders requiring detariffing for interstate, domestic, interexchange services were upheld on appeal. The FCC has since created a nine month plan for implementing detariffing by January 31, 2001.

   Federal and state regulatory agencies also have the right to impose sanctions and forfeitures, mandate refunds or impose other penalties for regulatory non-compliance and may require prior approval of transfers of control and the issuance of debt and equity.

   Some interexchange carriers, including AT&T and Sprint, have challenged the switched access rates of Focal and other CLECs and have withheld some or all payments for the switched access services that they continue to receive. Although no formal complaints have been filed against us, AT&T and other interexchange carriers have asserted that our charges for switched access services are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. AT&T has refused to pay us any originating access charges at our tariffed rate, and Sprint is paying us less than our tariffed rates. We have joined other
CLECs in a lawsuit against AT&T and Sprint in Federal District Court seeking collection of our access charges.

   There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations that affect the Internet. We cannot predict the nature of these regulations or their impact on our business. The adoption of future laws or regulations or the application of existing laws and regulation could slow the growth of the Internet, decrease demand for our data services, impose taxes, otherwise increase the cost of doing business on the Internet or otherwise adversely affect us or our customers.

Reliance on Transport Facilities and Services of Third Parties--Our reliance on leased transport facilities and services of third parties could materially and adversely affect our business.

   Our network design strategy contemplates us owning and operating our own switches but initially leasing a substantial portion of our transport facilities, or network lines, from third parties. During 1999, we used leased facilities for 100% of our transport requirements. Although we have begun to selectively acquire and activate our own fiber transport capacity in some of our markets, we expect, for the foreseeable future, to continue to lease a substantial portion of our transport capacity from other carriers, some of which are competitors in our service territories.

   We are also dependent on third-party suppliers for substantial amounts of fiber, conduit, computers, software, switches, routers and related components that we use to expand and upgrade our network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment, and we are unable to reach suitable alternative arrangements quickly or on favorable terms, we may experience significant delays and additional costs. If that happens, it could have a material adverse effect on us.

   We currently lease a substantial portion of our transport facilities from one carrier. Although we believe that adequate alternative sources of transport facilities exist, if this carrier's facilities become unavailable, our business could be disrupted. In addition, although we believe we have protection against unexpected increases in the costs of our leased transport facilities, an unexpected material increase in these costs could have a material adverse effect on our results.

   We have entered into multi-year agreements to lease fiber transport capacity in several markets and expect to enter into additional agreements for Internet transit services from Internet backbone providers. Our current agreements require us to make minimum, fixed installment payments, whether or not we need transport capacity or this capacity becomes otherwise available at lower prices. When we negotiate these agreements, we estimate future supply and demand for transmission capacity, as well as calling patterns and traffic levels of our customers. We also set the price terms of these agreements on the basis of the supply of, and the then prevailing prices for, transport capacity which are expected to fluctuate over time. If we do not meet our minimum volume commitments, we may be obligated to pay underutilization charges. If we underestimate our need for transmission capacity, we may be required to obtain capacity through other, possibly more expensive, means. If we overestimated our need for transmission capacity or prevailing prices for transport capacity or Internet transit services fall, it could have a material adverse effect on our results of operations.

   In order to offer our new data services, we will rely on multiple Tier-1 Internet backbone providers. To provide optimal routing to our customers through our facilities, we must contract for Internet transit services from several Internet backbone providers. We may be unable to establish relationships with, or obtain necessary services from, backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which our facilities are or will be located. We cannot assure you that these Internet backbone providers will provide service to us on a cost-effective basis, if at all, or that these providers will provide us with the necessary capacity to adequately meet customer demand or avoid service delays or interruptions.

Relationship with ILECs--Our reliance on ILEC interconnection agreements and changes to our agreements with the ILECs could have a material adverse effect on us.

   In addition to agreements with transport and Internet transit service providers, we are dependent upon our agreements with the ILECs operating in our existing and targeted markets. These agreements, called interconnection agreements, specify how we connect our networks with the network of the ILEC in each of our markets. Federal legislation regulating the telecommunications industry has enhanced competition in the local service market by requiring the ILECs to provide access to their networks through interconnection agreements and to offer unbundled elements of their network and retail services at prescribed rates to other telecommunications carriers. A failure to negotiate required interconnection agreements or renew existing interconnection agreements on favorable terms could have a material adverse effect on our business.

   Our interconnection agreements also require the ILECs to provide sufficient transmission capacity to keep blocked calls between our networks within industry limits. Accordingly, we are partially dependent on the ILECs in our efforts to provide our customers with superior service and avoid blocked calls. The failure by the ILECs to comply with their obligations under our interconnection agreements could result in customer dissatisfaction and the loss of existing and potential customers. In addition, the rates charged to us under the interconnection agreements may be too high to permit us to offer usage rates that are low enough to attract a sufficient number of customers and permit us to operate profitably.

   The pace at which we are able to add new customers and services could be adversely affected if the ILECs do not provide us with necessary network elements, colocation space, intercompany network connections and the means to share information about customer accounts, service orders and repairs on a timely basis. Because the rules governing colocation remain subject to additional FCC rulemaking, disputes concerning the types of equipment we may be allowed to colocate could cause delays and added expense. In addition, our ability to provide some high-speed data services will be dependent on our obtaining space from the various ILECs for physical colocation of our equipment in the ILECs' central offices and elsewhere. In many instances the ILECs do not timely or fully comply with these requirements. Also, the rules governing which elements the ILECs must provide and the cost methodology for providing these elements are currently under FCC and judicial review.

   Interconnection agreements are subject to review and approval by various federal and state regulators. In addition, parties to the agreements may seek to have the agreements modified based upon the outcome of regulatory or judicial rulings occurring after the dates of the agreements. The outcome of these rulings, or any modified agreements, could have a material adverse effect on us. In addition, certain aspects of interconnection agreements, including the price and economic terms of these agreements, have been subject to litigation and regulatory action.

Competition--We compete in the communications services industry with participants that have greater resources, more established networks and a broader customer base than we do.

   Portions of the communications services industry are highly competitive. Many of our existing and potential competitors, including the ILECs and some CLECs, have financial, personnel, marketing and other resources significantly greater than ours. Many of these competitors have the added competitive advantage of an established network and an existing customer base.

   Our principal competitor in each of our markets is the ILEC. Although recent federal legislation and rule-making have afforded us increased opportunities, they also provide the ILECs with some advantages which could adversely affect our business. In addition, current competitive advantages afforded to CLECs may also be adversely affected by changes in existing regulation of telecommunications services. These changes may include permitting ILECs to:

  .  Reduce their prices because of fewer regulatory restrictions

  .  Offer selective discount pricing to their customers

  . Provide advanced data services through less-regulated separate subsidiaries that may be used for voice traffic

  .  Eliminate the mandatory resale of advanced services

  .  Provide in-region long distance service

  .  Limit the network elements required to be provided on an unbundled basis

   In addition, significant new competitors in the local exchange market could arise as a result of:

  .  Consolidation and strategic alliances in the industry

  .  Foreign carriers being allowed to compete in the U.S. market

  .  Further technological advances

  .  Further deregulation and other regulatory initiatives

Other competitors and potential market entrants include long distance companies, cable television companies, value added resellers, electric utilities, microwave carriers, wireless telephone system operators, data service companies and operators of private networks.

   In addition, the data services market, which we are entering, is extremely competitive, and there are few barriers to entry. We expect intense competition in the future, and we may not have the financial resources, technical expertise, sales and marketing resources or support capabilities to compete successfully in this market. Some of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a presence in this new market.

   Our competitors in the data services segment of the communications services industry currently include RBOCs that offer Internet access, and global, national and regional Internet service providers, some of which we expect will provide us with connectivity services. We also believe that new competitors will enter the data services market. These new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of communications companies and online service providers have announced plans to offer or expand their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage.

Technological Changes--Our business could be adversely affected if we do not keep pace with rapid technological changes.

   The communications services industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business. The introduction of new products or technologies may reduce the cost or increase the supply of services similar to those that we plan to provide. As a result, our most significant competitors in the future may be new entrants to the communications services industry. These new entrants may not be burdened by an installed base of outdated equipment. Technological changes and the resulting competition could have a material adverse effect on us.

   The data services segment of our industry is also characterized by rapidly-changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop applicable technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services or enhance our existing services on a timely basis.

   Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Although we intend to support emerging standards in the market for communications services, we cannot assure you that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

Vulnerability to Communications Industry Developments--A slowing of communications industry growth, including Internet use, could adversely affect us.

   We currently derive a majority of our revenues from selling switched data services to large, communications-intensive users in major cities. Our business plan and growth has been based in large part on increasing market demand for sophisticated communications services. These services include dial-up Internet access, managed high-speed Internet access, colocation services, private peering services, DSL service and nationwide networking. Our customers use these services predominately to download and transmit large amounts of information over the public telephone network.

   The growth in data that is transmitted over the public network, or data traffic, is driven by a number of factors, including the rapidly increasing number of computer applications that can be managed, accessed or distributed over the Internet, the growing number of personal computers linked to the Internet, and improvements in equipment that manage data traffic over the public networks. Revenues derived from providing data services may also fluctuate because of other factors, including the continued growth of the information technology, software and computer industries, and corporate cash flows and spending patterns. There can be no assurance that current or future economic or industry trends will not adversely affect our business.

   Critical issues concerning the commercial use of the Internet remain unresolved and may hinder or slow the growth of Internet use and the demand for data services. Despite growing interest in varied commercial uses of the Internet, many businesses have been deterred from purchasing sophisticated data services for a number of reasons, including systemic problems that continue to plague the exchange of data traffic over the public networks. These problems include capacity restraints, transmission errors, service problems and the inability of the public networks to transmit rapidly increasing volumes of data over the Internet.

   Uncertainties associated with the growth in the use of the public networks to transmit data traffic may, if left unresolved, impede further development of this market. The inability of the telecommunications industry to resolve systemic network and infrastructure problems, or the failure of the market for business-related Internet solutions to further develop, could have a material adverse effect on us.

Quarterly Operating Results--Our quarterly operating results may vary significantly.

   We anticipate that our operating results could vary greatly from quarter to quarter due to factors such as:

  . The timing of significant expenses associated with the expansion and development of our networks and services

  . The variability of the level of revenues generated through sales of our services

   Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations. This type of variability could have a material adverse effect on us.

   Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price.

Reliance on Key Personnel--We may be unable to hire and retain sufficient qualified personnel; the loss of some of our key executive officers could materially adversely affect us.

   We believe that our future success will depend in large part on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. To implement our business plan, including our offering of expanded data services, and manage our planned growth successfully, we will need to add a substantial number of additional employees. We have experienced significant competition in attracting and retaining personnel who possess the skills that we are seeking. As a result of this competition, we may experience a shortage of qualified personnel.

   Our business is managed by a relatively small number of senior management and operating personnel. Losing some members of the senior management team or key operating personnel could have a material adverse effect on us. We may be unable to retain our senior management or other key employees, or retain other skilled personnel in the future.

Limited Number of Stockholders--Three stockholders control us and their interests may be different from the interests of holders of exchange notes.

   Madison Dearborn Capital Partners, L.P., Frontenac VI, L.P. and Battery Ventures III, L.P., our three principal institutional investors, control approximately 60.4% of our total voting power (based on the number of shares outstanding as of March 31, 2000). As a result, these institutional investors and our management have the ability to control our future operations and strategy. Conflicts of interest between these institutional investors and holders of the exchange notes may arise with respect to sales of shares of common stock owned by these institutional investors or other matters. For example, sales of shares by these institutional investors could result in a "Change of Control" under the January 2000 indenture or the February 1998 indenture, which would require us to offer to repurchase the 2000 senior notes, including the exchange notes, and the 1998 notes. In addition, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our stockholders may conflict with those of the holders of the exchange notes. These investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment could enhance their equity investment in Focal, even though transactions of this type might involve increased risk to the holders of the exchange notes.

Potential Conflicts of Interest--Our institutional investors invest in other telecommunications companies and conflicts of interest may arise from these investments.

   Madison Dearborn, Frontenac and Battery Ventures or their affiliates currently have significant investments in communications services companies other than Focal. These institutional investors may in the future invest in other entities that compete with us. In addition, four of our directors, each of whom is a principal of one of these institutional investors, serve as directors of other public communications services companies. As a result, these four directors may be subject to conflicts of interest during their tenure as directors of Focal. Because of these potential conflicts, these four directors may be required to periodically disclose financial or business opportunities to us and to the other companies to which they owe fiduciary duties. Conflict of interest issues are reviewed by the audit committee of our board of directors. A majority of the members of the audit committee currently are independent directors.

Franchises and Rights-of-Way--Our ability to develop networks will be adversely affected if we cannot obtain necessary permits and rights-of-way.

   We plan to selectively develop our own fiber transport facilities where it makes economic sense to do so. To do this, we may need to obtain local rights to utilize underground conduit and pole space, franchises, permits and other rights-of-way from various public and private entities. The process of obtaining these franchises, permits and rights-of-way is time consuming and burdensome. The failure to enter into and maintain these arrangements for a particular network on acceptable terms and on a timely basis may adversely affect our ability to develop that network. In addition, the cancellation or non-renewal of the rights, franchises or permits we do obtain could have a material adverse affect on us.

Investment Company Act--We may be required to register as an investment company, which would adversely affect us.

   We have substantial cash balances and short-term investments. As a result, we may be considered an "investment company" under the Investment Company Act of 1940. The Investment Company Act requires companies that are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities, or that fail numerical tests regarding composition of assets and sources of income and that are not primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities, to register as "investment companies." Various substantive restrictions are imposed on these "investment companies" by the Investment Company Act.

   Because we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities, we do not believe that we are an investment company within the meaning of the Investment Company Act. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with "affiliated persons," as defined in the Investment Company Act, and other matters. To avoid having to register as an investment company, we may have to hold a portion of our liquid assets as cash or government securities instead of as investment securities. Having to register as an investment company would have a material adverse effect on us.

Transfer Restrictions--If you participate in the exchange offer for the purpose of participating in a distribution of the exchange notes or are an "affiliate" of Focal, you may still be subject to various transfer restrictions.

   If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

   "Affiliates" of Focal may sell exchange notes only in compliance with the provisions of Rule 144 under the Securities Act or another available exemption. The broker-dealers described above must deliver a prospectus in connection with any resale of exchange notes.

No Established Trading Market--There is no established trading market for the exchange notes, which could make it more difficult for you to sell exchange notes and could adversely affect their price.

   The exchange notes constitute a new issue of securities for which no established trading market exists. Consequently, it may be more difficult for you to sell exchange notes. If the exchange notes are traded after their initial issuance, they may trade at a discount, depending upon:

  .  Our financial condition

  .  Prevailing interest rates

  .  The market for similar securities

  .  Other factors beyond our control, including general economic conditions

   We do not intend to apply for a listing or quotation of the exchange notes on any securities exchange. The initial purchasers have informed us that they intend to make a market in the exchange notes. However, the initial purchasers have no obligation to do so, and may discontinue any market-making activities at any time without notice. We cannot assure you of the development or liquidity of any trading market for the exchange notes following the exchange offer.

Diminished Liquidity--Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

   We have not registered nor do we intend to register the outstanding notes under the Securities Act. Consequently, outstanding notes that remain outstanding after consummation of the exchange offer will remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes which will make it more difficult for you to sell them. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

Compliance With Exchange Offer Procedures--Holders of outstanding notes must ensure compliance with exchange offer procedures.

   You are responsible for complying with all exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, before the expiration date, you deliver all of the following to the exchange agent:

  . certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent's account at the Depository Trust Company, or DTC

  . the Letter of Transmittal, properly completed and duly executed by you, together with any required signature guarantees

  .  any other documents required by the Letter of Transmittal

   You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   In connection with the sale of the outstanding notes, we entered into the exchange and registration agreement with the initial purchasers in which we agreed to file and to use our reasonable best efforts to cause to become effective with the Securities and Exchange Commission a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the exchange and registration agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our contractual obligations under the exchange and registration agreement.

   If you tender your outstanding notes in exchange for exchange notes, you will represent to us that:

  . Any exchange notes you receive are being acquired in the ordinary course of your business

  . You have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of exchange notes

  . You are not an "affiliate" of Focal within the meaning of Rule 405 under the Securities Act or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable

  . You have full power and authority to tender, exchange, sell, assign and transfer the tendered outstanding notes

  . Focal will acquire good, marketable and unencumbered title to the outstanding notes you tender, free and clear of all liens, restrictions, charges and encumbrances

  . The outstanding notes you tender for exchange are not subject to any adverse claims or proxies

   You also will warrant and agree that you will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the outstanding notes you tender in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes in the exchange offer, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

   The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of that jurisdiction.

   Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of outstanding notes, which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form.

Terms of the Exchange Offer

   We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered prior to the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

   The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

  . The exchange notes have been registered under the Securities Act and therefore will not be subject to some restrictions on transfer applicable to the outstanding notes

  . Holders of the exchange notes will not be entitled to the rights of holders of the outstanding notes under the exchange and registration agreement

   The exchange notes evidence the same indebtedness as the outstanding notes, which they replace, and will be issued pursuant to, and entitled to the benefits of, the January 2000 indenture.

   The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under "--Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $275 million principal amount of outstanding notes is outstanding.

   Holders of outstanding notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. For a description of the consequences of not tendering outstanding notes for exchange, see "Risk Factors--Diminished Liquidity."

   If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder of those notes promptly after the expiration date.

   Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer.

   Our board of directors makes no recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any similar recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the Letter of Transmittal and consulting with their advisers, if any, based on their financial position and requirements.

Expiration Date; Extensions; Amendments

   The term "expiration date" means 5:00 p.m., New York City time, on June 30, 2000, unless we extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

   We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time,

  .  To delay the acceptance of the outstanding notes for exchange

  . To terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, if we determine, in our sole and absolute discretion, that any of the events or conditions referred to under "--Conditions to the Exchange Offer" has occurred or exists or has not been satisfied

  . To extend the expiration date of the exchange offer and retain all outstanding notes tendered in the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under "--Withdrawal Rights"

  . To waive any condition or otherwise amend the terms of the exchange offer in any respect

   If the exchange offer is amended in a manner that we determine to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act.

   Any delay in acceptance, termination, extension or amendment will be followed promptly by:

  . Oral or written notice of the change to the exchange agent, with any such oral notice to be promptly confirmed in writing

  . A public announcement of the change, which announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date

   Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

   Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn as described under "--Withdrawal Rights."

   In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

  . Outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC

  . The Letter of Transmittal, properly completed and duly executed, with any required signature guarantees

  .  Any other documents required by the Letter of Transmittal

   Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

   The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC.

   Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of those outstanding notes for exchange in the exchange offer. Any oral notice will be promptly confirmed in writing. Our acceptance for exchange of outstanding notes tendered through any of the procedures described above will constitute a binding agreement between the tendering holder and Focal upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for Focal for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, Letters of Transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. The exchange will be made promptly after the expiration date. If for any reason whatsoever the acceptance for exchange or the exchange of any outstanding notes tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of outstanding notes, or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered in the exchange offer, then, without prejudice to our rights set forth in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Securities Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "--Withdrawal Rights."

Procedures for Tendering Outstanding Notes

   Valid Tender. Except as set forth below, in order for outstanding notes to be validly tendered in the exchange offer, either:

     1. Before the expiration date,

      . A properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under "--Exchange Agent," and

      . Tendered outstanding notes must be received by the exchange agent, or outstanding notes must be tendered according to the procedures for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent, or

     2. The guaranteed delivery procedures set forth below must be complied with.

   If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

   If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and unless waived by us, evidence satisfactory to us, in our sole discretion, of the person's authority to so act must be submitted.

   Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate in the exchange offer.

   The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery and should obtain proper insurance. No Letter of Transmittal or outstanding notes should be sent to Focal. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

   Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent's account at DTC according to DTC's procedures for transfers. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, the

Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the exchange agent at its address set forth under "--Exchange Agent" before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

   Delivery of documents to DTC does not constitute delivery to the exchange agent.

   Signature Guarantees. Tendering holders do not need to endorse their certificates for outstanding notes and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless:

     1. A certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate, or

     2. A registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal

   In either of these cases, the certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act as an "eligible guarantor institution," including, as such terms are defined in that rule:

  .  A bank

  . A broker, dealer, municipal securities broker or dealer or government securities broker or dealer

  .  A credit union

  . A national securities exchange, registered securities association or clearing agency

  .  A savings association

unless surrendered on behalf of such eligible institution. Please read carefully Instruction 1 to the Letter of Transmittal.

   Guaranteed Delivery. If a holder desires to tender outstanding notes in the exchange offer and the certificates for the outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

  .  The tenders are made by or through an eligible institution

  . Before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made by the notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery

  . The certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery

   Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes will be determined by us, in our sole discretion, and that determination will be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders that we determine are not in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under "--Conditions to the Exchange Offer" or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not we waive similar defects or irregularities in the case of other holders.

   Our interpretation of the terms and conditions of the exchange offer, including the Letter of Transmittal and its instructions, will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither Focal, any affiliates of Focal, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

   Based on interpretations by the Staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of outstanding notes, other than any holder that is:

     (1) A broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or

     (2) A broker-dealer that acquired outstanding notes directly from us for resale under Rule 144A or another available exemption under the Securities Act,

who exchange their outstanding notes for exchange notes in the exchange offer may offer for resale, resell and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  . The exchange notes are acquired in the ordinary course of the holders' business

  . The holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes

  . The holders are not "affiliates" of Focal within the meaning of Rule 405 under the Securities Act

   However, the Staff of the Securities and Exchange Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that it would make a similar determination with respect to the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes in the exchange offer, where the outstanding notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Withdrawal Rights

   Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time before the expiration date.

   In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission of the notice of withdrawal must be timely received by the exchange agent at its address set forth under "--Exchange Agent" before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn and, if certificates for the outstanding notes have been tendered, the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered the outstanding notes.

   If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution.

   If outstanding notes have been tendered by the procedures for book-entry transfer set forth in "--Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time before the expiration date by following any of the procedures described above under "-- Procedures for Tendering Outstanding Notes."

   All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither Focal, any affiliates of Focal, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder of those notes promptly after withdrawal.

Interest on the Exchange Notes

   Interest on the outstanding notes and the exchange notes will be payable semi-annually in arrears on July 15 and January 15 of each year at a rate of 11 7/8% per annum, commencing July 15, 2000.

Conditions to the Exchange Offer

   Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, may, at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied before the expiration date:

  . There occurs a change in the current interpretation by the Staff of the Securities and Exchange Commission which permits the exchange notes issued in exchange for outstanding notes in the exchange offer to be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers that acquired outstanding notes as a result of market-making or other trading activities or broker-dealers that acquired outstanding notes directly from Focal for resale under Rule 144A or another available exemption under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders' business, the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes and the holders are not "affiliates" of Focal within the meaning of Rule 405 under the Securities Act

  . Any action or proceeding has been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer

  . Any law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer

  . A stop order has been issued by the Securities and Exchange Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings have been initiated or, to our knowledge, threatened for that purpose

  . Any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby

  . Any change, or any development involving a prospective change, in our business or financial affairs has occurred which, in our sole judgment, might materially impair our ability to proceed with the exchange offer

   If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If a waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act.

Exchange Agent

   We have appointed The Bank of New York as exchange agent for the exchange offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as follows:

    By overnight courier or registered/certified mail:
      The Bank of New York
      101 Barclay Street
      New York, New York 10286
      Attention: Reorganization Department-7E

    By hand:
      The Bank of New York
      101 Barclay Street
      New York, New York 10286
      Ground Level
      Corporate Trust Services Window

   Delivery to other than the above addresses will not constitute a valid delivery.

Fees and Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of Focal.

   We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

   Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to the tendering holder.

                                USE OF PROCEEDS

   The exchange offer is intended to satisfy our obligations under the exchange and registration agreement that we entered into in connection with our issuance and sale of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes offered by this prospectus. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except as otherwise described in this prospectus under "The Exchange Offer--Terms of the Exchange Offer." The outstanding notes surrendered in exchange for exchange notes will be retired and canceled by us and cannot be reissued.

                                 CAPITALIZATION

   The following table sets forth our total cash, cash equivalents and short-term investments and capitalization as of March 31, 2000 on a historical basis. You should read the information in this table in conjunction with our Consolidated Financial Statements and the accompanying notes incorporated by reference in this prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Where You Can Find More Information." In the table below, dollars are shown in thousands, except per share amounts.

                                                                     As of
                                                                 March 31, 2000
                                                                 --------------
                                                                  (unaudited)
Total cash, cash equivalents and short-term investments.........    $413,770
                                                                    ========
Long-term debt, including current portion:
  12.125% Senior Discount Notes due 2008, net of unamortized
   discount of $77,614 at March 31, 2000........................    $192,386
  11.875% Senior Notes due 2010, net of unamortized discount of
   $1,938 at March 31, 2000.....................................     273,062
  Secured equipment term loan...................................      42,100
  Obligation under capital lease................................      22,552
  Other.........................................................         599
                                                                    --------
    Total long-term debt........................................     530,699
                                                                    --------
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized
   and no shares issued and outstanding.........................         --
  Common stock, $.01 par value; 100,000,000 shares authorized and 60,897,488 shares issued and outstanding at March 31,
   2000.........................................................         609
  Additional paid-in capital....................................     178,328
  Deferred compensation.........................................        (866)
  Accumulated deficit...........................................     (54,561)
                                                                    --------
    Total stockholders' equity..................................     123,510
                                                                    --------
      Total capitalization......................................    $654,209
                                                                    ========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The information in the following table is based on historical financial information included in our prior filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 1999. The following selected consolidated financial and operating data should be read in connection with this historical financial information, including the notes that accompany the financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999 were audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the three-month periods ended March 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for these periods. The results of operations for interim periods are not necessarily indicative of full year results. You should not assume that the results of operations below are indicative of the financial results we can achieve in the future. You should also read the information in this table in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the other financial data appearing elsewhere in this prospectus.

                             Period From
                           Commencement of                                       Three Months Ended
                             Operations         Years Ended December 31,              March 31,
                          (May 31, 1996) to ----------------------------------  ----------------------
                          December 31, 1996    1997        1998        1999        1999        2000
                          ----------------- ----------  ----------  ----------  ----------  ----------
                                                                                     (Unaudited)
                                         (Dollars in thousands, except share data)
Statement of Operations
 Data:
Data services...........      $     --      $      --   $      --   $   96,856  $   19,979  $   32,190
Telecom services........            --             --          --       30,005       6,025      13,139
                              ---------     ----------  ----------  ----------  ----------  ----------
 Total revenues.........            --           4,024      43,532     126,861      26,004      45,329
Expenses:
 Customer service and
  network operations....            --           2,155      15,284      70,910      10,369      33,255
 Selling, general and
  administrative........            422          2,887      12,210      32,486       5,666      14,581
 Depreciation and
  amortization..........              1            616       6,671      23,763       4,027      10,376
 Non-cash compensation
  expense...............            108          1,300       3,070       7,186       1,560       1,448
                              ---------     ----------  ----------  ----------  ----------  ----------
Operating income (loss).           (531)        (2,934)      6,297      (7,484)      4,382     (14,331)
Other income (expense),
 net....................             17             68      (9,606)    (14,302)     (4,098)     (6,825)
(Provision) benefit for
 income taxes...........            --             --       (4,660)       (600)        --          331
Accretion to redemption
 value of Class A common
 stock..................            --            (104)        --          --          --          --
                              ---------     ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stockholders...........      $    (514)    $   (2,970) $   (7,969) $  (22,386) $      284  $  (20,825)
                              =========     ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per share..............      $   (0.06)    $    (0.07) $    (0.18) $    (0.45) $     0.01  $    (0.35)
                              =========     ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per share.......      $   (0.06)    $    (0.07) $    (0.18) $    (0.45) $     0.01  $    (0.35)
                              =========     ==========  ==========  ==========  ==========  ==========
Basic weighted average
 common stock
 outstanding............      8,498,000     42,186,500  43,763,000  50,066,315  43,961,000  60,150,761
                              =========     ==========  ==========  ==========  ==========  ==========
Diluted weighted average
 common stock
 outstanding............      8,498,000     42,186,500  43,763,000  50,066,315  51,803,000  60,150,761
                              =========     ==========  ==========  ==========  ==========  ==========
Other Financial Data:
EBITDA..................      $    (422)    $   (1,018) $   16,038  $   23,465  $    9,969  $   (2,507)
Capital expenditures....             82         11,655      64,229     128,550      24,476      52,314
Ratio of earnings to
 fixed charges..........            --             --          --          --         1.05         --
Summary Cash Flow Data:
Net cash provided by
 (used in) operating
 activities.............      $    (153)    $   (1,634) $   22,507  $   18,549  $   (1,305) $   13,323
Net cash used in
 investing activities...            (82)       (11,655)    (72,189)   (130,590)    (23,977)    (51,449)
Net cash provided by
 financing activities...          4,025         11,756     173,466     164,142       5,840     263,719
Operating Data:
Access lines in service.            --           7,394      52,011     181,103      70,572     238,697
Minutes of use
 (millions).............            --             282       3,568      13,362       2,033       6,421

                                                                        As of
                                          As of December 31,          March 31,
                                   ---------------------------------- ---------
                                    1996    1997      1998     1999     2000
                                   ------  -------  -------- -------- ---------
                                             (Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-
 term investments................. $3,790  $ 2,257  $134,001 $188,142 $413,770
Current assets....................  3,807    4,738   144,637  219,932  454,212
Fixed assets, net.................     81   11,177    69,973  196,301  238,612
Total assets......................  3,888   15,915   219,574  420,986  703,741
Long-term debt, including current
 portion..........................    --     3,537   185,296  253,786  530,699
Total stockholders' equity
 (deficit)........................   (405)  (2,075)   19,328  142,487  123,510

   You should not assume that the results of operations above are indicative of the financial results we can achieve in the future. You should also keep the following matters in mind when you read this information:

  .  Non-cash compensation expense consists of:

    --charges totaling $0.1 million for 1996, $1.3 million for each of 1997 and 1998, $2.5 million for 1999 and $0.3 million and $0 for the three month period ended March 31, 1999 and 2000, respectively, which resulted from the vesting over time of shares of common stock issued to some of our executive officers in November 1996

    --charges of $1.8 million and $0.3 million for 1998 and 1999, and $0.1 million for the three months ended March 31, 1999 and 2000, respectively, which resulted from the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendment of vesting agreements with some of our executive officers

    --charges of $4.4 million for 1999 and $1.2 million and $1.3 million for the three months ended March 31, 1999 and 2000, respectively, which resulted from our 1999 stock option grants to employees, directors and an outside consultant, and common stock issued to a director

  . EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-cash charges, including non-cash compensation expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss applicable to common stockholders as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable to similarly titled measures for other companies.

  . For the seven month period ended December 31, 1996 and for the years ended December 31, 1997, 1998, 1999, and for the three months ended March 31, 2000, earnings were insufficient to cover combined fixed charges by $0.5 million, $2.9 million, $3.3 million, $21.8 million and $21.2 million respectively.

  . We count access lines as of the end of the period indicated and on a one-for-one basis using DS-0 equivalents.

  .No additional proceeds will be received from the exchange offer.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Overview

   General. Focal provides data and telecom services to large, communications-intensive users in major cities. We began operations in 1996 and initiated service first in May 1997. We currently serve a total of 18 markets, which encompass a total of 47 metropolitan statistical areas, or MSAs, and plan to serve 24 markets, or 56 MSAs, by the end of 2001. As of March 31, 2000, we sold 291,443 access lines, of which 238,697 were installed and in service. During 2000, we estimate that we will install at least 250,000 new access lines as our existing markets continue to mature and as we launch services in additional new markets. We also intend to launch our DSL and managed high-speed Internet access, colocation and peering services during 2000.

   We expect our continued expansion to result in continued negative operating cash flows and operating losses for a period of time. We expect to again produce positive operating cash flows during the second half of 2001 once these trends stabilize and operating activities in our newer markets are established and mature. If, however, these trends do not stabilize or our operating activities are not established or do not mature as expected, we may continue to sustain negative operating cash flows and net losses.

   Revenues. Data services revenue includes revenues from circuit switched lines sold to ISP customers, DSL, private line, colocation, and Internet infrastructure services. Telecom services revenue includes circuit switched lines sold to corporate and VAR customers. Our data and telecom services revenue is comprised of monthly recurring charges, usage charges and initial, non-recurring charges. Monthly recurring charges include the fees paid by our customers for lines in service, additional features on those lines, and colocation space. Monthly recurring charges are derived only from end-user customers. Usage charges consist of fees paid by end-users for each call made, fees paid by the ILEC and other CLECs as reciprocal compensation, and access charges paid by the IXCs for long distance traffic that we originate and terminate. Non-recurring revenues are typically derived from fees charged to install new customer lines.

   We earn reciprocal compensation revenue for calls made by customers of another local exchange carrier to our customers. Conversely, we incur reciprocal compensation expense to other local exchange carriers for calls by our customers to their customers. Reciprocal compensation has historically been a significant component of our total revenue due to the preponderance of inbound applications utilized by our customers. Reciprocal compensation represented approximately 81%, 75%, 55% and 73% and 39% of total revenues for 1997, 1998, 1999 and for the three months ended March 31, 1999 and 2000, respectively. Reciprocal compensation represented approximately 35% of our total revenues for the first quarter of 2000, if adjusted to exclude reciprocal compensation revenues earned in prior periods.

   We expect the proportion of revenues represented by reciprocal compensation to modestly decrease in the future as a result of the expiration and subsequent renegotiation of our existing interconnection agreements with the ILECs and the impact of recent and future regulatory developments. While per minute of use rates may decline further, we believe that any decline will be modest. We expect to generate additional revenues from other services which will offset this anticipated decrease in reciprocal compensation revenues. A reduction in or elimination of reciprocal compensation revenues that are not offset by increases in other revenues generated by us could have a material adverse effect on us and our results of operations.

   Operating Expenses. Our operating expenses are categorized as customer service and network operations, selling, general and administrative, depreciation and amortization, and non-cash compensation expense. Settlement costs are a significant portion of customer service and network operations expense and are comprised of leased transport charges and reciprocal compensation payments. Leased transport charges are the lease payments we make for the use of fiber transport facilities connecting our customers to our switches and for our connection to the ILECs' and other CLECs' networks. Our strategy of initially leasing rather than building our own fiber transport facilities has resulted in our cost of service being a significant component of total costs. To date, we have been successful in negotiating lease agreements that match the duration of our customer contracts, thereby allowing us to avoid the risk of incurring expenses associated with transport facilities that are not being used by revenue generating customers.

   Historically, leasing rather than building our transport network has resulted in capital expenditures which we believe are lower than those of CLECs of similar size that own their fiber networks. Our capital expenditures have been driven by customer service demands and projected near-term revenue streams from our established markets. In addition, we believe that the percentage of these "success-based" capital expenditures is higher than those of fiber-based CLECs. In contrast, we incur operating expenses for leased facilities that are proportionately higher than those incurred by fiber-based CLECs.

   In the second quarter of 1999, we entered into a number of agreements to own fiber transport capacity as well as lease transport facilities for combined minimum commitments of $98.6 million through December 2004 and $42.6 million from January 2005 through June 2019. These commitments will result in increased operating expenses for future periods, which we believe should be more than offset by future revenues associated with new services made possible, in part, by these agreements. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000.

   Other customer service and network operations expense consists of the costs of operating our network and the costs of providing customer care activities. Major components include wages, rent, power, equipment maintenance, supplies and contract employees.

   Selling, general and administrative expense ("SG&A") consists of sales force compensation and promotional expenses as well as the cost of corporate activities related to regulatory, finance, human resources, legal, executive, and other administrative activities. We expect our SG&A to be lower as a percentage of revenue than that of our competitors because we have relatively high sales productivity associated with our strategy of serving communications-intensive customers. These customers generally utilize a large number of switched access lines relative to the average business customer, resulting in more revenue per sale. Further, fewer sales representatives are required to service the relatively smaller number of communications-intensive customers in a given region.

   We record monthly non-cash compensation expense related to shares issued to some of our executive officers in November 1996, in connection with the September 30, 1998 amendments to vesting agreements with some of our executive officers, in connection with stock options granted to employees, an outside consultant, and directors during 1999, and shares issued to a director during the first quarter of 1999. We will continue to record non-cash compensation expense in future periods relating to these events through the third quarter of 2003.

Quarterly Results

   The following table sets forth unaudited financial, operating and statistical data for each of the specified quarters of 2000 and 1999. The unaudited quarterly financial information has been prepared on the same basis as our Consolidated Financial Statements and, in our opinion, contains all normal recurring adjustments necessary to fairly state this information. The operating results for any quarter are not necessarily indicative of results for any future period.

                               2000                   1999
                             --------  ---------------------------------------
                              First     Fourth    Third     Second      First
                             Quarter   Quarter   Quarter   Quarter     Quarter
                             --------  --------  --------  --------    -------
Data Services Revenue ($
 mil)....................... $ 32,190  $ 26,306  $ 26,339  $ 24,232    $19,979
Telecom Services Revenue ($
 mil)....................... $ 13,139  $  9,740  $  8,145  $  6,095    $ 6,025
Lines Sold to Date..........  291,443   237,167   169,122   133,536     85,329
Lines Installed to Date.....  238,697   181,103   137,033   106,749     70,572
Estimated ISP Lines (% of
 Installed Lines)...........       71%       72%       72%       72%        71%
Lines on Switch (%).........      100%      100%      100%      100%       100%
ILEC Switches
 Interconnected.............    1,447     1,209       948       771        443
ILEC Central Office
 Colocations in Service or
 Under Development..........      223       221       201        58         23
Markets in Operation........       18        16        14        13         12
Markets Under Development...        6         4         6         7          4
MSAs Served.................       47        40        38        34         31
MSAs Under Development......        9        10        12        16         11
Circuit Switches
 Operational................       14        12        10         9          7
Circuit Switches Under
 Development................        7         7         7         6          6
ATM Switches Deployed.......        6         2        --        --         --
Fiber Miles Operational.....      864        --        --        --         --
Focal Customer Colocation
 Space in Service
 (Sq. Ft.)..................   73,840    70,105    53,478    41,081     29,282
Focal Customer Colocation
 Space Under Development
 (Sq. Ft.)..................   36,549    24,654    20,362    29,024     35,459
Capital Expenditures ($
 mil)....................... $     52  $     34  $     34  $     57(1) $    24
Employees...................      747       592       478       418        312
Sales Force (2).............      124       116       105        93         65

--------
(1) Includes approximately $21 million of assets acquired under a capital lease during the second quarter of 1999.
(2) Quota bearing sales professionals. Does not include sales engineers or customer support personnel.

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

   Data services revenue increased 61% from $20.0 million in the first quarter of 1999 to $32.2 million during the first quarter of 2000. Telecom services revenue increased 118% from the first quarter of 1999 to $13.1 million during the first quarter of 2000. This increase in data and telecom services revenue is primarily due to the generation of revenues from a number of new markets that went into operation subsequent to the first quarter of 1999 and from an increase in revenues from our more mature markets in the first quarter of 2000. In addition, we installed 26,566 and 12,467 more data and telecom services lines, respectively, during the first quarter of 2000 compared to the first quarter of 1999. Customer service and network operations expenses totaled $33.3 million for the first quarter of 2000 compared to $10.4 million for the first quarter of 1999. This $22.9 million increase resulted from our rapid expansion into new markets and related costs for leased facilities, usage settlements, customer care and operational personnel, equipment maintenance and other operating expenses. Selling, general and administrative ("SG&A") expenses increased by $8.9 million, from $5.7 million during the three months ended March 31, 1999 to $14.6 million during the first quarter of 2000 as a result of our rapid expansion. In addition, our overall customer service, network operations, and SG&A expenses increased between comparable three month periods due to a corresponding increase in our employee base of 435 employees.

   Depreciation and amortization increased from $4.0 million to $10.4 million in the comparative three-month periods. This increase of $6.4 million is a result of our expansion into an additional six new markets, to a total of 18 markets in operation as of March 31, 2000.

   Interest income increased from $1.3 million in the first quarter of 1999, to $5.8 million in the comparable period of 2000. This $4.5 million increase is primarily due to our cash, cash equivalents, and short-term investments increasing from $114.1 million at March 31, 1999 to $413.8 million at March 31, 2000 due to the receipt of approximately $137.0 million in net proceeds from our initial public offering that was completed in August 1999 and the receipt of $265.7 million in net proceeds from the offering of the outstanding notes completed in January 2000. Interest expense increased from $5.4 million in the first quarter of 1999 to $12.9 million in the first quarter of 2000. This $7.5 million increase is due to $7.2 million of interest expense charged relating to the outstanding notes, an additional $0.7 million of amortization of discount on the outstanding notes and our $270 million 1998 notes, $0.6 million of interest expense on our secured equipment term loan that we entered into during December 1998, and $0.6 million of interest expense relating to our capital lease obligation for dark fiber transport capacity, which was partially offset by interest capitalized during the first quarter of 2000 totaling $1.6 million.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Data services and telecom services revenues for 1999 were $96.9 million and $30.0 million respectively. Total revenues for the year ended 1999 were $126.9 million compared to $43.5 million for the year ended 1998. This increase of 192% is primarily due to the generation of revenues from numerous markets during 1999 compared to revenues from primarily two markets, Chicago and New York, in the comparable period of 1998. We installed approximately 129,000 access lines during 1999, which exceeded the lines installed in the comparable period of 1998 by approximately 187% or 84,000 lines. Customer service and network operations expense was $70.9 million for 1999 and $15.3 million for 1998. This $55.6 million increase resulted primarily from our rapid expansion into an additional six new markets during 1999 and the related increase in operational costs associated with the growth of our existing markets. SG&A expense increased by $20.3 million to $32.5 million for 1999 as a result of our planned expansion. In addition, our overall customer service, network operations, and SG&A expenses increased from 1998 to 1999 due to a corresponding increase in our employee base by 359 employees, to 592 employees, as of December 31, 1999.

   Depreciation and amortization increased from $6.7 million to $23.8 million in the comparative year to year periods. This increase of $17.1 million is a result of our 1999 expansion into six new markets and due to our fixed asset base increase for our existing markets. Our 1999 capital expenditures of approximately $128.6 million (excluding $21.0 million of assets acquired under capital lease) were $64.4 million greater than that of the comparable period of 1998. Non-cash compensation expense was $7.2 million for the year ended December 31, 1999 compared to $3.1 million for comparable period in 1998. This $4.1 million increase in non-cash compensation expense is the result of September 30, 1998 amendments of vesting agreements with some of our executive officers, stock options granted to employees, an outside consultant and directors during 1999, and stock issued to a director during the first quarter of 1999.

   Interest income was $7.9 million and $6.5 million for the years ended 1999 and 1998, respectively. This increase of $1.4 million is primarily due to our cash, cash equivalents, and short-term investments increasing from $134.0 million at the end of 1998 to $188.1 million at the end of 1999. This increase is the result of our net proceeds of approximately $137 million raised in our August 1999 initial public offering. Interest expense increased from $16.1 million during 1998 to $21.6 million for 1999. This net increase of $5.5 million is due to an additional $4.6 million of amortization of our 1998 notes, $3.4 million of interest expense on our secured equipment term loan, and $1.1 million of non-cash interest expense relating to our capital lease obligation for dark fiber transport capacity. This increase of $9.1 million was partially offset by approximately $3.6 million of interest capitalized during 1999 in connection with the construction of our major facilities and networks.

   We incurred U.S. income tax expense of $0.6 million for the year ended 1999 compared to $4.7 million in the same period of 1998. This decrease of $4.1 million in our tax expense between years is primarily due to the $18.5 million of additional pre-tax losses incurred during 1999 and the realization of a net operating loss at the end of 1999. We are obligated to pay federal and state income taxes due to the application of the alternative minimum tax.

   We had a net loss of $22.4 million for 1999 compared to a net loss of $8.0 million in 1998. This $14.4 million of additional losses in 1999 is a direct result of an increase in costs related to our planned expansion to 16 markets at the end of 1999, an additional $5.5 million of net interest expense, and an additional $4.1 million in non-cash compensation expense.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Total revenues for 1998 were $43.5 million compared to $4.0 million for 1997. The significant increase is due to the rapid growth in our Chicago and New York markets during 1998 and the fact that service was first initiated in Chicago in May 1997. Customer service and network operations expense was $15.3 million in 1998 compared to $2.2 million during 1997. The increase resulted from our rapid expansion and the related costs of leased facilities, usage settlements, customer care and operations personnel, equipment maintenance and other operating expenses. Selling, general and administrative expense also increased from $2.9 million for 1997 to $12.2 million for 1998 due to our expansion. Similarly, depreciation and amortization increased from $0.6 million in 1997 to $6.7 million in 1998 as a result of a significant increase in the level of fixed assets put into service. Non-cash compensation expense associated with the vesting over time of shares of common stock issued to some of our executive officers in November 1996, and the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendments to vesting agreements with some of our executive officers, was $3.1 million for 1998 compared to $1.3 million for 1997. The increase of $1.8 million is due to the September 30, 1998 amendment to these vesting agreements.

   Interest income increased from $0.2 million in 1997 to $6.5 million for 1998 due primarily to the investment of the proceeds received in February 1998 from the sale of the 1998 notes. Interest expense for 1998 was $16.1 million compared to $0.1 million for 1997. The increase is primarily due to the amortization of the discount on the 1998 notes.

Year Ended December 31, 1997 Compared to Seven-Month Period Ended December 31, 1996

   We had total revenues of $4.0 million in 1997. We had no revenues in 1996. The increase was due to the recording of our first revenue during May 1997. Prior to May 1997, we incurred start-up and operating expenses in advance of revenue as we prepared to launch our network services in the Chicago market. Customer service and network operations expense increased from zero in 1996 to $2.2 million in 1997. There were no customer service or network activities during 1996. Such activities began as we initiated construction of our first network in January 1997 and as we began to provide service in May 1997. Selling, general and administrative expense increased from $0.4 million in 1996 to $2.9 million in 1997, largely due to a rapid increase in sales and administrative personnel in 1997. Depreciation and amortization increased from near zero in 1996 to $0.6 million in 1997 due to the increase in assets put into service during 1997. Non-cash compensation expense associated with certain shares issued to some of our executive officers in November 1996 increased from $0.1 million in 1996 to $1.3 million in 1997 based on a full year's impact of this expense during 1997 as compared to one month of non-cash compensation expense during 1996.

   Interest income increased from $0.02 million in 1996 to $0.2 million in 1997 as a result of significantly greater cash balances we maintained after receiving additional equity contributions during 1997. Interest expense was $0.1 million in 1997 due to debt financing incurred by one of our subsidiaries. We did not have any interest expense during 1996.

Liquidity and Capital Resources

   We intend to continue to increase our coverage of major U.S. cities by expanding our services to another two markets during 2000 and four additional markets in 2001. Our business plan will require that we expand our existing networks and services, deploy our own fiber capacity in a majority of our markets, construct our Focal Internet eXchanges and expanded colocation centers, and fund our initial operating losses. We will require significant capital to fund the purchase and installation of voice and data switches, routers, equipment, infrastructure and fiber facilities and/or long-term rights to use fiber transport capacity. The implementation of this plan requires significant capital expenditures, a substantial portion of which will be incurred before significant related revenues from our new markets are expected to be realized. These expenditures, together with associated early operating expenses, may result in our having substantial negative operating cash flow and substantial net operating losses for the foreseeable future, including 2000 and 2001. Although we believe that our cost estimates and the scope and timing of our build-out are reasonable, we cannot assure you that actual costs or the timing of the expenditures, or that the scope and timing of our build-out, will be consistent with current estimates.

   Our capital expenditures were approximately $52.3 million for the first three months of 2000, primarily reflecting capital spending for the build-out of our additional markets and the roll-out of new services. Our capital expenditures were approximately $128.5 million (excluding $21.0 million of assets acquired under capital lease) in 1999 compared to $64.2 million in 1998, primarily reflecting capital spending for the build-out of our markets. We estimate that our capital expenditures in connection with our current business plan will be approximately $300 million for 2000 and approximately $305 million for 2001. The 2000 capital expenditures are expected to be made primarily for the build-out of additional markets, the expansion of our existing markets, the roll-out of new services, including managed high-speed Internet access, colocation and peering services, and the purchase of local dark fiber transport capacity in a majority of our markets.

   Our expectations of our future capital requirements and cash flows from operations are based on current estimates. If our plans or assumptions change or prove to be inaccurate, we may be required to seek additional sources of capital or seek additional capital sooner than currently anticipated.

   Net cash provided by operating activities for the first three months of 2000 was $13.3 million, an increase of $14.6 million from the same period in 1999. This increase is primarily the result of a $6.4 million increase in depreciation and amortization, a $31.0 million increase in accounts payable and accrued liabilities, and an additional $0.7 million of amortization of discount on the outstanding notes and 1998 notes, which was offset by additional net losses of $21.1 million and the increase in our March 31, 2000 accounts receivable relative to the March 31, 1999 balance by approximately $1.6 million. Net cash provided by operating activities for 1999 was $18.5 million, a decrease of $4.0 million from the same period in 1998. This decrease is primarily the result of a $17.1 million increase in depreciation and amortization, a $4.1 million increase in non-cash compensation expense, and an additional $4.6 million of amortization of the 1998 notes, which was offset by additional net losses of $14.4 million and the increase in our 1999 accounts receivable exceeded 1998 by approximately $16.4 million. Net cash used in operating activities was $1.6 million for 1997 and net cash provided by operations was $22.5 million in 1998, an increase of $24.1 million from 1997. This increase was primarily due to an increase in non-cash reconciling items for depreciation and amortization, non-cash compensation expense, amortization of discount on the 1998 notes and an increase in accounts payable and accrued liabilities.

   Net cash used in investing activities was $51.4 million for the first three months of 2000 compared to $24.0 million in the first three months of 1999. This increase of $27.4 million is primarily the result of our expansion into six new markets, which resulted in capital expenditures that exceeded the first three months of 1999 by $27.8 million. Net cash used in investing activities was $130.6 million for 1999 compared to $72.2 million in 1998. This increase of $58.4 million is primarily the result of our 1999 expansion into 6 new markets and the continued expansion of our existing markets. Our capital expenditures of $128.5 million in 1999 exceeded 1998 by $64.3 million. Short-term investments primarily consist of debt securities, which typically mature between three months and one year. Net cash used in investing activities was $72.2 million for 1998 and $11.7 million for 1997. The increase of $60.5 million from 1997 represents a $52.6 million increase in capital expenditures due to our 1998 expansion into new markets and the purchase of short-term investments of $8.0 million. Short-term investments primarily consist of debt securities, which typically mature between three months and one year.

   Net cash provided by financing activities for the first three months of 2000 was $263.7 million, an increase of $257.9 million from the first three months of 1999. This increase is primarily due to the $265.7 million in net proceeds received from the issuance of the outstanding notes. Net cash provided by financing activities for 1999 was $164.1 million, a decrease of $9.3 million from 1998. This decrease is primarily the net result of our debt and equity proceeds between comparable periods. Net cash provided by financing activities consisted of $173.5 million in 1998 and $11.8 million in 1997. The increase of $161.7 million from 1997 to 1998 was mainly the result of net proceeds from the 1998 notes offering of $143.9 million after $6.1 million in issuance costs and $19.2 million in borrowings under a secured equipment term loan facility (the "Credit Agreement") during 1998.

   On February 18, 1998, we received $150 million in gross proceeds from the sale of our 1998 notes. The 1998 notes will accrete to an aggregate stated principal amount of $270 million by February 15, 2003. As of March 31, 2000, the principal amount of the 1998 notes had accreted to approximately $192.4 million. As of December 31, 1999, the principal amount of the 1998 notes had accreted to approximately $186.8 million. No interest is payable on the 1998 notes prior to August 15, 2003. Thereafter, cash interest will be payable semiannually on August 15 and February 15 of each year. On August 2, 1999, we raised net proceeds of approximately $137 million in our initial public offering in which we sold 11,442,500 shares of our common stock at a price of $13 per share, which includes the underwriter's exercise of their over-allotment option to purchase 1,492,500 common shares at $13 per share. On January 12, 2000, we received approximately $265.7 million in net proceeds from the offering of the outstanding notes. The 2000 senior notes interest payment dates are July 15 and January 15, commencing July 15, 2000.

   We have historically incurred net losses and have an accumulated deficit of $54.6 million as of March 31, 2000 and an accumulated deficit of $33.7 million and $11.3 million as of December 31, 1999 and 1998, respectively. The aggregate net proceeds totaling approximately $602.7 million that we received from the offering of our 1998 notes, the August 1999 equity offering, the outstanding notes and certain other financings, have funded a large portion of our operating losses and capital expenditures through March 31, 2000. We expect that our existing cash and investment balances of $413.8 million as of March 31, 2000 and future cash flows that are expected to be provided from ongoing operations will be sufficient to fund our operations and capital expenditure requirements through the second quarter of 2001.

   We are currently in negotiations for a $200 million senior secured credit facility. If we choose to establish this facility, we expect that it will fund our operations and capital expenditure requirements through the fourth quarter of 2001. In addition, we may choose to obtain future debt or equity financing to fund additional new products, services and other general corporate purposes.

   The discussions under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain forward-looking statements. Our future performance is subject to a number of risks and uncertainties that could cause actual results to differ substantially from our projections. See "Information Regarding Forward-looking Statements" on page 1 of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to minimal market risks. We manage sensitivity of our results of operations to these risks by maintaining a conservative investment portfolio, which primarily consists of debt securities, typically maturing within one year, and entering into long-term debt obligations with appropriate pricing and terms. We do not hold or issue derivative, derivative commodity or other financial instruments for trading purposes. Financial instruments held for other than trading purposes do not impose a material market risk on us.

   We are exposed to interest rate risk, as additional debt financing is periodically needed due to the large operating losses and capital expenditures associated with establishing and expanding our network coverage. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

   While all of our long-term debt bears fixed interest rates, the fair market value of our fixed rate long-term debt is sensitive to changes in interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed long-term debt obligations. The table below provides additional information about our 1998 notes. For additional information about our long-term debt obligations, see our Consolidated Financial Statements and accompanying notes incorporated by reference in this prospectus.

                     As of March 31, 2000
              ----------------------------------
                                        Average
                  Expected      Fixed   Interest
                  Maturity       Debt     Rate
              ---------------- -------- --------
                    2000       $  --       --
                    2001          --       --
                    2002          --       --
                    2003          --       --
                    2004          --       --
                 Thereafter     545,000    12%
                               --------   ---
                               $545,000    12%
                               ========   ===
              Fair Market
               Value           $447,750
                               ========

                                    BUSINESS

Introduction

   We are a rapidly growing competitive provider of integrated communications services. We provide data and telecom services to large, communications-intensive users in major cities. Our target customers include large corporations, ISPs and VARs. We began operations in 1996, initiated service first in May 1997 and currently offer service in the following 18 markets:

     Chicago                       New York             Philadelphia
     San Francisco                 Los Angeles          Seattle
     Orange County, California     Boston               Oakland
     Washington, DC                Dallas               Northern Virginia
     Detroit                       Fort Worth           Northern New Jersey
     San Jose                      Atlanta              Houston

   As part of our previously announced expansion, we plan to provide service in Minneapolis and Cleveland by September 30, 2000. Due to the success we have experienced in our existing markets, we have decided to expand our geographic footprint to include four additional markets by September 30, 2001. When we complete this expansion, we will provide service in 24 markets, encompassing a total of 56 metropolitan statistical areas. As of March 31, 2000, we had sold 291,443 access lines, of which 238,697 were installed and in service. This compares to 237,167 lines sold and 181,103 lines installed and in service as of December 31, 1999 and 85,329 lines sold and 70,572 lines installed and in service as of March 31, 1999.

   In response to market demand for faster, more reliable solutions to Internet connectivity, we have launched a new data services business. We have hired an Internet industry veteran to lead a dedicated team of employees to build this business. Our new suite of services, which we expect to roll-out during the third quarter of 2000, will include:

  . Managed High-Speed Internet Access--We intend to provide our customers with reliable, direct access to multiple Tier-1 Internet backbones with private peering relationships that avoid highly-congested public access points . We believe this service will alleviate many of the latency, packet-loss and reliability problems associated with the Internet.

  . Colocation Services--We intend to leverage our existing and planned colocation facilities by leasing space to those customers that need to reach our high concentration of end-users.

  . Private Peering Services--We intend to offer private peering services to enable ISPs, content providers and application service providers to exchange traffic at our peering points, thereby avoiding the congestion at public interconnection points.

   We will offer these data services by creating FIXs in each of our existing and planned switching and colocation sites in 24 major U.S. markets. Our FIXs, based on a redundant switch and router platform, will be IP-enabled meeting points for both Internet users and content and application service providers. We believe content and application service providers will value our proximity to end-users, which results from our substantial role as a provider of Internet dial-up facilities.

   We currently provide dial-up access services to approximately 200 ISPs that use the Focal network to bring traffic to the Internet. We believe that we have been successful at achieving significant penetration in our key markets. For example, we estimate that more than one-third of all dial-up Internet traffic in the Chicago metropolitan area passes through a Focal switching center. End-user dial-up traffic travels through our switching centers, all of which contain colocation space in which many of our customers house their equipment. We believe that this colocation space is of unique value because of its proximity to the end-user. By colocating at a Focal facility, our content and application service provider customers will be at a point closest to the edge of the Internet, resulting in improved connections and faster download speeds. As of March 31, 2000, we had over 110,000 square feet of secure and environmentally-conditioned colocation space available to our customers or under development. As part of our new data services strategy, we plan to expand our colocation space to approximately 500,000 square feet across 36 FIX centers located in our 24 target markets.

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

   We believe we will have a competitive advantage over other carriers and Internet infrastructure companies due to our:

   . Established relationships with some of the largest corporate, ISP and VAR customers in the nation

  . Network infrastructure, which has been designed with colocation space adjacent to our switching centers

  .  Highly reliable network

  .  Reputation for quality service and customer care

   . Ability to package switched local service and high-speed data and Internet connections

   In addition to these new data services, we continue to deploy DSL services and a nationwide network based on ATM technology. We believe that by providing a full portfolio of data services, we will better serve the needs of our customers and appeal to a broader market.

   To support our long distance service offerings, we have leased approximately 23,000 DS-3 miles of transport capacity connecting each of our existing and planned markets. Using these facilities, we are developing our nationwide ATM network to carry data and voice traffic. This will allow us to provide virtual private network services for both data and voice. We are currently able to price long distance voice calls that remain on the Focal network as if they were local calls using our FocaLINC service.

   We believe we were the first competitive communications provider to employ the "smart-build" approach to network design. As such, we own and operate our switches, initially lease, rather than own, transport capacity and acquire fiber transport capacity when and where the volume of customer traffic warrants. During 1999, we leased facilities for 100% of our transport requirements. However, we signed agreements with Level 3 Communications and Metromedia Fiber Network Services to acquire a combined minimum of 10,800 fiber miles of our own local fiber transport capacity in many of our markets. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000. By combining leased with owned fiber capacity, we expect to better control these assets and generate stronger operating results.

   We also expect to apply our "smart-build" approach to the design of our Internet services infrastructure. We plan to initially buy Internet transit services from a minimum of three Internet backbone providers in each of our planned markets. This strategy is consistent with the approach we have taken with transport capacity.

   A majority of our revenue is currently derived from the provision of switched data services for our targeted customers. Due to customer demand, in each of our markets we are deploying digital subscriber line, or DSL, nationwide networking using asynchronous transfer mode, or ATM, technology, and a new set of data services, which includes managed high-speed Internet access, content and application hosting and peering services. We believe that by providing these data services, we will appeal to a broader customer base.

Market Potential

   We believe communications-intensive users in large metropolitan markets are inadequately supplied with highly reliable data and telecom services. We also believe that these types of users will increasingly demand diversity in communications providers. As a result, we have chosen to initially do business only in large metropolitan markets with a high concentration of communications-intensive customers. We select our target geographical markets using several criteria:

  .  Sufficient market size

  .  Favorable regulatory environment

  . The existence of multiple fiber transport and Internet backbone providers with extensive networks

  . The existence of, or ability to obtain, attractive interconnection agreements with the ILEC

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

   We currently offer circuit-switched data and voice services and plan to offer packet-switched data services and high-speed Internet services. We believe the market potential in our target markets for these services is large and rapidly growing. By the end of 2000, we estimate:

  . the addressable market for circuit-switched data and voice services will be $64 billion

  . the addressable market for private line and packet-switched data services will be $11 billion

  . the addressable market for high-speed Internet services, including access and colocation will be $12 billion.

Consequently, we estimate our total market potential within our target markets to be approximately $87 billion by the end of 2000.

 Market for Circuit-Switched Data and Voice Services

   The market potential is large and growing for circuit-switched data and voice services. According to data published by the FCC, these communications services in the U.S. generated 1998 revenues of approximately $165 billion, net of access charges. A market study done by our management estimates that switched services from the business and residential segments in the metropolitan markets we intend to serve by the end of 2000 will generate revenue of approximately $64 billion in 2000.

 Market for Private Line and Packet-Switched Data Services

   According to Frost & Sullivan, the total U.S. market for private line and packet-switched data services will grow at an annual rate of approximately 15% from about $22 billion in 1998 to approximately $44 billion by 2003. The DSL portion of this market in the U.S. is anticipated to grow at an annual rate of approximately 39% over the same period. Much of the growth is expected to result from increased demand for streaming media, e-mail, web hosting services, e-commerce, collaborative workflow and real-time video services and applications. We estimate that the addressable market for private line and packet-switched data services in the metropolitan markets we intend to serve by the end of 2000 will be approximately $11 billion.

 Market for High-Speed Internet Services

   With the advent of high-speed access, the Internet has become a tool for mission-critical business applications and consumer services. Pioneer Consulting predicts that the demand for Internet bandwidth will increase from
0.33 terabits per second in 1999 to 11.9 terabits per second in 2003, creating a market that in 2003 will be $122 billion in revenues, based on our estimates. The market for colocation and peering is also expected to grow along with Internet bandwidth. We approximate that our addressable market for high-speed Internet services, including access, colocation and peering, will be approximately $12 billion in the year 2000 for the metropolitan markets we intend to serve by the end of 2000.

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

   The table below summarizes estimates from our market study regarding our current and planned markets. You should be aware that, with the exception of the "Operational Markets," the launch period shown in the second column is our current estimate of when we will begin providing services in our planned markets. These estimates are subject to change based upon numerous factors, including timely performance by third party suppliers and receipt of required regulatory approvals. You should also be aware that we may choose not to deploy networks in the markets named below. The markets targeted for launch in 2001 are preliminary and each may be replaced by other markets.

                                                            Estimated Number of
                                                           Business and Switched
                                          Launch Period      Access Lines (1)
                                       ------------------- ---------------------
                                                              (in thousands)
Operational Markets:
Chicago, IL...........................            May 1997         6,014
New York, NY..........................        January 1998         8,567
Philadelphia, PA......................      September 1998         3,117
San Francisco, CA.....................      September 1998         1,699
San Jose, CA..........................      September 1998         1,414
Oakland, CA...........................      September 1998         1,932
Washington, DC........................       December 1998         3,412(2)
Northern Virginia.....................       December 1998           -- (2)
Los Angeles, CA.......................       December 1998         6,937
Orange County, CA.....................       December 1998         3,975
Northern New Jersey...................        January 1999         5,108
Boston, MA............................        January 1999         4,082
Detroit, MI...........................           June 1999         3,711
Seattle, WA...........................      September 1999         2,424
Dallas, TX............................       December 1999         2,122
Fort Worth, TX........................       December 1999           963
Atlanta, GA...........................          March 2000         2,587
Houston, TX...........................          March 2000         2,788

Planned Markets:
Cleveland, OH.........................  Third Quarter 2000         1,921
Minneapolis, MN.......................  Third Quarter 2000         1,781
Baltimore, MD (3).....................  First Quarter 2001         1,840
Miami, FL (3)......................... Second Quarter 2001         2,098
San Diego, CA (3)..................... Second Quarter 2001         1,906
St. Louis, MO (3).....................  Third Quarter 2001         1,747
                                                                  ------
  Total:                                                          72,145
                                                                  ======

--------
(1) Access line data has been estimated as of December 31, 2000.
(2) Data for Northern Virginia are included in the data for Washington, DC
(3) Represents markets currently under evaluation for 2001. We cannot assure you that we will actually deploy networks in these markets. We may choose to substitute other markets.

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

Strategy

   Our objective is to become the provider of choice for data and telecom services to large, communications-intensive customers in our target markets. We are responding to the evolving demands of our existing customers and positioning ourselves to provide the high-quality telecom and data services that they require. To achieve this objective we intend to:

  . Leverage Strong Customer Relationships--Our customer base includes a substantial number of large corporations, ISPs and VARs, some of which are:

     IBM            Sony              Citigroup              United Airlines
     E*Trade        Merrill Lynch     MindSpring             Genuity
     CompuServe     Nortel Networks   Sears                  Motorola
     OnSite Access  Seren Innovations UniDial Communications Sprint

    We have built strong relationships with these customers. Focal has a reputation for reliable, sophisticated service and superior customer care and support. We operate a robust network in order to meet the demanding requirements of our communications-intensive customers. We also have a sophisticated sales force that works closely with our customers to make sure that their needs are met. We believe that the strength of our existing customer relationships gives us a competitive advantage over other communications services providers who may try to target our customer base. Consequently, we believe we can leverage the relationships we have built with our customers and increase our share of their total communications expenditures by selling them additional services.


  . Expand Service Offerings--We intend to expand our suite of service offerings in response to our customers' demand for sophisticated new services. Our new data services business will offer valuable Internet infrastructure services, including managed, high-speed Internet access, "edge-of-the network" colocation and local Internet peering points. Our Internet access service will offer customers dedicated Internet backbone connectivity that is faster and more reliable than service they can purchase on their own. Due to our proximity to the Internet's end-users, our colocation centers will provide ISPs, content providers and application service providers with a central, convenient colocation facility located close to the "edge" of the network. Finally, as more ISPs, content providers and application service providers colocate with us, we plan to offer local peering services that enable these parties to directly connect with each other at our facilities, thereby avoiding the congestion at public interconnection points. We believe this strategy will allow us to significantly grow our revenues and increase our profitability as we drive additional demand for our existing services, increase the penetration rate of our new services and leverage our existing network, sales and management infrastructure.

  . Design a Capital-Efficient Network--By utilizing the "smart-build" approach to network design we believe we have optimized our return on invested capital. We do this by initially leasing, rather than owning, fiber capacity, concentrating our capital expenditures on switching facilities and information systems and acquiring fiber transport capacity as the volume and demands of our customer traffic warrants. Because of increased customer traffic volume in some of our markets, we began acquiring our own fiber transport capacity within our local markets in 1999. By continuing to use the "smart-build" approach to network and service deployment, we expect to reduce the time and money required to launch new markets and services, minimize the financial risk associated with underutilized networks and generate revenue and cash flow more quickly. We intend to use this same strategy as we launch our new suite of Internet services.

  . Expand Geographic Coverage--We believe the market potential for Focal's services in markets with high concentrations of communications-intensive users is large and growing. We currently offer services in 18 large metropolitan markets across the United States and intend to aggressively deploy additional facilities in other key markets. As part of our deployment plan, we expect to have a total of

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

     20 markets operational by the end of 2000, and to expand into four additional markets in 2001. We believe the total addressable market for all of our services will amount to $87 billion in revenue in 2000.

  . Maximize Network Utilization--We supplement our direct sales efforts with indirect sales to maximize the utilization of our network assets and systems infrastructure. To achieve this goal we actively utilize our VAR distribution channel, which accounted for approximately 12% of our installed line base as of March 31, 2000. We provide services to VARs, such as managers of multi-dwelling units and companies that market bundled communications services to small- and medium-sized businesses. This enables us to increase the number of access lines served by our networks, driving network utilization. We also intend to pursue ways to maximize utilization rates for our Internet backbone. For example, we plan to sell unused upstream capacity to ISPs, content providers and application service providers as a way to maximize the utilization and efficiency of our network.

Networks

   We have installed Nortel DMS-500 SuperNode digital central office switches in each of our existing markets, and currently plan to deploy similar switches in our additional markets. As we add customers in a market, it has generally been cost-effective for us to use leased fiber transport capacity to connect our customers to our network. We have initially leased local network trunking facilities from the ILECs in each of our markets in order to connect our switches to major ILEC central offices serving our central business district and outlying areas of business concentrations. We have chosen to design our networks using this "smart-build" approach, which involves purchasing and maintaining our own switches while leasing our fiber transport facilities on an as-needed basis. This provides us with added negotiating leverage in obtaining favorable terms from transport providers and allows us to offer our customers both redundancy and diversity. In addition, we have designed our networks to maximize call completion and significantly reduce the likelihood of blocked calls, which helps us satisfy the needs of our high-volume customers. This "smart-build" approach is possible because there are multiple vendors of local fiber transport facilities in each of our large metropolitan markets, both current and planned. Our switch-based, leased transport network architecture has allowed us to:

  .  Reduce the time and money required to launch a new market

  .  Minimize financial risk associated with under-utilized networks

  .  Generate revenue and cash flow more quickly

   We have the flexibility to add or subtract leased local transport capacity on an incremental basis with the addition or loss of customers. We believe that the quantity of existing and planned fiber transport facilities available from numerous carriers will be sufficient to satisfy our need for local leased transport facilities and permit us to obtain these facilities at competitive prices for the foreseeable future. The fiber transport providers in our current and planned markets compete with each other for our business in order to maximize the return on their fixed-asset networks, which enables us to obtain competitive pricing. In addition, because each of our fiber transport capacity providers is a common carrier, they are required to make their transport services available to us on terms no less favorable than those provided to similar customers.

   Although during 1999 we leased 100% of our transport facilities, we believe that it is now economically attractive for us to own a portion of our local transport capacity because of increased volumes of customer traffic between our switches and specific ILEC central offices in some of our markets. We are a party to agreements with Level 3 Communications and Metromedia Fiber Network Services for the acquisition of local fiber transport capacity covering a combined minimum of 10,800 fiber miles.

   Our agreement with Level 3 Communications provides us with an indefeasible right of use, or IRU, for a specified number of fibers being constructed or acquired by Level 3. The IRU in each covered market has a 20-year term and covers a total of approximately 8,300 fiber miles. Under this agreement, we are required to pay fees totaling approximately $18 million, payable in installments based upon the achievement of construction

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

and installation milestones. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000. The Level 3 agreement also requires us to pay nominal quarterly operations and maintenance fees based upon the number of fiber route miles covered. Our 20-year agreement with Metromedia Fiber Network Services provides for the long-term lease of a minimum of 2,500 fiber miles of fiber optic capacity for approximately $53 million over the 20-year term. This agreement also gives us the option to lease additional fiber in Metromedia Fiber Network Services' markets for lease payments that decrease according to a sliding scale based on volume.

      We have also employed a "smart-build" approach in developing our inter-city strategy. Initially, we resold long distance transmission service by buying minutes on a wholesale basis. Going forward, we have decided to lease fiber optic transport capacity connecting our switches between each of our existing and planned markets. We will therefore transport our calls from market to market over our own network and terminate the calls either directly at our customer's location or at the ILEC switch. For international calls, we have negotiated agreements with various international carriers for termination of our international calls throughout the world.

      To implement our inter-city network, we have signed agreements with a number of carriers under which we have leased approximately 23,000 DS-3 miles of transport capacity connecting each of our existing and planned markets. This inter-city, DS-3 backbone network will initially be based on time division multiplexing technology. During 2000, we plan to convert the inter-city backbone to ATM technology. We believe the use of ATM switches will provide greater flexibility in creating and managing both data and voice services over the same physical network. We are currently able to price inter-city calls that remain on our network as if they were local calls--a service we call FocaLINC.

   We are a party to a private line service agreement with MCI WorldCom providing for the lease of fiber transport capacity that will be used to connect our existing and planned markets. Under this agreement, we have agreed to pay total charges of at least $70 million for private line services, including existing private lines used within our markets to provide local service. The charges are payable as minimum annual volume commitments of $10 million in the year ended May 3, 2000, $13.2 million in the year ended May 3, 2001 and $15.6 million in each of the years ended May 3, 2002, 2003 and 2004. If we terminate the agreement prior to the end of the term, we are required, with limited exceptions, to pay the difference between the commitment for the relevant year and our actual charge, as well as 50% of the commitment for each remaining year during the term.

   In order to support high-speed access to corporate LANs, we began in 1999 to deploy DSL technology in our key markets. We are obtaining colocation space from the ILECs and installing DSL access multiplexers, or DSLAMs, in colocation cages in ILEC central offices located in densely populated regions. Once installed, the DSLAMs terminate into an ATM switch, which transports high-speed data from end users to Focal's corporate customers. These customers then manage the flow of this traffic onto their corporate LANs.

   To launch our new data services, which we expect will include managed high-speed Internet access, colocation and peering services, we plan to:

  . Build a new Internet platform, called a Focal Internet eXchange, or FIX, in each of our switch and colocation sites. Each FIX will consist of a state-of-the art, fully-redundant, powerful Internet routing and switching infrastructure that will enable us to provide high quality Internet access services to our customers. The local facilities will be monitored by a centralized data network operations center, staffed 24 hours a day, seven days a week, and supported by trained technical resources in the field.

  . Purchase transit services from a minimum of three Tier-1 backbone providers in each of our planned markets. The transit services will terminate in routers in our FIXs, giving our customers direct access to multiple Internet backbones and allowing them to bypass congested, public interconnection points.

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

Products and Services

 Data Services

   Existing Services. Focal Virtual Office is designed to allow a corporate customer's employees to dial-in to the corporate customer's local area network using a telephone number in the employee's local calling area. This allows the employee to access the local area network for the price of a local call and enables our corporate customer to avoid the higher cost of maintaining region-wide 800 service for local area network access. In addition, our Virtual Office customers are able to use the Focal Finder(TM) service, an interactive tool placed on the customer's web site that automatically provides a telecommuting employee with the local calling number to be used for server access.

   Focal Multi-Exchange Service, a variant of the Focal Virtual Office service marketed to ISPs, allows an ISP's customers to cost-effectively access the ISP's remote access servers. The combination of the multi-exchange service capacity and our high level of customer care has resulted in strong demand for our Multi-Exchange Service from ISPs.

   We are currently deploying DSL access services to provide high-speed, dedicated access to corporate LANs and the Internet. This service is being marketed to each of our targeted customer segments-- large corporations, ISPs and VARs. DSL service is or will be available in a variety of speeds ranging from 144 kilobits per second to up to seven megabits per second. We believe DSL access service is a natural extension of the switched data services that we have provided since inception.


   On July 2, 1999, Focal entered into a five-year joint marketing and service agreement with Splitrock Services, Inc., subsequently acquired by McLeodUSA Incorporated, a provider of advanced data communications services to ISPs, telecommunications carriers and other businesses. Under this agreement, McLeod has agreed to purchase a minimum of 10,000 DSL lines as may be needed by McLeod to provide service to McLeod's wholesale customers or retail end-users in Focal's markets, subject to service availability on a timely basis. Focal also has been granted a right of first refusal to provide DSL service to McLeod within Focal's service territory to the extent McLeod is not providing DSL services over its own network. In turn, McLeod has been granted a right of first refusal to offer specified data communications and network services if Focal itself does not offer these services within the relevant geographic market. The parties have also agreed to cooperate in selected network planning functions.

   With the purchase of our own fiber capacity, we believe we can offer both intra-city and inter-city private line data services at attractive prices. Consequently, we plan to more aggressively market private lines for data applications to new and existing customers.

   We offer our customers the ability to colocate equipment in our switching centers. Equipment colocation benefits the customer by allowing it to inexpensively house its data equipment without having to maintain secure, environmentally controlled space. We also offer them equipment maintenance services. These services are particularly well-suited to our ISP customers, who frequently operate remote access servers and routers in conjunction with our switched services. As of March 31, 2000 we had over 110,000 square feet of customer colocation space available or under development.

   New Services. As overall Internet usage has grown, it has placed tremendous demands on public networks and peering points. As traffic moves from one Internet backbone to another, it passes through a variety of interconnection points. Users frequently complain about delays, lost packets and other deterioration in service at these congested exchange points. At the same time, access speeds available to consumers and businesses continue to increase. New technology and faster modems are accelerating the speed at which users can access the Internet.

   With these greater access speeds and as more and more companies begin to distribute content and applications over the Internet, demand for larger-sized files and more complex applications has increased. As a result, reliable Internet network performance has become essential to businesses and consumers. Erratic performance and lengthy delays, once an acceptable norm, have become unacceptable. For most, this means that fast, reliable and stable delivery of content and applications will become the new standard.

   Our new data services respond to this increased demand for high-speed Internet access and improved Internet content and services delivery. We recently created a new data services business to provide our customers with faster, reliable solutions to Internet connectivity. These services include managed high-speed Internet access, colocation and peering services. By building on our reputation as a premier provider of local dial-up access services to ISPs, we intend to expand the value proposition to our customers while satisfying their demand for additional Internet services.

   Our managed high-speed Internet access services will be targeted to our corporate and ISP customer segments. We expect that these services will provide high-quality access optimally routed over multiple Tier-1 Internet backbone networks. We will buy Internet transit services from a minimum of three Tier-1 backbone providers, terminating those connections on our routers in our switching centers. We believe that our aggregation of different providers and control over these routers will allow us to provide a higher quality of service than our customers could otherwise afford. The service would allow direct access to the leading global backbones with private peering connections to reach most of the Internet's top destinations, with availability of other backbones in case of a network failure or outage. We expect that this solution will reduce most of the problems, namely packet loss and latency, that slow Internet services today, and will provide faster download speeds and increased reliability.

   We also intend to sell upstream bandwidth in bulk to colocation customers who need to send large amounts of data to the Internet. Since most of our current customers will typically send small files to and receive large files back from the Internet, the remaining "upstream" bandwidth is often unused and can be packaged for customers needing a one-way service. While this is a targeted, niche market, it nonetheless offers us the opportunity to sell, at a small incremental cost, bandwidth that would otherwise be unused.

   Our colocation services will be targeted to customers who need to reach a high concentration of end-users. Following the installation of a FIX, we will be able to offer an enhanced colocation environment to our customers. By colocating in a Focal facility, our colocation customers will have the ability to improve the performance of content and application delivery by situating as close to the edge of the network as possible and reach customers of multiple ISPs from one location. Potential customers for this service include content replication and distribution services, streaming media hosting services, application service providers, unified messaging providers and companies providing downloads of software and other large files.

   We believe that our private peering points will facilitate a more reliable exchange of traffic than is currently available. The current peering option for most of our ISP customers is to exchange traffic at the public exchange points. These public exchange points are major bottlenecks in the transfer of data as congestion causes lost packets and delays. By managing a private peering environment for the exclusive use of our customers, we will be able to facilitate smoother exchanges of Internet traffic.

   While we expect that each of our Internet services will stand on its own, the services are highly complementary. We believe that we will attract colocation customers because we offer convenient access to end-users of multiple ISPs. We believe we will attract ISP and corporate customers not only because of our more reliable connectivity services, but also because of the ready access to content and applications that our customers may host in our facilities.

 Telecom Services

   Inbound Services. Our basic, inbound service allows for the completion of calls to a new phone number we supply to our customer. Alternatively, local number portability, or LNP, allows us to provide inbound services using a customer's existing phone number. While LNP is occasionally unavailable and cumbersome to implement, it permits us to serve customers without altering their existing phone numbers. Consequently, we expect LNP to become increasingly useful to us in taking existing business from our primary competitors, the ILECs.

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

   Direct inward dial service allows inbound calls to reach a particular station on a customer's phone system without operator intervention. We market direct inward dial service to our corporate customers as both a primary and backup service. As a primary service, the customer uses Focal numbers where a new line and number are needed, as when a customer hires a new employee. As a backup service, we can implement an alternative numbering plan for the customer in case the customer's primary service from the ILEC or another CLEC is interrupted.

   Outbound Services. Our basic outbound services allow local and toll calls to be completed within a metropolitan region and long distance calls to be completed worldwide. This direct outward dial service is utilized by end users in several ways. As a primary service, a customer uses Focal as a replacement for the ILEC in placing calls to destinations within the region. In our least cost routing application, a customer can utilize our service in conjunction with its existing ILEC service to route calls using whichever carrier is least expensive for that particular type of call or time of day.

   Other outbound applications include outbound 800 calling and long distance overflow service. In order to encourage customers to use our service, we offer customers an incentive for letting us provide their outbound 800 calls. In the case of long distance overflow service, we act as a backup to the customer's existing long distance carrier in order to optimize the number of direct, special access lines installed from the customer's premises to the long distance carrier's network.

   Our FocaLINC service is designed to price inter-city calls that remain on our network as if they were local calls. This product provides a cost-effective way for our customers in one market to make calls to their offices in other Focal markets.

   All of the services described above are commonly provisioned over a high-speed digital communications circuit called a T-1 facility and interface directly with our customers' private branch exchange or other customer-owned equipment. Direct interfacing averts our need to provide multiplexing equipment, which combines a number of communications paths onto one path, at the customer's location. This is possible due to the high call volume generated by the large communications-intensive customers we target. Our ability to directly interface with existing customer equipment further minimizes our capital investment and maximizes our overall return on capital. We also believe our installation of DSL equipment utilizing HDSL2 technology will allow us to more cost-effectively provision T-1 facilities needed for voice customers. In addition DSL technology will allow us to reach more customers in areas not currently served by fiber.

 Advanced Services

   CDR Express provides our VAR customers with automated delivery of daily call detail records, or CDRs, via the Internet. This system enables these customers to accurately bill their customers in a secure environment. CDR Express, as well as some other Focal products, are located in Your Domain--a section of our web site specifically dedicated to each customer. Your Domain enables our customers to access their most recent invoices, call detail records and the customer order entry forms. Your Domain is protected by a customer's user name and password. Your Domain can also inform customers of new product offerings being developed by us. Our Form View product, located in Your Domain, allows our customers to download order forms and other important documents through the Internet at their convenience.

   Focal FLOW is an outbound service marketed to VARs that need to be able to switch outbound traffic among multiple long distance or international carriers. We partition our central office switch so VARs can utilize the core switching capability of our equipment at reasonable per minute or per port cost.

Sales and Marketing

   Our primary objective is to satisfy the need for highly reliable communications services for communications-intensive users in the large metropolitan markets in which we operate by providing diverse, reliable and sophisticated services. We believe that we have a competitive advantage in satisfying this need since we are focused on delivering a specific set of innovative services to our target customers.

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

   Diversity. Focal provides diversity to communications-intensive users by delivering highly reliable, local communications services as an alternative to the ILEC. This type of diversity already exists in other areas of communications services, such as long distance. Communications-intensive customers clearly embrace the benefits of diversity, particularly because redundancy minimizes the effects of facilities failures and maximizes competitive pricing. As a result, most of our target customers typically have multiple long distance providers, multiple equipment vendors and multiple local private-line providers. Because of our focused strategy, we believe that we are uniquely positioned to become the provider of choice for data and voice communications services for large, communications-intensive corporate users, VARs and ISPs. Our focused strategy is based on our ability to deliver the superior level of diverse, reliable and sophisticated services that our customers require.

   Reliability. We provide reliable service to communications-intensive users, who are highly sensitive to the potential effects of facilities failures, by designing our networks around the same theme of diversity that we advocate for our customers. Although local services are perceived as simple, basic services, the delivery of highly reliable, local services requires sophisticated systems. We have engineered our switching and transport networks to meet the demanding traffic and reliability requirements of our target customers. Our network strategy is based on developing and operating a robust, reliable, high-throughput local network relative to the ILECs and other CLECs. Because we are a relatively new entrant to the markets we serve, we must meet or exceed the performance quality of the existing local networks in order to attract communications-intensive users to our networks. Unlike smaller users that tend to pre-qualify vendors based on price, we believe that communications-intensive users choose vendors based on the performance of their networks, and specifically, their reliability. As a result, the design and operation of our network are key success factors in our business development process.

   We conducted extensive research to identify the best hardware for the high-volume users that we serve. As a result of this research, we selected Nortel DMS-500 SuperNode central office switches, which we have engineered to reduce significantly the likelihood of blocked calls and to maximize call completion. As such, our customers are unlikely to find themselves unable to complete or receive calls due to limitations inherent in our switches. We typically connect to a large number of switches in the ILEC's network. As of March 31, 2000, we had connected to a total of 1,447 ILEC switches. We believe this is a competitive advantage because it increases call completion even if a portion of the ILEC's trunking network becomes blocked. We optimize the configuration of our network by implementing overflow routing between the ILEC's network and ours, where available. Because the customer base of the ILECs and other CLECs is not typically as communications-intensive as ours, we specifically engineered our network to accommodate traffic volumes per customer far in excess of that which the ILECs or other CLECs typically experience. We believe that our design is unique among ILECs and CLECs and is attractive to our target customer base of communications-intensive users. In addition, we enhance our reliability by delivering service from our switches to customers over multiple fiber transport systems.

   We have also implemented safeguards in our network design to maximize reliability. The DMS-500 SuperNode switch allows us to distribute customer traffic across multiple bays of equipment, thus minimizing the effects of any customer outage. In addition, these switches were engineered by Nortel Networks with fully redundant processors and memory in the event of a temporary failure. Similarly, we design our FIXs to achieve high levels of reliability by connecting each FIX to at least three Internet backbone providers and by building two levels of redundancy into our switching and routing infrastructure at each FIX. Our disaster prevention strategy includes service from multiple power sources where available, on-site battery backup and diesel generator power at each switching facility to protect against failures of our electrical service.

   Sophistication. Our target customers are knowledgeable, sophisticated buyers of communications services that demand a high level of professionalism throughout a vendor's organization. We believe that the technical sophistication of our management and operations team has been a critical factor in our initial success and will continue to differentiate us from our competitors. Execution of our strategy of penetrating communications-intensive accounts requires a well-experienced team of sales professionals. As a result, attracting and retaining

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

experienced sales professionals is important to our overall success. Our sales professionals' compensation is structured to retain these valuable employees through the grant of stock options and cash compensation incentives based on our revenue and operating cash flow objectives.

   We divide our direct sales force into four groups:

  .  The data services group

  .  The corporate services group

  .  The telecom services group

  .  The Internet services group

   The data services group is responsible for selling to information services providers, DSL providers and other data carriers, including ISPs. We are able to offer several innovative services to ISPs, such as environmentally conditioned colocation space, virtually non-blocking switching and transport facilities and firm installation times. Servicing ISPs also maximizes our network utilization by bringing traffic onto our network during periods, such as evenings or weekends, when the network would otherwise be under-utilized.

   The corporate services group is responsible for selling to large corporate users. Our sales strategy for these corporate customers is to complement the customer's service from the ILEC. Our initial sale to a corporate customer typically involves installing incremental lines for specialized inbound services, such as Virtual Office, or replacing only a limited number of outbound lines. After we build the service relationship, we anticipate increasing our overall penetration of the customer's local service. Over a period of time, we hope to dominate a corporate customer's local switched traffic. We emphasize the diversity, reliability and sophistication of our services in order to earn our place as the local provider of choice for our corporate customers.

   The telecom services group markets directly to VARs and other carriers by positioning us as a highly-reliable, responsive and cost-effective source of wholesale local communications services. We believe a wide array of communications service providers, including long distance companies, will seek to provide bundled communications services in the large metropolitan markets we target. We are well-positioned to be the provider of choice for re-bundled local service. Because we do not intend to directly distribute our services to residential or small- and medium-sized business customers, we believe that VARs and other carriers looking to purchase the local service portion of their bundled service offerings are more likely to purchase service from us rather than from other ILECs or CLECs that compete with them.

   The Internet services group will market our managed high-speed Internet access, colocation and peering services to large corporate users, information services providers, VARs, DSL providers and other data carriers, including ISPs. This group will work as an overlay sales team to the data services group, the telecom services group and the corporate services group, leveraging our existing relationships. While our initial customer relationships have been built by our data services, telecom services and corporate services groups, the Internet services group will bring depth and expertise in understanding customer demands related to the Internet and will provide robust solutions to customer issues.

Information Systems

   Superior customer service is critical to achieving our goal of capturing market share. We are continually enhancing our service approach, which utilizes a trained team of customer sales and service representatives to coordinate customer installation, billing and service. Comprehensive support systems are also a critical component of our service delivery. We have installed systems designed to address all aspects of our business, including service order, network provisioning, end-user and carrier billing, and trouble reporting. The efficiency of our operating processes contributes to our ability to rapidly initiate service to new accounts. Our installation desk follows a customer's order, ensuring the installation date is met. Additionally, our customer sales representatives respond to all other customer service inquiries, including billing questions and repair calls.

   We are enhancing our systems and procedures for operations support, order provisioning and other back office systems in order to facilitate and streamline the processing of large order volumes and customer service.

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

These systems are required to enter, schedule, provision and track a customer's order from the point of sale to the installation and testing of service. The existing systems currently employed by most ILECs, CLECs and long distance carriers generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer turnover and significant added expenses due to duplicated efforts and decreased customer satisfaction.

   We are currently using order management software to develop processes that allow us not only to enter customer orders onsite, via computer and/or over the Internet, but also to monitor the status of an order as it progresses through the service initiation process. This software supports the process by which we convert a customer to our network from the local exchange network of an ILEC or other carrier, including circuit design and work flow management.

   Electronic Bonding with ILECs. In an effort to make the initiation of service for a customer more efficient, we and Ameritech Illinois have implemented electronic bonding between our operations support systems. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. We activated electronic bonding with Ameritech in the fourth quarter of 1999.

   Electronic bonding allows us to access data from the ILEC, submit service requests electronically, and more quickly attend to errors in the local service request form because an order is bounced back if the ILEC determines that there is a mistake. As a result, we expect to be able to eventually substantially reduce the time required to switch service to us. Electronic bonding should also enable us to improve our ability to provide better customer care since we will more readily be able to pinpoint problems with a customer's order.

   Electronic Bonding with Customers. We are also working toward the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems.

   We believe automation of internal processes contributes to the overall success of a service provider and that billing is a critical element of any telephone company's operation. We deliver billing information in a number of media besides paper, including electronic files and Internet inquiry. Our Invoice Domain service allows customers to securely access and view their monthly invoices over the Internet. In addition, this service allows customers to download call detail records. Similarly, our VAR customers can download call records on a daily basis through our secure web site. This allows them to efficiently process invoices for their end-user customers.

Significant Relationships

   We have no customers that accounted for more than 10% of our revenues during the three years ended December 31, 1999 and for the three months ended March 31, 2000.

   Our relationships with Ameritech and Bell Atlantic are mandatory, co-carrier relationships and are not that of a customer and supplier. Nevertheless, Ameritech and Bell Atlantic are shown here due to their contribution to our revenues for the three years ended December 31, 1999 and the three months ended March 31, 2000. Ameritech and Bell Atlantic accounted for approximately 25% and 21% of our consolidated revenues for the three months ended March 31, 2000, respectively, and 43% and 20% of our consolidated revenues in 1999, respectively, and 59% and 16% of our consolidated revenues in 1998, respectively. Ameritech accounted for approximately 81% of our consolidated revenues in 1997. The revenues from these carriers for the three years ended December 31, 1999 and the three months ended March 31, 2000 are the result of interconnection agreements we have entered into with them relating to the transport and termination of communications traffic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Regulation" for further discussion regarding reciprocal compensation.

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

Competition

   Portions of our industry are highly competitive. We face a variety of existing and potential competitors, including:

  .  The ILECs in our current and target markets

  .  Other voice and data CLECs

  .  Long distance carriers

  . Potential market entrants, including cable television companies, VARs, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users

  .  Foreign carriers

  .  Internet infrastructure companies

   Our primary competitor in each of our existing and planned markets is the ILEC. Examples include BellSouth, Bell Atlantic, U S WEST, SBC (including its subsidiaries Ameritech Illinois and Pacific Bell) and GTE. These ILECs are generally required to file their prices with the state regulatory agencies in their service areas. Any price changes must be reflected in these filings. The ILECs have also generally been given the flexibility to respond to competition with lower pricing. In most cases, proposals for lower pricing must also be filed with the state utility commissions and the pricing must be made available to similarly situated customers. We believe this provides a disincentive for the ILECs to significantly vary or discount prices even in competitive situations. However, as a CLEC, similar obligations apply to us. See "-- Regulation--State Regulation."

   The ILECs offer a wider variety of services in a broader geographic area than ours and have much greater resources than we do. This may encourage an ILEC to subsidize the pricing for services with which we compete with the profits of other services in which the ILEC remains the dominant provider. We believe competition has limited the number of services dominated by ILECs. In addition, state regulators have exercised their enforcement powers in a way that makes it unlikely the ILECs would be able to successfully pursue this type of protective pricing strategy for an extended period.

   In addition to competition from ILECs, we also face competition from a growing number of other CLECs. Although CLECs overall have only captured approximately 5% of total revenue of the U.S. local telecommunications market, we nevertheless compete to some extent with other CLECs in our customer segments. There are typically several other CLECs competing in each metropolitan market we serve or plan to enter. Examples of data and voice CLECs in our markets include Allegiance Telecom, Covad Communications Group, MCI WorldCom, NEXTLINK Communications, NorthPoint Communications Group, Rhythms NetConnections and Teleport Communications Group, now a part of AT&T. In some instances, these CLECs have resources greater than ours and offer a wider range of services. Many of the CLECs in our markets target small- and medium-sized business customers, which differs from our target customer base of large, communications-intensive users.

   The data services market is also extremely competitive. Our principal competitors in this market include Internet connectivity providers such as UUNET Technologies and Verio, private peering companies, such as InterNAP Network Services and Equinix, RBOCs that offer Internet access, global, national and local ISPs and companies that offer colocation services, such as Exodus Communications and AboveNet Communications. We also believe that new competitors will enter the data services market. See "Risk Factors-- Competition."

   Some of the ILECs recently requested, among other things, that the FCC relax regulation of their provision of advanced data networks, which may also be used for voice traffic. While the FCC has denied those requests, it has initiated a rule-making that is intended to establish the procedures and safeguards necessary before these ILECs could, through separate subsidiary companies, provide these services on a largely

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

deregulated basis. If adopted, these rules may provide additional opportunities for competition from these ILECs. SBC and Ameritech received authority from the FCC to create such a subsidiary in the FCC's approval of their merger. Bell Atlantic New York also received similar authority with the recent grant of its application to provide long-distance service in New York. The FCC recently released an order addressing, among other things, colocation rights of carriers offering advanced data services, but deferred action on the separate subsidiary issue. Bills have been introduced in Congress that would grant RBOCs permission to provide data services in areas where they are currently restricted from doing so. Although we cannot predict the outcome of any proposed or pending legislation, the ability of RBOCs to provide data services on a broader basis could have a material adverse effect on us. In addition, the FCC recently acted to enable ISPs to buy DSL services in bulk from ILECs, which could result in additional competition for ISPs business.

   In addition to ILECs and other CLECs, we are increasingly competing with long distance carriers. A number of long distance carriers have introduced local telecommunications services to compete with us and the ILECs. These services include toll calling and other local calling services, which are often packaged with the carrier's long distance service. While we do not believe the packaging aspect of the service is particularly attractive to the communications-intensive customers we target, large long distance carriers enjoy certain competitive advantages due to their vast financial resources and brand name recognition. In addition, we believe there is a risk the long distance carriers may subsidize the pricing of their local services with profits from long distance services. We anticipate that the entry of some of the ILECs into the long distance market will reduce the risk of this type of activity by reducing the profitability of the long distance carrier's long distance minutes. Further, to the extent the long distance carrier purchases our service on a wholesale basis and rebundles it at a subsidized rate, we may benefit as the subsidized, wholesale service could result in higher market penetration than we would otherwise have achieved. In addition, we have displaced long distance carriers where the customer was dissatisfied with the quality of the long distance carrier's local service. We expect our reputation for exceptional service quality and customer care will continue to result in us displacing the long distance carrier as the primary alternative to the ILEC in competitive situations. In addition, we expect that some of our recent and proposed service offerings, which enable long distance calls to be priced like local calls, will increase our competitiveness.

   We compete principally on the basis of the quality, sophistication and reliability of our service. See "--Sales and Marketing." We believe that the principal competitive factors in our markets are speed and reliability of service, quality of facilities, level of customer care and technical support, and the timing and market acceptance of new services and enhancements to existing services.

Regulation

   The following summary of regulatory developments and legislation is not complete. It does not describe all present and proposed federal, state and local regulation and legislation affecting the telecommunications industry. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industry operates. We cannot predict the outcome of these proceedings or their impact on the telecommunications industry or us.

   Overview. Our services are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all the facilities of, and services offered by, telecommunications common carriers like us to the extent we use our facilities to provide, originate or terminate interstate or international communications. State regulatory commissions retain jurisdiction over most of the same facilities and services to the extent they are used to provide, originate or terminate intrastate communications. The decisions of these regulatory bodies are often subject to judicial review, which makes it difficult for us to predict outcomes in this area.

   Federal Regulation. We must comply with the requirements of common carriage under the Communications Act of 1934. Comprehensive amendments to the Communications Act of 1934 were made by the Telecommunications Act of 1996, referred to as the Telecom Act, which substantially altered both federal

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

and state regulation of the telecommunications industry. The purpose of this legislation was to deregulate the telecommunications industry to a significant degree, thereby fostering increased competition among carriers. Because implementation of the Telecom Act is subject to numerous federal and state policy rule-making and judicial review, we cannot predict with certainty what its ultimate effect on us will be.

   Under the Telecom Act, any entity may enter a telecommunications market, subject to reasonable state safety, quality and consumer protection regulations. The Telecom Act makes local markets accessible by requiring the ILEC to permit interconnection to its network and establishing ILEC obligations with respect to:

  . Colocation of equipment. This allows companies like us to install and maintain our own network equipment, including DSLAMs and fiber optic equipment, in ILEC central offices.

  . Interconnection. This requires the ILECs to permit their competitors to interconnect with ILEC facilities at any technically feasible point in the ILECs' networks.

  . Reciprocal compensation. This requires the ILECs and CLECs to compensate each other for telecommunications traffic that originates on the network of one carrier and is sent to the network of the other.

  . Resale of service offerings. This requires the ILEC to establish wholesale rates for services it provides to end-users at retail rates to promote resale by CLECs.

  . Access to unbundled network elements. This requires the ILECs to unbundle and provide access to some components of their local service network to other local service providers. Unbundled network elements are portions of an ILEC's network, such as copper lines or "loops," that CLECs can lease in order to create their own facilities networks.

  . Number portability. This requires the ILECs and CLECs to allow a customer to retain an existing phone number within the same local area even if the customer changes telecommunications services providers. All telecommunications carriers will be required to contribute to the shared industry costs of number portability, with the first payments made in the fourth quarter of 1999.

  . Dialing parity. This requires the ILECs and CLECs to establish dialing parity so that customers do not perceive a quality difference between networks when dialing.

  . Access to rights-of-way. This requires the ILECs and CLECs to establish non-discriminatory access to telephone poles, ducts, conduits and rights-of-way.

   ILECs are required to negotiate in good faith with other carriers that request any or all of the arrangements discussed above. If a requesting carrier is unable to reach agreement with the ILEC within a prescribed time, either carrier may request arbitration by the applicable state commission. If an agreement still cannot be reached, carriers are forced to abide by the obligations established by the FCC and the applicable state commission.

   We have entered into a number of interconnection agreements with the ILECs in our markets and will enter into additional agreements as our build-out progresses. We have existing interconnection agreements in each of our existing markets and in several of our planned markets. Nine of the interconnection agreements covering our existing markets, including the agreement covering Chicago, expired in 1999. Eight of the interconnection agreements covering our existing markets, including the agreement covering New York, expire in 2000. The expiration of these agreements will require that we negotiate new interconnection terms with the ILECs. Pending conclusion of these negotiations, several existing interconnection agreements should continue to govern the payment of reciprocal compensation and other interconnection terms while other renegotiated agreements will be given retroactive effect from the expiration date of the superceded agreement following the conclusion of negotiations and arbitrations. Failing to reach agreement on renegotiations, we have filed for arbitration in states in Bell Atlantic and Ameritech territory. In Illinois, the Illinois Commerce Commission recently ruled on our arbitration petition. See "Risk Factors--Internet-Related Reciprocal Compensation" and "-- Relationship with ILECs."

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   The FCC is charged with establishing guidelines to implement the Telecom
Act. In August 1996, the FCC released a decision, known as the Interconnection Decision, that established rules for the interconnection requirements outlined above and provided guidelines for interconnection agreements by state commissions. The U.S. Court of Appeals for the Eighth Circuit vacated portions of the Interconnection Decision. On January 25, 1999, the U.S. Supreme Court reversed the Eighth Circuit and upheld the FCC's authority to issue regulations governing pricing of unbundled network elements provided by the ILECs in interconnection agreements, including regulations governing reciprocal compensation, which are discussed in more detail below. In addition, the Supreme Court affirmed an FCC rule that allows requesting carriers to "pick and choose" the most attractive portions of existing interconnection agreements with other carriers. The Supreme Court did not, however, address other challenges raised about the FCC's rules at the Eighth Circuit because those challenges were not decided by the Eighth Circuit. These challenges will have to be addressed by the Eighth Circuit in light of the Supreme Court's decision. In addition, the Supreme Court disagreed with the standard applied by the FCC for determining whether an ILEC should be required to provide a competitor with particular unbundled network elements.

   The FCC adopted a new standard in November 1999 for analyzing unbundled network elements as required by the Supreme Court's order. Applying this standard to the existing network elements, the FCC concluded that ILECs would no longer be required to provide directory assistance and operator services as network elements, though they will continue to be available pursuant to tariff at different prices. The FCC also removed unbundled switching as an element in urban areas where the incumbents are also providing certain other combinations of elements in a non-discriminatory fashion. However the FCC declined, except in limited circumstances, to require ILECs to unbundle certain facilities used to provide high speed Internet access and other data services.

   The Supreme Court's decision and the FCC's order on remand do not remove all uncertainty concerning the pricing terms and conditions of interconnection agreements. The Eighth Circuit could set aside the FCC's rules concerning the pricing of unbundled network elements, and the incumbents may challenge the FCC's order on remand from the Supreme Court for not removing additional network element obligations. Furthermore, the complexity of the revised rules creates uncertainty as to how they might be enforced by the states. The resulting uncertainty makes it difficult to predict whether we will be able to continue to rely on our existing interconnection agreements or have the ability to negotiate acceptable interconnection agreements in the future.

   In addition to requiring the ILECs to open their networks to competitors and reducing the level of regulation applicable to CLECs, the Telecom Act also reduces the level of regulation that applies to the ILECs, thereby increasing their ability to respond quickly in a competitive market. For example, the FCC has applied "streamlined" tariff regulation of the ILECs, which shortens the requisite waiting period before which tariff changes may take effect. These developments enable the ILECs to change rates more quickly in response to competitive pressures. The FCC has also adopted heightened price flexibility for the ILECs, subject to specified caps. If exercised by the ILECs, this flexibility may decrease our ability to effectively compete with the ILECs in our markets.

   The Telecom Act also gives the FCC authority to determine not to regulate carriers if it believes regulation would not serve the public interest. The FCC is charged with reviewing its regulations for continued relevance on a regular basis. As a result of this mandate, a number of regulations that apply to CLECs have been and may in the future continue to be eliminated. We cannot, however, guarantee that any regulations that are now or will in the future be applicable to us will be eliminated.

   In March 1999, the FCC issued an order requiring ILECs to provide unbundled loops and colocation on more favorable terms than had previously been available. The order permits colocation of equipment that could be used to more efficiently provide advanced data services such as high-speed DSL service, and requires less expensive "cageless" colocation. In the March order, the FCC deferred action on its previous proposal to permit ILECs to offer advanced data services through separate affiliates, free from some of the obligations of

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the Telecom Act. In an August order, the FCC determined that advanced services are telecommunication services subject to regulation under Sections 251 and 252 of the Telecom Act. In the same order the FCC issued a notice of proposed rule making on terms for the provision of such services on a separate subsidiary basis.

   In an FCC decision on voluntary remand, the FCC affirmed and clarified its position that advanced data services are subject to the interconnection, resale and bundling requirements of the Telecom Act. Permitting ILECs to provision data services through separate affiliates with fewer regulatory requirements could have a material adverse impact on our ability to compete in the data services sector. The FCC imposed conditions on the merger of SBC with Ameritech in October that permit the provisioning of advanced data services via separate subsidiaries pursuant to various requirements, some of which expire in the near term. The FCC is currently considering a request from SBC for a waiver of a portion of its merger requirements. If granted, this waiver would permit SBC to provide certain DSL technologies in portions of its networks without complying with the non-discrimination requirements of its merger conditions. We cannot predict whether these requirements are enforceable, nor whether they will deter anticompetitive behavior if they are enforceable. Bell Atlantic's application for long distance service in New York has been approved subject to similar separate subsidiary provisions. These areas of regulation are subject to change through additional proceedings at the FCC or judicial challenge.

   On March 17, 2000, the District of Columbia Circuit Court vacated those portions of the FCC's expanded colocation rules that permitted CLECs to colocate equipment that contained functions in addition to those necessary for interconnection or access to unbundled network elements. The Court, while upholding the FCC's authority to require cageless colocation, also rejected the FCC's effort to leave the choice of space within the central office to the CLEC. The Court also vacated the FCC's regulations that permit CLECs to install their own cross-connects between different colocation arrangements in ILEC central offices. The Court vacated the FCC's rules in part and remanded to the FCC the issue of what equipment is necessary for interconnection or access to unbundled elements.

   On December 9, 1999, the FCC released its line sharing order that requires ILECs to offer line sharing as an unbundled network element by June 6, 2000. Line sharing permits CLECs to use a customer's existing line to provide DSL services while the ILEC continues to use the same line to provide voice service. Prices for line sharing will be set by the states.

   Reciprocal Compensation. We expect that reciprocal compensation payments will make up a significant portion of our initial revenues in each of our markets. Reciprocal compensation is the compensation paid by one carrier to complete particular calls on another local exchange carrier's network. Because a significant portion of our customers typically receive more calls than they make, we expect to receive more reciprocal compensation than we pay for calls that originate on our networks. As a result of the current regulatory environment and several trends in our business, which are discussed below, we expect our revenues from reciprocal compensation to decline.

   Some ILECs have refused to pay reciprocal compensation charges that they estimate are the result of inbound ISP traffic because they believe that this type of traffic is outside the scope of existing interconnection agreements. For example, Ameritech disputed a portion of the reciprocal compensation charges billed to it by us, which it believed were related to Internet charges. In March of 1998, the Illinois Commerce Commission ruled in favor of Focal and other CLECs regarding this dispute. In October 1998, Ameritech complied with the ruling and we received payment for past reciprocal compensation charges that represent substantially all of the disputed amounts. Reciprocal compensation payments from Ameritech comprised approximately 81% of our revenues for the year ended December 31, 1997 and payments from Ameritech and Bell Atlantic comprised approximately 60% and 75% of our revenues for the years ended December 31, 1999 and 1998, respectively. On June 18, 1999, the Seventh Circuit affirmed the Illinois Commerce Commission's order requiring the payment of reciprocal compensation for ISP-bound traffic. On August 19, 1999, the Seventh Circuit modified its prior order by providing that Ameritech is free to raise in state courts any state claims concerning reciprocal

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

compensation, and by deferring any ruling on the petitions for rehearing pending the Court's resolution in other cases of procedural issues concerning the participation of state commissioners. Ameritech had previously filed such a state complaint which at its request has been held in abeyance pending the outcome of the federal case.

   On May 8, 2000, the Illinois Commerce Commission resolved our arbitration for a new agreement with Ameritech and determined that we are entitled to reciprocal compensation for ISP-bound calls. The Commission at the same time directed its staff to initiate a generic proceeding to further address reciprocal compensation. The Commission also noted that it might make the reciprocal compensation results in the Focal arbitration subject to a true up.

   Some states in which our current and planned markets are located have ordered the ILECs to pay reciprocal compensation for Internet-related calls based on existing interconnection agreements or state arbitrations. The majority of states that have addressed the question have ruled that compensation is owed for this traffic. However, these states and other states that have not considered the issue to date may yet determine that no compensation is owed. A finding that reciprocal compensation is not payable for ISP traffic in Illinois, New York, California or Pennsylvania would have a material adverse effect on us.

   In addition, on February 26, 1999, the FCC issued a declaratory ruling and Notice of Proposed Rulemaking concerning inbound ISP traffic. The FCC concluded in its ruling that ISP traffic is jurisdictionally mixed and largely interstate in nature, and thus within the FCC's jurisdiction. The FCC has requested comment as to what reciprocal compensation rules should govern this traffic upon expiration of existing interconnection agreements. The FCC also determined that no federal rule existed that governed reciprocal compensation for ISP traffic at the time existing interconnection agreements were negotiated and concluded that it should permit states to determine whether reciprocal compensation should be paid for calls to ISPs under existing interconnection agreements.

   In light of the FCC's order, state commissions, which previously addressed this issue and required reciprocal compensation to be paid for ISP traffic, may reconsider and may modify their prior rulings. Several ILECs, including Ameritech, are seeking to overturn prior orders that they claim are inconsistent with the FCC's February 26, 1999 order. Relief sought could include repayment of reciprocal compensation amounts previously paid by the ILECs. Of the 29 state commissions that have considered the issue since the FCC's February 26, 1999 order, 24 of these states have upheld the requirement to pay reciprocal compensation for ISP-bound traffic. Only Massachusetts, New Jersey, South Carolina, Colorado and Louisiana are not requiring reciprocal compensation for this traffic, at least pending negotiations and a further FCC decision. Missouri and Ohio are not requiring current payment, but are requiring a true-up based on the FCC's future decision. Colorado recently ordered bill and keep as compensation for switch calls. In addition, of the ten Federal District Courts and state courts and the three U.S. Courts of Appeals that have reviewed this issue on the merits to date, all have upheld state decisions requiring that reciprocal compensation be paid for ISP-bound traffic.

   On March 24, 2000, the U.S. Court of Appeals for the District of Columbia Circuit vacated the FCC's Declaratory Ruling that Internet-bound calls are not local calls for which reciprocal compensation is owed. The Court remanded the proceeding to the FCC for a further review of the nature of these calls for purposes of reciprocal compensation. We cannot predict the impact of the Court's ruling on pending or future proceedings at this time.

   The New York Public Service Commission (the "NYPSC") determined that in certain circumstances, Bell Atlantic can pay a lower reciprocal compensation rate for calls terminated by a CLEC in excess of a ratio of three terminating calls to each originating call. The NYPSC also provided an opportunity to a CLEC having a ratio in excess of three-to-one, such as Focal, to demonstrate that its network is such that the higher rate should be applied. Unless Focal can demonstrate a basis for entitlement to the higher rate, it will receive the lower tariffed rate as of January 2000. Bell Atlantic filed a tariff seeking to reduce the lower rate by thirty percent from its current level of $0.0034/MOU. We intend to vigorously challenge all aspects of the Bell Atlantic effort to reduce the rates as described above. Bell Atlantic has also informed us that it intends to unilaterally escrow these payments in two smaller markets, New Jersey and Delaware.

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

   Upon expiration of our existing interconnection agreements, we must negotiate new rates for reciprocal compensation with each carrier. Pending conclusion of these negotiations, the existing interconnection agreements are expected to continue to govern the payment of reciprocal compensation. We expect rates for reciprocal compensation will be lower under new interconnection agreements than under our existing agreements. A reduction in rates payable for reciprocal compensation could have a material adverse effect on us, as could any requirement to refund reciprocal compensation paid to date.

   Legislation has recently been introduced in Congress that if inacted would eliminate reciprocal compensation for calls to ISPs or the Internet in future agreements. The legislation would also eliminate a CLEC's ability to opt into an agreement providing for reciprocal compensation and would prohibit reciprocal compensation during any extension of the original term of an interconnection agreement.

   Interstate Access Charges. In addition to charging other carriers reciprocal compensation for terminating local traffic, Focal also collects access charges from carriers for originating and terminating interexchange traffic. Some interexchange carriers, including AT&T and Sprint, have challenged our switched access rates as well as those of other CLECs, and have withheld some payments for the switched access services that they continue to receive. Although no formal complaints have been filed against us, AT&T and Sprint have asserted claims against other CLECs that our charges for switched access services are higher than those of the ILEC serving the same territory, and are therefore unjust and unreasonable. These interexchange carriers have refused to pay us any originating access charges in excess of the corresponding incumbent rate. Because our access charges are appreciably less than some CLECs, and are lower than the access charge rates charged by smaller incumbents having traffic volumes similar to ours, we do not expect the FCC to require any appreciable reduction in our tariffed rates. We have joined other CLECs in a lawsuit against AT&T and Sprint in Federal District Court seeking collection of our access charges.

   Internet Regulation. There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations that affect the Internet. We cannot predict the nature of these regulations or their impact on our business. The FCC has previously indicated that it would consider whether certain forms of phone-to-phone IP telephony should be regulated as telecommunications services for universal service purposes. No decision has been made.

   Tariff and Filing Requirements. Non-dominant carriers, including Focal, must file tariffs with the FCC listing the rates, terms and conditions of interstate and international services provided by the carrier. On October 29, 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant interstate carriers maintain tariffs on file with the FCC for domestic interstate services. The FCC's order was issued pursuant to authority granted in the Telecom Act to forebear from regulating any telecommunications services provider if specified statutory analyses are satisfied. The FCC's order, however, has been stayed by a federal court. Accordingly, non-dominant interstate carriers, including Focal, currently must continue to file interstate tariffs with the FCC until final determination of the issue. Any challenges to these tariffs by regulators or third parties could cause us to incur substantial legal and administrative expenses. On April 28, 2000, the FCC's orders requiring detariffing for interstate, domestic, interexchange services were upheld on appeal. The FCC has since created a nine month plan for implementing detariffing by January 31, 2001.

   In addition, periodic reports concerning carriers' interstate circuits and deployment of network facilities also are required to be filed with the FCC. The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, although it has the power to do so. The FCC may also impose prior approval requirements on transfers of control and assignments of operating authorizations. Fines or other penalties also may be imposed for violations of FCC rules or regulations. The FCC also requires that certified carriers like Focal notify the FCC of foreign carrier affiliations and secure a determination that such affiliations, if in excess of a specified amount, are in the public interest.

   State Regulation. Most states regulate entry into the markets for local exchange and other intrastate services, and states' regulation of CLECs vary in their regulatory intensity. The majority of states require that

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

companies seeking to provide local exchange and other intrastate services to apply for and obtain the requisite authorization from a state regulatory body, such as a state commission. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical and managerial capabilities and that granting the authorization will serve the public interest. As of March 31, 2000, we had obtained local exchange certification or were otherwise authorized to provide local exchange service in:

     California              Illinois          Minnesota       Pennsylvania
     Delaware                Indiana           Missouri        Texas
     District of Columbia    Maryland          New Jersey      Virginia
     Florida                 Massachusetts     New York        Washington
     Georgia                 Michigan          Ohio

To the extent that an area within a state in which we provide service is served by a small or rural exchange carrier not currently subject to competition, we may not currently have authority to provide service in those areas at this time.

   As a CLEC, we are and will continue to be subject to the regulatory directives of each state in which we are and will be certified. Most states require that CLECs charge just and reasonable rates and not discriminate among similarly situated customers. Some other state requirements include:

  .  The filing of periodic reports

  .  The payment of various regulatory fees and surcharges

  .  Compliance with service standards and consumer protection rules

States also often require prior approvals or notifications for certain transfers of assets, customers, or ownership of a CLEC and for issuances by certified carriers of equity securities, notes or indebtedness, although the terms of this offering do not require any prior approval. States generally retain the right to sanction a carrier or to revoke certifications if a carrier violates relevant laws and/or regulations. Delays in receiving required regulatory approvals could also have a material adverse effect on us. We cannot assure you that regulators or third parties will not raise material issues with regard to our compliance or non-compliance with applicable laws or regulations.

   In most states, certificated carriers like us are required to file tariffs setting forth the terms, conditions, and prices for services which are classified as intrastate. In some states, the required tariff may list a range of prices for particular services, and in others, such prices can be set on an individual customer basis. We may, however, be required to file tariff addenda of the contract terms.

   Under the Telecom Act, implementation of our plans to compete in local markets is and will continue to be, to a certain extent, controlled by the individual states. The states in which we operate or intend to operate have taken regulatory and legislative action to open local communications markets to various degrees of local exchange competition.

   Local Regulation. We are also subject to numerous local regulations, such as building code requirements, franchise and local public rights of way. These regulations may vary greatly from state to state and from city to city.

Employees

   As of March 31, 2000, we employed 747 full-time employees, none of whom were covered by a collective bargaining agreement. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We believe that our relations with our employees are good.

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

Properties

   We are headquartered in Chicago, Illinois and lease office space in a number of locations, primarily for network equipment installations and sales and administrative offices. Our material leased switching and network properties are located in:

  Chicago, Illinois            New York, New York     Los Angeles, California
  Philadelphia, Pennsylvania   Washington, DC         Cambridge, Massachusetts
  Norristown, Pennsylvania     Seattle, Washington    Atlanta, Georgia
  Southfield, Michigan         Dallas, Texas          Cleveland, Ohio
  Houston, Texas               San Francisco, California
                                                      Minneapolis, Minnesota
  Jersey City, New Jersey      San Jose, California

and cover approximately 452,000 square feet of leased space as of March 31, 2000. These leases expire in years ranging from 2004 to 2013 and have varying renewal options. We also own approximately 13 acres of real property in Arlington Heights, Illinois. This property, which includes a 52,000 square foot building, houses our second Chicago switching center, national data center and national network operations center.

Legal and Administrative Proceedings

   With the exception of the matters discussed below, we are not aware of any litigation against us. In the ordinary course of our business, we are involved in a number of regulatory proceedings before various state commissions and the FCC.

   On September 16, 1997, we filed a complaint and request for temporary injunction against Ameritech Illinois with the Illinois Commerce Commission. The complaint claimed breach of the terms of the interconnection agreement between us and Ameritech Illinois because Ameritech Illinois refused to pay reciprocal compensation for our transport and termination of calls to our end-users that Ameritech Illinois believed were ISPs. In the interests of obtaining a more timely judgment, we withdrew our complaint without prejudice on October 17, 1997 and filed to intervene in a consolidated suit that included similar complaints against Ameritech Illinois by several other CLECs. On March 11, 1998, the Illinois Commerce Commission issued an order that required Ameritech Illinois to pay reciprocal compensation for calls made to ISPs. On March 15, 1998, Ameritech Illinois filed a motion with the Illinois Commerce Commission to stay the order pending an appeal, which was denied on March 23, 1998. On March 27, 1998, Ameritech Illinois filed suit in the United States District Court for the Northern District of Illinois seeking reversal of the Illinois Commerce Commission order. Ameritech Illinois also sought a stay of this order from the District Court, which was granted while the case was decided. On July 21, 1998, the District Court upheld the Illinois Commerce Commission's order, finding that calls to ISPs are local calls and therefore subject to the reciprocal compensation rules contained in the Telecom Act. The District Court stayed the decision to permit any party to appeal. Ameritech Illinois then appealed the decision to the U.S. Court of Appeals for the Seventh Circuit on August 25, 1998, and was denied a stay while the appeal is pending. In October 1998, Ameritech Illinois complied with the order and we received payment for past reciprocal compensation charges that represent substantially all of the disputed amounts. On June 18, 1999, the Seventh Circuit affirmed the Illinois Commerce Commission's order requiring the payment of reciprocal compensation for ISP-bound traffic. On August 19, 1999, the Seventh Circuit modified its prior order to permit Ameritech to raise in state courts any state claims concerning reciprocal compensation, and deferred any ruling on the petitions for rehearing pending the Court's resolution in other cases of procedural issues concerning the participation of state commissioners. Ameritech had previously filed such a complaint which at its request had been held in abeyance pending the outcome of the federal case. See "--Regulation" for a description of federal rule-making and other developments affecting reciprocal compensation.

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                                   MANAGEMENT

Executive Officers, Selected Key Employees and Directors

   The table below contains information about the ages and positions of Focal's executive officers, selected key employees, and directors, as of April 30, 2000.

Name                     Age                            Position(s)
----                     ---                            -----------
Robert C. Taylor, Jr....  40 Director, President and Chief Executive Officer

John R. Barnicle........  35 Director, Executive Vice President and Chief Operating Officer

Joseph A. Beatty........  36 Director, Executive Vice President and Chief Financial Officer

Michael L. Mael.........  43 Executive Vice President and President, Focal Data Communications

Renee M. Martin.........  45 Senior Vice President, General Counsel and Secretary

Robert M. Junkroski.....  36 Vice President and Treasurer

Gregory J. Swanson......  33 Controller

Richard J. Metzger......  51 Vice President of Regulatory Affairs and Public Policy

James E. Crawford, III..  54 Director

John A. Edwardson.......  50 Director

Paul J. Finnegan........  47 Director

Richard D. Frisbie......  50 Director

James N. Perry, Jr......  39 Director

Paul G. Yovovich........  46 Director

   Robert C. Taylor, Jr. Mr. Robert Taylor is Chief Executive Officer and President for Focal Communications Corporation. He was appointed to this position in August 1996. Mr. Taylor is also the company's co-founder and a director. Mr. Taylor is the Chairman of the Association for Local Telecommunications Services, the nation's leading organization representing facilities-based competitive local exchange carriers. In addition, Mr. Taylor sits on the board of directors for IPLAN Networks, a CLEC based in Argentina. Mr. Taylor has held positions with MFS Communications, most recently since 1994 as Vice President of Global Accounts, where he worked with the company's 50 largest customers and executed market development activities in Mexico and Canada. Prior to joining MFS in 1994, Mr. Taylor was one of the original senior executives at McLeodUSA Incorporated. Mr. Taylor has also held management positions with MCI, Bellcore and Ameritech. Mr. Taylor received his M.B.A. from the University of Chicago Graduate School of Business and holds a Bachelor of Science degree in Mechanical Engineering.

   John R. Barnicle. Mr. Barnicle has been Executive Vice President and Chief Operating Officer and a director since June 1996. Mr. Barnicle is a co-founder of Focal and is responsible for day-to-day operations, engineering, marketing and long-term planning. In 1996, Mr. Barnicle was Vice President of Marketing for MFS Telecom Companies, a subsidiary of MFS Communications. From 1994 to 1996, Mr. Barnicle was a Vice President of Duff & Phelps Credit Rating Company and before that held various marketing, operations and engineering positions with MFS Telecom (1992-1994) and Centel Corporation, a local exchange carrier (1986-1992). Mr. Barnicle received his M.B.A. with Distinction from DePaul University and holds a Bachelor of Science degree in Electrical Engineering.

   Joseph A. Beatty. Mr. Beatty has been Executive Vice President and Chief Financial Officer since November 1996 and was also Treasurer from November 1996 through January 1999 and Secretary from November 1996 through April 1998. He was also a director from May 1996 to November 1996 and became a director again in April 2000. Mr. Beatty is a co-founder of Focal and is responsible for all financial operations and information systems. From 1994 to 1996, Mr. Beatty was a Vice President with NationsBanc Capital Markets, where he was responsible for investment research coverage of the telecommunications industry. From 1992 to 1994, Mr. Beatty was a Vice President of Duff & Phelps Credit Rating Company with responsibility for credit ratings in the telecommunications and electric utility sectors. From 1985 to 1992, Mr. Beatty held various technical management positions with Centel Corporation's local exchange carrier division. Mr. Beatty

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

received his M.B.A. with a concentration in Finance from the University of Chicago Graduate School of Business and is a Chartered Financial Analyst. In addition, Mr. Beatty holds a Bachelor of Science degree in Electrical Engineering.

   Michael L. Mael. Mr. Mael has been Executive Vice President and President, Focal Data Communications, since January 2000. Mr. Mael is responsible for developing and managing Focal's data services business. From 1997 until January 2000, he was Vice President, Applications and Web Services, at PSINet, where he developed and managed the company's global Web hosting business. From 1992 until 1997, Mr. Mael held various management positions at MCI Communications in finance, marketing and business development, and was a member of the team that created MCI's Internet initiative. From 1986 until 1992, he worked as a management consultant, both for Strategic Planning Associates and independently. Mr. Mael received his M.B.A. from Stanford University, and holds a Bachelor of Arts degree.

   Renee M. Martin. Ms. Martin has been Senior Vice President, General Counsel and Secretary since March 1998. Ms. Martin is responsible for our legal, regulatory, real estate and human resources functions. From 1984 to 1998, Ms. Martin held various executive positions at Ameritech, most recently as Vice President and General Counsel Small Business Services, where she directed corporate legal resources to address contract negotiations, employment issues, regulatory affairs and litigation, and managed outside legal counsel. From 1982 to 1984, Ms. Martin was an attorney at the law firm of Cook and Franke, S.C., where she concentrated on general business and corporate law. Ms. Martin received her J.D. from the University of Wisconsin and holds a Bachelor of Arts degree in Journalism.

   Robert M. Junkroski. Mr. Junkroski has been Vice President and Treasurer since January 1999 and was Controller from January 1997 to January 1999. He is responsible for all our accounting, revenue assurance, audit, cash and risk management and customer credit functions. From 1995 to 1997, Mr. Junkroski was Controller for Brambles Equipment Services, Inc., an equipment leasing company, where he was responsible for establishing and maintaining the divisional accounting, financial reporting and budgeting functions. From 1987 to 1995, Mr. Junkroski was Controller for Focus Leasing Corporation, an equipment leasing company, where he was responsible for the development and implementation of the accounting and financial reporting functions of several emerging companies. Mr. Junkroski is a Certified Public Accountant, received his M.B.A. with honors from Roosevelt University concentrating in Finance and Accounting and holds a Bachelor of Business Administration degree.

   Gregory J. Swanson. Mr. Swanson has been Controller since January 1999 and is our principal accounting officer. He is responsible for all internal and external accounting and reporting functions. From June 1998 to December 1998, Mr. Swanson was Director of External Reporting for Allegiance Corporation, a health care manufacturing and distribution company. Before that he spent approximately nine years at Arthur Andersen LLP, a public accounting firm, where he was responsible for audit and business advisory services to technology and manufacturing companies. Mr. Swanson is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting.

   Richard J. Metzger. Mr. Metzger has been Vice President of Regulatory Affairs and Public Policy since September 1998. He is responsible for our regulatory and public policy activities. From 1994 to 1998, he served as General Counsel of the Association for Local Telecommunications Services. From 1984 to 1993, he held various legal positions with Ameritech including serving as Vice President and General Counsel of Wisconsin Bell and Michigan Bell. From 1976 to 1984, he was an attorney at the law firm of Sidley & Austin. Mr. Metzger received his J.D. from the University of Chicago and holds a Bachelor of Arts degree in Philosophy of Science.

   James E. Crawford, III. Mr. Crawford has served as a director of Focal since November 1996. Since August 1992, he has been a general partner of Frontenac Company, a venture capital firm. From February 1984 to August 1992, Mr. Crawford was a general partner of William Blair Venture Management Co., a venture capital fund. He was also a general partner of William Blair & Company, an investment bank and brokerage firm affiliated with William Blair Venture Management Co., from January 1987 to August 1992. Mr. Crawford serves as a director of Optika, Inc., Input Software, Inc., Allegiance Telecom and several private companies.

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

   John A. Edwardson. Mr. Edwardson has served as a director of Focal since February 1999. He has been Chairman of Burns International Services Corp., a security services company, since June 1999 and President and Chief Executive Officer of Burns International since March 1999. From 1994 to 1998, Mr. Edwardson was President of UAL Corporation, the holding company for United Airlines and also served as UAL's Chief Operating Officer from April 1995 through September 1998. He previously was Executive Vice President and Chief Financial Officer of Ameritech and held executive positions with Northwest Airlines. Mr. Edwardson also serves as a director of Burns International and Household International, Inc.

   Paul J. Finnegan. Mr. Finnegan has served as a director of Focal since November 1996. Since January 1993, Mr. Finnegan has been Managing Director of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn. Previously, he served in various positions at First Capital Corporation of Chicago and its affiliates. Mr. Finnegan currently serves on the Board of Trustees of The Skyline Fund and the Board of Directors or Managers, as applicable, of CompleTel, LLC and Allegiance Telecom.

   Richard D. Frisbie. Mr. Frisbie has served as a director of Focal since November 1996. Mr. Frisbie is a founder and has been Managing Partner of Battery Ventures since 1983. He is responsible for management of the Battery Funds and focuses principally on communications opportunities. Mr. Frisbie serves as a director of Allegiance Telecom.

   James N. Perry, Jr. Mr. Perry has been a director of Focal since November 1996. From January 1993 to January 1999, he served as Vice President of Madison Dearborn Partners, Inc., and since January of 1999 has served as Managing Director of Madison Dearborn Partners, Inc. Previously, Mr. Perry served in various positions at First Capital Corporation of Chicago and its affiliates. Mr. Perry currently serves as a director or manager, as applicable, of Clearnet Communications, Inc., Omnipoint Corporation, CompleTel, LLC, CompleTel Holdings and Allegiance Telecom.

   Paul G. Yovovich. Mr. Yovovich has served as a director of Focal since March 1997. He is a private investor and a principal of Lake Capital Management. Mr. Yovovich served as President of Advance Ross Corporation, an international transaction services and manufacturing company, from 1993 to 1996. He served in several executive positions with Centel Corporation from 1982 to 1992, where his last position was that of President of its Central Telephone Company unit. Mr. Yovovich also serves as a director of 3Com Corporation, Customer Services, Inc., Lante Corporation, Van Kampen Open End Funds, Comarco, Inc. and American Media Operations, Inc.

1997 Plan

   Our 1997 Non-Qualified Stock Option Plan (the "1997 Plan") gave our board of directors broad discretion to grant non-qualified stock options to directors, officers and other key employees. Following our initial public offering of common stock in August 1999, no further grants of stock options have been or will be made under the 1997 Plan. The total number of shares of common stock that may be issued or transferred under the 1997 Plan may not exceed 6,324,625 shares of common stock. The maximum share number can be adjusted if we undertake a stock split, stock dividend or other similar transactions. The board of directors determines who will receive options and what the terms of the options will be.

   The option agreements between us and each existing optionee provide that, upon the occurrence of a Change in Control (as defined in the 1997 Plan), the portion of the option that would have vested in the 12 month period following the Change in Control (if the optionee remained employed by us during that period) will automatically become vested as of the date of the Change in Control. In addition, if we terminate the optionee's employment, actually or constructively, in connection with or in anticipation of a Change in Control, or within two years after a Change in Control, all of the optionee's remaining options will automatically become vested and exercisable as of the date of termination.

   As of April 30, 2000, there were options covering 5,686,648 shares of Focal's common stock outstanding under the 1997 Plan with a weighted average exercise price of $2.99 per share.

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

1998 Plan

   We also have the 1998 Equity Performance Incentive Plan (the "1998 Plan") that permits the board of directors to grant a variety of awards to officers and other key employees. The board of directors can grant:

  .  Incentive and non-qualified stock options

  . SARs, which are rights to receive an amount equal to a specified portion of the increase in market value of a common stock over a specified exercise price between the date of grant and the date of exercise

  . Restricted shares, which involve the immediate transfer of shares of common stock for the performance of services. Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of
     Section 83 of the Internal Revenue Code

  . Deferred shares, which involve an agreement to deliver shares of common stock in the future in consideration for the performance of services

  . Performance shares, each of which is a bookkeeping unit equivalent to one share of common stock

  .  Performance units, each of which is a bookkeeping unit equivalent to
     $1.00

   The total number of shares of common stock that may be issued or transferred under the 1998 Plan may not exceed 2,050,000. On April 27, 2000, our board of directors voted to increase this number to 12,050,000, subject to the approval of our stockholders at our 2000 annual meeting. The maximum share number is subject to adjustment in the event of a stock split, stock dividend or other similar transactions.

   The board of directors has broad discretion in granting and establishing the terms of awards under the 1998 Plan subject to the limitations contained in the 1998 Plan.

   As of April 30, 2000, there were options covering 1,990,218 shares of Focal's common stock outstanding under the 1998 Plan with a weighted average exercise price of $34.92 per share. Focal may not grant awards under the 1998 Plan after August 21, 2008.

Director Plan

   We also have a 1998 Equity Plan for Non-Employee Directors that permits directors ("Non-Employee Directors") who are not employees, representatives or affiliates of any of Madison Dearborn, Frontenac or Battery Ventures (collectively, the "Institutional Investors") to elect to receive all or a portion of their compensation as directors in the form of shares of common stock. The Director Plan also permits us to issue options to Non-Employee Directors to purchase shares of common stock.

   The number of shares of common stock that may be issued or transferred under the Director Plan, plus the number of shares of common stock covered by outstanding awards, may not exceed 150,000 shares in the aggregate. The maximum number of shares may be adjusted if Focal undertakes a stock split, stock dividend or other similar transactions.

   As of April 30, 2000, there were options covering 2,698 shares of our common stock outstanding under the Director Plan with a weighted average exercise price of $44.50 per share.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

   The table below sets forth information regarding beneficial ownership of our common stock as of March 31, 2000 for:

  . Our Chief Executive Officer and each of our four other most highly compensated executive officers whose combined salary and bonus for 1999 exceeded $100,000 for services rendered in all capacities for our last three fiscal years (the "Named Executive Officers")

  .  Each of our directors

  .  All of our executive officers and directors as a group

  . Each other person who we know beneficially owns 5% or more of our common stock

   Except as set forth below, there are no other persons who to our knowledge as of March 31, 2000 beneficially owned 5% or more of our common stock. The percentages specified below are based on 60,897,488 shares of common stock outstanding as of March 31, 2000. Unless otherwise noted, the address of each Named Executive Officer and director of Focal is 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601.

                                         Number of Shares         Percent
Name                                  Beneficially Owned (1) Beneficially Owned
----                                  ---------------------- ------------------
Named Executive Officers
Robert C. Taylor, Jr. (2)............        2,865,385              4.7%
John R. Barnicle (3).................        2,794,585              4.6%
Joseph A. Beatty (4).................        2,865,385              4.7%
Renee M. Martin (5)..................           35,687                 *
Directors
James N. Perry, Jr. (6)..............       21,606,425             35.5%
Paul J. Finnegan (7).................       21,606,425             35.5%
James E. Crawford III (8)............       10,084,010             16.6%
Richard D. Frisbie (9)...............        5,041,365              8.3%
Paul G. Yovovich (10)................          289,850                 *
John A. Edwardson (11)...............          202,134                 *
All Executive Officers and Directors
 as a Group (13 persons) (12)........       45,989,013             75.2%
Other Owners
Madison Dearborn Capital Partners,
 L.P. (13)...........................       21,606,425             35.5%
Frontenac VI, L.P. (14)..............       10,082,980             16.6%
Battery Ventures III, L.P. (15)......        5,041,365              8.3%
Brian F. Addy (16)...................        2,690,385              4.4%

--------
  * Less than 1% of the issued and outstanding shares of our common stock.
 (1) In accordance with the rules of the Securities and Exchange Commission, each beneficial owner's holding has been calculated assuming full exercise of outstanding warrants and options exercisable by the holder within 60 days after March 31, 2000, but no exercise of outstanding warrants and options held by any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to applicable community property laws.
 (2) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 1,035,385 shares of common stock held by Mistral Partners, L.P., a family limited partnership. Mr. Taylor exercises sole voting and investment power over shares held by this partnership.
 (3) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 350,000 shares of common stock held by JRB Partners, L.P., a family limited partnership. Mr. Barnicle exercises sole voting and investment power over shares held by this partnership.

 (4) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 835,000 shares of common stock held by Coventry Court Partners, L.P., a family limited partnership. Mr. Beatty exercises sole voting and investment power over shares held by this partnership.
 (5) Consists of shares of common stock subject to options which are exercisable within 60 days of March 31, 2000.
 (6) Mr. Perry, a director, owns no shares in his own name. Consists of shares of common stock owned by Madison Dearborn. See footnote 13 below. Mr. Perry's address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.
 (7) Mr. Finnegan, a director, owns no shares in his own name. Consists of shares of common stock owned by Madison Dearborn. See footnote 13 below. Mr. Finnegan's address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.
 (8) Mr. Crawford, a director, owns no shares in his own name. Consists of shares of common stock owned by Frontenac and 1,030 shares of common stock owned by Mr. Crawford's son. See footnote 14 below. Mr. Crawford's address is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603.
 (9) Mr. Frisbie, a director, owns no shares in his own name. Consists of shares of common stock owned by Battery. See footnote 15 below. Mr. Frisbie's address is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.
(10) Includes 151,716 shares of common stock and an additional 138,134 shares of common stock subject to options which are exercisable within 60 days of March 31, 2000.
(11) Includes 150,000 shares of common stock and an additional 52,134 shares of common stock subject to options which are exercisable within 60 days of March 31, 2000.
(12) Includes 45,741,871 shares of common stock and an additional 247,142 shares of common stock subject to options which are exercisable within 60 days of March 31, 2000.
(13) Consists of shares of common stock owned by Madison Dearborn. Messrs. Perry and Finnegan, directors of Focal, are principals of Madison Dearborn Partners, Inc., the ultimate general partner of Madison Dearborn. Because of these positions, Messrs. Perry and Finnegan share voting and investment power with respect to the shares owned by Madison Dearborn. The address of Madison Dearborn is Three First National Plaza, Suite 3800, Chicago, IL 60602. See "Risk Factors--Potential Conflicts of Interest."
(14) Consists of shares of common stock owned by Frontenac. Mr. Crawford, a director, is a general partner of Frontenac Company, the general partner of Frontenac. Because of this position, Mr. Crawford shares voting and investment power with respect to the shares owned by Frontenac. The address of Frontenac is 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603. See "Risk Factors--Potential Conflicts of Interest."
(15) Consists of shares of common stock owned by Battery Ventures. Mr. Frisbie, a director, is a managing general partner of Battery Ventures. Because of this position, Mr. Frisbie shares voting and investment power with respect to the shares owned by Battery Ventures. The address of Battery Ventures is 20 William Street, Wellesley, MA 02481. See "Risk Factors--Potential Conflicts of Interest."
(16) Mr. Addy is a "Named Executive Officer." He resigned from Focal, effective January 7, 2000. Includes 1,115,385 shares of common stock held by Ad-Venture Capital Partners, L.P., a family limited partnership. Mr. Addy exercises sole voting and investment power over shares held by this partnership.

                              CERTAIN TRANSACTIONS

The Stock Purchase Agreement and Stockholders' Agreement

   We have entered into a Stock Purchase Agreement with some of our stockholders, dated as of November 27, 1996 and amended after that date. Pursuant to the Stock Purchase Agreement and additional related agreements, our existing stockholders were granted registration rights described below.

   The Stock Purchase Agreement also requires us to:

  . Deliver financial information to the Institutional Investors and certain of their transferees in a private sale of shares of common stock

  . Provide access by the Institutional Investors, and certain of their transferees in a private sale of shares of common stock, to our physical properties, books and records

  . Comply with the periodic reporting requirements under the Exchange Act to enable holders of "restricted shares" of common stock to sell those shares of common stock pursuant to Rule 144 under the Securities Act of 1933 or a short-form registration statement under the Securities Act of 1933.

Registration Rights

   Focal has granted registration rights to some holders of its common stock. These holders of common stock have the benefit of the following demand registration:

  . Subject to minimum dollar amounts, Madison Dearborn may demand two registrations on Form S-1

  .  Frontenac and Battery may each demand one registration on Form S-1

  . The holders of 8% of all shares of common stock subject to the registration agreement may demand an unlimited number of registrations on Form S-2 or Form S-3

   In addition, stockholders that have been granted registration rights have unlimited "piggyback" registration rights under which they have the right to request that we register their shares of common stock whenever we register any of our securities under the Securities Act of 1933 and the registration form to be used may be used for the registration of their shares of common stock. These piggyback registration rights will not, however, be available:

  . If the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of common stock owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering

  .  For registrations undertaken because of a demand registration

Employment Agreement with Mr. Mael

   We entered into an employment agreement with Michael Mael, an Executive Vice President of Focal, on January 8, 2000. Mr. Mael's agreement provides that he will receive a minimum base salary of $225,000 (or any greater amount approved by a majority of the board of directors) and bonuses determined by the board in their sole discretion. Except as provided herein, Mr. Mael's employment agreement contains substantially the same employment terms as our employment agreements with our other executive officers. In addition to the employment agreement, on January 31, 2000 we granted to Mr. Mael 150,000 shares of restricted stock under our 1998 Equity Performance and Incentive Plan, which shares are subject to forfeiture until they vest under the agreement. One-third of the shares vest under the agreement on each of the first three anniversaries of January 31, 2000 provided that Mr. Mael remains in our employ. If Mr. Mael is terminated by us other than for cause, leaves for good reason or dies or becomes disabled, all of the shares immediately become non-forfeitable and fully vested.

Stock Purchases by Our Directors

   In May 1997, Mr. Yovovich purchased 115,385 shares of common stock for a purchase price of $75,000. In October 1998, he purchased an additional 33,334 shares of common stock for himself and members of his family for a purchase price of $100,000. In March 1999, Mr. Edwardson purchased 150,000 shares of common stock for a purchase price of $472,500.

Some of Our Directors are also Directors of our Competitors

   Some of our directors, who serve as representatives of the Institutional Investors, also serve on the boards of directors of companies with which we may compete or enter into agreements. Specifically, Mr. Crawford, Mr. Finnegan, Mr. Frisbie and Mr. Perry are directors of Allegiance Telecom, a Dallas-based CLEC. Allegiance Telecom is one of our competitors. See "Risk Factors--Potential Conflicts of Interest."

                         DESCRIPTION OF THE 1998 NOTES

   On February 18, 1998, we issued $270 million stated principal amount at maturity of our 12.125% Senior Discount Notes due 2008, or 1998 notes, which resulted in gross proceeds of $150,027,606. The following description is a summary of the material provisions of the 1998 notes and the indenture dated February 18, 1998, which governs the 1998 notes, and which we refer to as the February 1998 indenture.

   The 1998 notes have the following characteristics:

  . They mature on February 15, 2008 and are limited to an aggregate stated principal amount at maturity of $270,000,000.

  . They were issued at an issue price of $555.6578 per $1,000 stated principal amount at maturity (the "Issue Price"), which represents 55.56578% of the stated principal amount at maturity.

  .  They generated gross proceeds to Focal of $150,027,606.

  . The indebtedness of Focal evidenced by the 1998 notes ranks senior in right of payment to all indebtedness of Focal which is expressly subordinated in right of payment to the 1998 notes and pari passu in right of payment with all other existing and future unsubordinated and unsecured indebtedness to Focal including the 2000 senior notes. The 1998 notes are effectively subordinated in right of payment to all existing and future liabilities, including trade payables, of any of Focal's subsidiaries. In addition, holders of secured indebtedness of Focal will be entitled to a prior claim on those assets of Focal securing their indebtedness to the extent of the proceeds of those assets.

  . They bear interest on the Issue Price at a rate of 12.125% per annum computed on a semiannual note equivalent basis from the issue date of the 1998 notes.

  . In the period prior to February 15, 2003, interest at a rate of 12.125% per annum will accrue on the Issue Price of the 1998 notes but will not be payable in cash ("Deferred Interest").

  . From and after February 15, 2003, interest at a rate of 12.125% per annum ("Current Interest") on the stated principal amount at maturity of the 1998 notes will be payable in cash semiannually on August 15 and February 15 of each year, beginning on August 15, 2003.

  . The stated principal amount at maturity is $1,000 per 1998 note and represents the Issue Price, plus Deferred Interest accrued but unpaid up to February 15, 2003. Focal will pay interest on overdue principal and premium, if any, of the 1998 notes and, to the extent lawful, interest on overdue installments of interest on the 1998 notes at a rate per annum equal to the interest rate payable on the 1998 notes.

   We may elect to redeem all or part of the 1998 notes at any time or from time to time, on or after February 15, 2003 at the redemption prices set forth below, which are expressed as percentages of stated principal amount at maturity, plus accrued and unpaid Current Interest, if any, on the stated principal amount at maturity so redeemed to the redemption date if redeemed during the 12-month period commencing February 15 of the years set forth below:

                                            Redemption
             Year                             Price
             ----                           ----------
             2003..........................  106.063%
             2004..........................  104.042%
             2005..........................  102.021%
             2006 and thereafter...........  100.000%

   In addition, at any time and from time to time prior to February 15, 2001, we may redeem in the aggregate up to 35% of the original aggregate stated principal amount at maturity of the 1998 notes with the proceeds from one or more registered underwritten primary public offerings of common stock. Redemption will be at a price (expressed as a percentage of the accreted value of the 1998 notes on the redemption date) of 112.125% so long as at least 65% of the original aggregate stated principal amount at maturity of the 1998 notes remains outstanding after each redemption. Any such redemption may only be effected once and must be effected within 90 days after such public offering upon not less than 30 nor more than 60 days' notice.

   If a Change of Control (as defined below) occurs, each holder of a 1998 note will have the right to require us to repurchase all or any part of the holder's 1998 notes at a purchase price equal to 101% of the accreted value thereof, plus accrued and unpaid Current Interest, if any, up to but excluding the Change of Control payment date. If after giving effect to the Change of Control repurchase offer, at least 95% of the original aggregate stated principal amount at maturity of the 1998 notes has been redeemed or repurchased, we have the right to redeem the balance of the 1998 notes at a purchase price equal to 101% of the accreted value thereof, plus accrued and unpaid Current Interest, if any, up to but excluding the determined redemption date.

   A "Change of Control" will occur under the February 1998 indenture if:

  . the sale, conveyance, transfer or lease of all or substantially all of the assets of Focal to any "person" or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act), other than Madison Dearborn, Frontenac, Battery Ventures or any of their affiliates, or subsidiaries of Focal, occurs;

  . any "person" or "group" (as the term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange
     Act), other than Madison Dearborn, Frontenac, Battery or any of their affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act) of more than 50% of the total voting power of all classes of the capital stock the holders of which are entitled to vote for the election of directors ("voting stock") of Focal (including any warrants, options or rights to acquire such voting stock), calculated on a fully diluted basis;

  . during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors (together with any directors whose election or appointment by the board or whose nomination for election by the stockholders of Focal was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board then in office; or

  . the merger, amalgamation or consolidation of Focal with or into another person or the merger of another person with or into Focal shall have occurred, and the securities of Focal that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the voting stock of Focal are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving corporation.

   We are also required to offer to repurchase the 1998 notes if all or some of the net proceeds of an asset sale are not used to purchase telecommunications equipment or repay other senior indebtedness.

   The February 1998 indenture contains restrictive covenants which, among other things, restrict our ability to:

  . Incur additional indebtedness and, in the case of our subsidiaries, issue preferred stock

  .  Pay dividends

  .  Prepay subordinated indebtedness

  .  Repurchase capital stock

  .  Enter into sale and leaseback transactions

  .  Make investments

  .  Engage in transactions with affiliates

  .  Create liens on our assets

  . Cause encumbrances or restrictions to exist on the ability of our subsidiaries to pay dividends

  .  Sell assets

  .  Engage in mergers and consolidations

   The February 1998 indenture contains events of default that are substantially similar to those relating to the exchange notes offered hereby. See "Description of the Exchange Notes." An event of default will occur under the February 1998 indenture if, among other things:

  . any principal payment in excess of $1,000,000 with respect to indebtedness of Focal is not paid when due within any applicable grace period;

  . our indebtedness is accelerated by its holders and the principal amount of the accelerated indebtedness exceeds $5,000,000; or

  . a court enters a final judgment against us in an uninsured or unindemnified aggregate amount in excess of $10,000,000, which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days.

   Focal consummated an exchange offer of the 1998 notes in August 1998.

                       DESCRIPTION OF THE EXCHANGE NOTES

General

   The outstanding notes were, and the exchange notes will be, issued under an indenture dated as of January 12, 2000 between Focal and Harris Trust and Savings Bank, as trustee, which we refer to as the January 2000 indenture. The Bank of New York has succeeded Harris Trust and Savings Bank as trustee under the 2000 indenture. For purposes of this description of the exchange notes, references to "Focal," "we," "our" or "us" refers to Focal Communications Corporation and does not include its subsidiaries except for purposes of financial data determined on a consolidated basis. Except as otherwise indicated, the following description relates to both the outstanding notes and the exchange notes, which we collectively refer to as the 2000 senior notes.

   The terms of the exchange notes are identical in all material respects to the outstanding notes, except that:

  . the exchange notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the outstanding notes and

  . holders of the exchange notes will not be entitled to rights of holders of outstanding notes under the exchange and registration agreement.

   The terms of the exchange notes include those stated in the January 2000 indenture and those made a part of the January 2000 indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the January 2000 indenture. The exchange notes are subject to all of those terms, and holders of the exchange notes should refer to the January 2000 indenture and the Trust Indenture Act for a complete statement of the applicable terms. A copy of the January 2000 indenture is available from Focal on request. The statements and definitions of terms under this caption relating to the 2000 senior notes and the January 2000 indenture are summaries and do not purport to be complete. These summaries use terms defined in the January 2000 indenture and are qualified in their entirety by express reference to the January 2000 indenture. Some of the terms used in this description are defined below under "--Definitions."

Principal, Maturity and Interest

   The 2000 senior notes issued under the January 2000 indenture are limited to $275,000,000 aggregate principal amount of which all $275,000,000 was issued in the offer and sale of the outstanding notes. For each outstanding note accepted for exchange, the holders will receive an exchange note having a principal amount equal to that of the tendered outstanding note. The exchange notes will mature on January 15, 2010. We will not be required to make any mandatory sinking fund payments in respect of the exchange notes. Interest on the exchange notes will accrue at a rate of 11 7/8% per annum and be payable in cash semi-annually in arrears on each July 15 and January 15, commencing July 15, 2000 to registered holders of exchange notes, on July 1 or January 1, as the case may be, immediately preceding the interest payment date. Interest on the exchange notes will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the date of issuance. Cash interest will be computed on the basis of a 360-day year of twelve 30-day months. If we default on any payment of principal and/or premium (whether upon redemption or otherwise), cash interest will accrue on the amount in default at the rate of interest borne by the exchange notes. Interest on overdue principal and premium and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the exchange notes.

   The exchange notes will be issued without coupons and in fully registered form only, in minimum denominations of $1,000 principal amount and integral multiples thereof.

   The interest rate on the exchange notes will be subject to increase in some circumstances if several conditions are not satisfied, all as further described under "--Exchange Offer; Registration Rights." All references herein to interest shall include such additional interest, if appropriate.

Ranking

   The exchange notes will be senior unsecured obligations of Focal ranking pari passu in right of payment with all existing and future senior
Indebtedness of Focal, including the outstanding notes and the 1998 notes, and will rank senior in right of payment to all existing and future subordinated Indebtedness of Focal, if any. Holders of secured Indebtedness of Focal, however, will have claims that are prior to the claims of the holders with respect to the assets securing the other Indebtedness except to the extent the exchange notes are equally and ratably secured by the same assets. The January 2000 indenture permits Focal to incur secured Indebtedness. As of December 31, 1999, we had approximately $44.2 million of secured Indebtedness outstanding to which holders of the exchange notes would have been effectively subordinated in right of payment. In addition, as of December 31, 1999, we had approximately $253.8 million of indebtedness. See "Risk Factors-- Subordination."

   Our operations are conducted through our subsidiaries and, therefore, we are dependent upon cash flow from these entities to meet our obligations. Our subsidiaries will have no direct obligation to pay amounts due on the exchange notes and will not guarantee the exchange notes. As a result, the exchange notes will be effectively subordinated to all existing and future Indebtedness and other liabilities of our subsidiaries (including trade payables). See "Risk Factors--Subordination." Except to the extent that loans made by us to our subsidiaries are recognized as Indebtedness, any rights of Focal and its creditors, including the holders, to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of the subsidiary's creditors (including trade creditors).

Book-Entry System

   The outstanding notes were issued in the form of two Global Notes (as defined in the January 2000 indenture) held in book-entry form, one representing the outstanding notes issued under Rule 144A and the other representing the outstanding notes issued under Regulation S. The exchange notes will initially be issued in the form of one or more Global Notes held in book-entry form. The exchange notes will be deposited with the trustee as custodian for DTC, and DTC or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the January 2000 indenture. Except as set forth below, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC.

   The exchange notes that are issued as described below under "--Certificated Notes" will be issued in definitive form.

   Upon the transfer of an exchange note in definitive form, the exchange note will, unless the Global Note has previously been exchanged for exchanges notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of the exchange notes being transferred.

   Upon the issuance of a Global Note, DTC or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amount of exchange notes of the individual beneficial interests represented by the Global Note. Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for the Global Note. Ownership of beneficial interests in the Global Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a Global Note.

   Payment of principal of, premium, if any, on and interest on exchange notes represented by any Global Note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the exchange notes represented thereby for all purposes under the January 2000 indenture. Neither Focal, the trustee, nor any agent of Focal will have any responsibility or liability for:

  . any aspect of DTC's reports relating to or payment made on account of beneficial ownership interests in a Global Note representing any exchange notes or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests or

  . any other matter relating to the actions and practices of DTC or any of its participants.

   We have been advised by DTC that upon receipt of any payment of principal of, premium, if any, on or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of the Global Note, as shown on the records of DTC. We expect that payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

   So long as DTC or its nominee is the registered owner or holder of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such Global Note for the purposes of receiving payment on the exchange notes, receiving notices and for all other purposes under the January 2000 indenture and the exchange notes. Beneficial interests in exchange notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided above, owners of beneficial interests in a Global Note will not be entitled to and will not be considered the holders of the Global Note for any purposes under the January 2000 indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the January 2000 indenture. We understand that, under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action that a holder is entitled to give or take under the January 2000 indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

   DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction.

   DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of the information.

Certificated Notes

   The exchange notes represented by a Global Note are exchangeable for certificated exchange notes only if:

  . DTC notifies us that it is unwilling or unable to continue as a depository for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act, and a successor depository is not appointed by us within 90 days;

  . we execute and deliver to the trustee a notice that such Global Note will be so transferable, registrable and exchangeable, and such transfer is registrable; or

  . there has occurred and be continuing an Event of Default with respect to the exchange notes represented by such Global Note.

   Any Global Note that is exchangeable for certificated exchange notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated exchange notes in authorized denominations and registered in such names as DTC or its nominee holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or its nominee. In the event that a Global Note becomes exchangeable for certificated exchange notes:

  . certificated exchange notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

  . payment of principal, any repurchase price, and interest on the certificated exchange notes will be payable, and the transfer of the certificated exchange notes will be registrable, at our office or agency maintained for such purposes; and

  . no service charge will be made for any issuance of the certificated exchange notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the issuance.

Optional Redemption

   The exchange notes will be redeemable, at our option, in whole or in part, at any time or from time to time, on or after January 15, 2005 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice by first class mail to each holder's last address as it appears in the Register, at the redemption prices set forth below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing January 15 of each of the years set forth below:

                                            Redemption
             Year                             Price
             ----                           ----------
             2005..........................  105.938%
             2006..........................  103.958%
             2007..........................  101.979%
             2008 and thereafter...........  100.000%

   In addition, at any time and from time to time prior to January 15, 2003, we may redeem in the aggregate up to 35% of the initially outstanding aggregate principal amount of the 2000 senior notes with the proceeds from one or more underwritten primary public offerings of our common stock pursuant to an effective registration statement under the Securities Act following which there is a Public Market at a redemption price of 111.875% of the principal amount of the 2000 senior notes, plus Additional Interest, if any, so long as at least 65% of the original aggregate principal amount of the 2000 senior notes remains outstanding after each such redemption. Any such redemption may only be effected once and must be effected within 90 days after such public offering upon not less than 30 nor more than 60 days' notice.

   If less than all of the 2000 senior notes are to be redeemed, the trustee shall select, in such manner as it shall deem fair and appropriate, the particular 2000 senior notes to be redeemed or any portion thereof in principal amounts of $1,000 or integral multiples thereof.

Mandatory Redemption

   Except as set forth under "--Repurchase at the Option of Holders upon a Change of Control" and "--Asset Sale," we are not required to make redemption payments or sinking fund payments with respect to the 2000 senior notes.

Repurchase at the Option of Holders upon a Change of Control

   Upon the occurrence of a Change of Control, each holder will have the right to require us to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such holder's 2000 senior notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding any Change of Control Payment Date (as defined below).

   Within 30 days following any Change of Control, the Company or the trustee (at the expense of the Company) shall mail a notice to each holder stating:

     (i) that a Change of Control Offer is being made pursuant to the covenant described under "--Repurchase at the Option of Holders upon a Change of Control" and that all 2000 senior notes timely tendered will be accepted for payment,

     (ii) the Change of Control Purchase Price and the purchase date (the "Change of Control Payment Date"), which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed,

     (iii) any 2000 senior notes or portions thereof not tendered or accepted for payment will continue to accrue interest,

     (iv) that unless we default in the payment of the Change of Control Purchase Price, all 2000 senior notes or portions thereof accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest from and after the Change of Control Payment Date,

     (v) holders electing to have any 2000 senior notes or portions thereof purchased pursuant to a Change of Control Offer will be required to surrender their 2000 senior notes to the Paying Agent at the address set forth in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date,

     (vi) holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of 2000 senior notes delivered for purchase, and a statement that such holder is withdrawing such holder's election to have such 2000 senior notes or portions thereof purchased,

     (vii) holders whose 2000 senior notes are being purchased only in part will be issued new 2000 senior notes equal in principal amount to the unpurchased portion of the 2000 senior note or 2000 senior notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof, and

     (viii) if after giving effect to such Change of Control Offer, at least 95% of the original aggregate principal amount of the 2000 senior notes has been redeemed or repurchased, we shall have the right to redeem the balance of the 2000 senior notes at the Change of Control Redemption Purchase Price.

   On the Change of Control Payment Date, we will:

     (i) accept for payment 2000 senior notes or portions thereof properly tendered pursuant to the Change of Control Offer,

     (ii) irrevocably deposit with the Paying Agent in immediately available funds an amount equal to the Change of Control Purchase Price in respect of all 2000 senior notes or portions thereof so tendered and

     (iii) deliver, or cause to be delivered, to the trustee the 2000 senior notes so accepted together with an Officers' Certificate listing the 2000 senior notes or portions thereof tendered to us and accepted for payment.

The Paying Agent will promptly mail to each holder of 2000 senior notes so accepted, payment in an amount equal to the Change of Control Purchase Price for such 2000 senior notes, and we will execute and the trustee will promptly authenticate and mail to each holder a new 2000 senior note equal in principal amount to any unpurchased portion of the 2000 senior notes surrendered, if any. Each such new 2000 senior note will be in a principal amount of $1,000 or an integral multiple thereof.

   If after giving effect to a Change of Control Offer at least 95% of the original aggregate principal amount of the 2000 senior notes has been repurchased, we will have the right to redeem the balance of the 2000 senior notes at a redemption price (the "Change of Control Redemption Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the Change of Control Redemption Date (as defined below) by giving the holders notice of such redemption within 30 days following the Change of Control Payment Date with respect to such Change of Control Offer (the "Change of Control Redemption"). Such notice will state that:

     (i) a Change of Control Offer has been consummated and after giving effect thereto at least 95% of the original aggregate principal amount of the 2000 senior notes has been redeemed or repurchased,

     (ii) we are exercising our right to redeem the balance of the outstanding 2000 senior notes,

     (iii) the redemption date (the "Change of Control Redemption Date") with respect to such 2000 senior notes which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed,

     (iv) unless we default in the payment of the Change of Control Redemption Purchase Price with respect to such 2000 senior notes, all such 2000 senior notes will cease to accrue interest from and after such Change of Control Redemption Date and

     (v) holders are required to surrender their 2000 senior notes to the Paying Agent at the address set forth in the notice prior to the close of business on the third Business Day preceding such Change of Control Redemption Date.

   On the Change of Control Redemption Date, we will:

     (i) accept for payment 2000 senior notes or portions thereof properly tendered pursuant to the Change of Control Redemption,

     (ii) irrevocably deposit with the Paying Agent in immediately available funds an amount equal to the applicable Change of Control Redemption Purchase Price in respect of all 2000 senior notes so tendered, and

     (iii) deliver, or cause to be delivered, to the trustee the 2000 senior notes so accepted together with an Officers' Certificate listing the 2000 senior notes tendered to the Paying Agent and accepted for payment.

The Paying Agent will promptly mail to each holder of 2000 senior notes so accepted, payment in an amount equal to the applicable Change of Control Redemption Purchase Price for such 2000 senior notes.

   The existence of the holders' right to require, subject to certain conditions, us to repurchase 2000 senior notes upon a Change of Control may deter a third party from acquiring us in a transaction that constitutes a Change of Control. Future indebtedness of Focal may contain provisions which prohibit the purchase by Focal of any 2000 senior notes prior to the date specified in such 2000 senior notes as the fixed date on which the principal of such 2000 senior notes is due and payable, require obligations thereunder to be repurchased upon a Change of Control or limit or prohibit our ability to comply with our obligations under the January 2000 indenture in the event of a Change of Control. Further, our failure to pay the Change of Control Purchase Price would constitute an Event of Default which in turn could cause an event of default under such other indebtedness of Focal. Moreover, due to the financial effect of such repurchase on Focal, the exercise by the holders of their right to require us to repurchase the 2000 senior notes could cause a default under such other indebtedness, even if the Change of Control itself does not. If a Change of Control Offer is made, we cannot assure you that we will have sufficient funds to pay the Change of Control Purchase Price for all 2000 senior notes tendered by holders seeking to accept the Change of Control Offer. If a Change of Control Offer occurs at a time when we do not have sufficient available funds to pay the Change of Control Purchase Price for all 2000 senior notes tendered pursuant to such offer or at a time when we are prohibited from purchasing the 2000 senior notes (and we are unable either to obtain the consent of the holders of the relevant indebtedness or to repay such indebtedness), an Event of Default would occur under the January 2000 indenture.

   One of the events that constitutes a Change of Control under the January 2000 indenture is a sale, conveyance, transfer or lease of all or substantially all of the property of Focal. The January 2000 indenture is governed by New York law, and there is no established definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we were to engage in a transaction in which we disposed of less than all of our assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of our assets and whether we were required to make a Change of Control Offer.

   To the extent such laws and regulations are applicable, we will comply with the requirements of Section 14(e) under the Securities Exchange Act and any other securities laws and regulations in connection with the repurchase of 2000 senior notes pursuant to a Change of Control Offer or a Change of Control Redemption.

   Except as described in this prospectus with respect to a Change of Control, the January 2000 indenture does not contain any other provisions that permit holders to require that we repurchase or redeem 2000 senior notes in the event of a takeover, recapitalization or similar restructuring.

Asset Sale

   We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate an Asset Sale unless:

     (i) Focal or such Restricted Subsidiary, as the case may be, receives consideration for such Asset Sale at least equal to the Fair Market Value (as evidenced by a Board Resolution delivered to the trustee) of the Property or other assets sold or otherwise disposed of,

     (ii) at least 75% of the consideration received by Focal or such Restricted Subsidiary for such Property or other assets consists of (a) cash, readily-marketable cash equivalents or Telecommunications Assets, (b) the assumption of Indebtedness of Focal or such Restricted Subsidiary (other than Indebtedness that is subordinated by its terms to the 2000 senior notes) and the release of Focal or the Restricted Subsidiary, as the case may be, from all liability on the Indebtedness so assumed or (c) publicly-traded shares of Capital Stock (other than Preferred Stock and Disqualified Stock) traded in the United States of any Person engaged in a Telecommunications Business and,

     (iii) Focal or any Restricted Subsidiary, as the case may be, uses the Net Cash Proceeds from such Asset Sale in the manner set forth in the next paragraph.

   Within 360 days after any Asset Sale, Focal or any Restricted Subsidiary, as the case may be, may at its option:

     (i) reinvest an amount equal to the Net Cash Proceeds (or any portion thereof) from such Asset Sale in Telecommunications Assets or in Capital Stock of any Person engaged in the Telecommunications Business, and/or

     (ii) apply an amount equal to such Net Cash Proceeds (or remaining Net Cash Proceeds):

       (a) to the permanent reduction of senior secured Indebtedness of Focal (other than Indebtedness to a Restricted Subsidiary unless the proceeds thereof are used by such Restricted Subsidiary in a manner contemplated by clauses (i) through (iii) of this sentence) or other Indebtedness of Focal (other than Indebtedness to a Restricted Subsidiary unless the proceeds thereof are used by such Restricted Subsidiary in a manner contemplated by clauses (i) through (iii) of this sentence) that is senior to the 2000 senior notes or to the permanent reduction of Indebtedness, or to the redemption of Preferred Stock, of any Restricted Subsidiary (other than Indebtedness to, or Preferred Stock owned by, Focal or another Restricted Subsidiary unless the proceeds thereof are used by Focal or such Restricted Subsidiary in a manner contemplated by clauses (i) through (iii) of this sentence), or

       (b) to the extent none of Focal or any of its Restricted Subsidiaries has any Indebtedness outstanding of the type referred to in the immediately preceding clause (a) (other than Indebtedness under senior secured revolving credit facilities), to the repayment of outstanding Indebtedness under any such revolving credit facility; provided, however, that neither Focal nor any Restricted Subsidiary shall be required to permanently reduce the commitments under any such revolving credit facility by an amount equal to the outstanding Indebtedness thereunder so repaid or prepaid, and/or

     (iii) apply an amount equal to such Net Cash Proceeds (or remaining Net Cash Proceeds) to prepay, whether in whole or in part, Indebtedness that is pari passu with the 2000 senior notes and that matures prior to January 15, 2010.

Any Net Cash Proceeds from any Asset Sale that are not used within 360 days as described in clauses (i) through (iii) above shall constitute "Excess Proceeds."

   If at any time the aggregate amount of Excess Proceeds calculated as of any date exceeds $5 million, Focal shall, within 30 days of such date, make an offer to purchase (an "Asset Sale Offer"), on a pro rata basis from all holders:

     (i) the 2000 senior notes at a purchase price (the "Offer Purchase Price") in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but excluding the purchase date, in accordance with the procedures set forth in the January 2000 indenture and

     (ii) to the extent required by the terms thereof, any other Indebtedness of Focal that is pari passu with the 2000 senior notes.

   The pro rata amount of such Excess Proceeds to be used to purchase 2000 senior notes shall be in an amount equal to the aggregate amount of such Excess Proceeds multiplied by the quotient obtained by dividing the principal amount of the outstanding 2000 senior notes by the sum of such principal amount and the principal amount (or accreted value, as the case may be) of such other Indebtedness. To the extent that the aggregate Offer Purchase Price of all 2000 senior notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds relating thereto (such shortfall constituting a "Deficiency"), Focal may use such Deficiency for general corporate purposes and such Deficiency shall not thereafter constitute Excess Proceeds for any purpose. In the event the aggregate principal amounts of the outstanding 2000 senior notes tendered pursuant to an Asset Sale Offer is in excess of the Excess Proceeds to be used to purchase such 2000 senior notes, such Excess Proceeds shall be applied to purchase such 2000 senior notes on a pro rata basis in principal amounts of $1,000 or integral multiples thereof. Any amount remaining after giving effect to such purchase shall constitute a Deficiency and shall be applied as provided in the immediately preceding sentence. Upon the completion of the purchase of all 2000 senior notes tendered pursuant to an Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

   To the extent such laws and regulations are applicable, we will comply with the requirements of Section 14(e) under the Securities Exchange Act and any securities laws and regulations, in connection with the repurchase of 2000 senior notes pursuant to an Asset Sale Offer.

Certain Covenants

   Set forth below are certain covenants that are contained in the January 2000 indenture:

 Limitation on Consolidated Indebtedness

   We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness after the Issue Date. However, we may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the net proceeds therefrom, the ratio of (a) the aggregate consolidated principal amount of Indebtedness of Focal outstanding as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to the Incurrence of such Indebtedness and any other Indebtedness Incurred since such balance sheet date and the receipt and application of the proceeds thereof, to (b) Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters immediately preceding the Incurrence of such Indebtedness for which consolidated financial statements of Focal are available, determined on a pro forma basis as if any such Indebtedness had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters, would be less than 6.0 to 1.0 for such four-quarter periods.

   Notwithstanding the foregoing limitation, Focal and its Restricted Subsidiaries may Incur each and all of the following:

     (i) Senior Indebtedness in an aggregate principal amount outstanding at any one time not to exceed $250,000,000, and any renewal, extension, refinancing or refunding thereof in an amount which, together with any principal amount remaining outstanding or available pursuant to this clause
  (i) does not exceed the aggregate principal amount outstanding or available under all such Senior Indebtedness immediately prior to such renewal, extension, refinancing or refunding, less, in any case, any amount of such Indebtedness permanently repaid under the covenant described above under "--Asset Sale";

     (ii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of any Capital Lease Obligation and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the Fair Market Value of the equipment, inventory or network assets so acquired) by Focal or a Restricted Subsidiary after the Issue Date;

     (iii) Indebtedness owed by Focal to any Significant Restricted Subsidiary or Indebtedness owed by a Restricted Subsidiary to Focal or to a Significant Restricted Subsidiary; provided that upon either:

       (a) the transfer or other disposition by a Significant Restricted Subsidiary or Focal of any Indebtedness so permitted to a Person other than Focal or a Significant Restricted Subsidiary or

       (b) the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of Capital Stock (including by amalgamation, consolidation or merger) of a Significant Restricted Subsidiary (such that upon such sale, transfer or other disposition such Restricted Subsidiary would no longer meet the definition of a Significant Restricted Subsidiary) to a Person other than Focal or a Significant Restricted Subsidiary, the provisions of this clause (iii) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed to have been Incurred at the time of such transfer or other disposition;

     (iv) Indebtedness Incurred to renew, extend, refinance or refund (including successive extensions, renewals, refinancings and refundings), whether in whole or in part (each, a "refinancing"):

       (a) the 2000 senior notes,

       (b) Indebtedness outstanding at the date of the January 2000 indenture,

       (c) Indebtedness Incurred pursuant to clause (ii) above, or

       (d) Indebtedness Incurred pursuant to the first paragraph under the caption "--Limitation on Consolidated Indebtedness," in an aggregate principal amount not to exceed the aggregate principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by Focal as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of Focal and its Restricted Subsidiaries incurred in connection with such refinancing; provided that Indebtedness the proceeds of which are used to refinance the 2000 senior notes or Indebtedness which is pari passu with the 2000 senior notes or Indebtedness which is subordinate in right of payment to the 2000 senior notes shall only be permitted under this clause (iv) if:

         (y) in the case of any refinancing of the 2000 senior notes or Indebtedness which is pari passu with the 2000 senior notes, the refinancing Indebtedness is made pari passu to the 2000 senior notes or constitutes Subordinated Indebtedness, and, in the case of any refinancing of Subordinated Indebtedness, the refinancing Indebtedness constitutes Subordinated Indebtedness and

         (z) in any case, the refinancing Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, (1) does not provide for payments of principal of such Indebtedness at stated maturity or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by Focal (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of the acceleration of any payment with respect to such Indebtedness upon any event of default thereunder), in each case prior to the time the same are required by the terms of the Indebtedness being refinanced and (2) does not permit redemption or other retirement (including pursuant to an offer to purchase made by Focal) of such Indebtedness at the option of the holder thereof prior to the time the same are required by the terms of the Indebtedness being refinanced, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to an offer to purchase made by Focal) which is conditioned upon a change of control pursuant to provisions substantially similar to those described under "--Repurchase at the Option of Holders upon a Change of Control";

     (v) Indebtedness:

       (a) in respect of performance, surety or appeal bonds provided in the ordinary course of business,

       (b) in respect of guarantees or letters of credit Incurred in the ordinary course of business or

       (c) arising from customary agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Focal or any of its Restricted Subsidiaries pursuant to such agreements, in the case of this clause (c) Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition);

     (vi) Indebtedness outstanding under the 2000 senior notes and the January 2000 indenture;

     (vii) Subordinated Indebtedness in an aggregate principal amount outstanding at any one time not to exceed $100,000,000, less, in any case, any amount of such Indebtedness permanently repaid as provided under the covenant described above under "--Asset Sale;"

     (viii) Indebtedness of Focal such that, after giving effect to the incurrence thereof, the total aggregate principal amount of Indebtedness incurred under this clause (viii) plus any refinancings thereof otherwise incurred in compliance with the January 2000 indenture would not exceed 200% of Total Net Incremental Equity;

     (ix) Acquired Indebtedness;

     (x) Indebtedness of Focal to the extent the net proceeds thereof are promptly:

       (a) used to repurchase 2000 senior notes tendered as a result of a Change of Control Offer or

       (b) deposited to defease the 2000 senior notes as provided under the covenant described below under "--Satisfaction and Discharge of the January 2000 Indenture, Defeasance";

     (xi) Indebtedness not otherwise permitted to be Incurred pursuant to clauses (i) through (x) above, which, together with any other outstanding Indebtedness Incurred pursuant to this clause (xi), will not exceed $25,000,000 aggregate principal amount at any one time outstanding; and

     (xii) Indebtedness of Focal and any Restricted Subsidiary outstanding on the Issue Date including, without limitation, the 1998 notes.

   For purposes of determining any particular amount of Indebtedness under this "--Limitation on Consolidated Indebtedness" covenant:

     (i) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

     (ii) any Liens granted pursuant to the equal and ratable provisions referred to in the "--Limitation on Liens" covenant described below shall not be treated as Indebtedness.

   For purposes of determining compliance with this "--Limitation on Consolidated Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, Focal, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses. Focal may, however, allocate portions of such Indebtedness between or among such clauses.

 Limitation on Restricted Payments

   Focal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to such proposed Restricted Payment:

     (i) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof,

     (ii) after giving effect, on a pro forma basis, to such Restricted Payment and the Incurrence of any Indebtedness the net proceeds of which are used to finance such Restricted Payment, Focal could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of "-- Limitation on Consolidated Indebtedness," and

     (iii) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended (the amount so expended, if other than cash, to be determined in good faith by a majority of the disinterested members of the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) or declared for all Restricted Payments after the Issue Date does not exceed the sum of:

       (a) 50% of the Consolidated Net Income of Focal if Consolidated Net Income shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) beginning on the last day of the fiscal quarter immediately preceding the Issue Date and ending on the last day of the fiscal quarter for which Focal's financial statements are available immediately preceding the date of such Restricted Payment, plus

       (b) 100% of the net reduction in Investments, subsequent to the Issue Date, in any Person, resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of Property (but only to the extent such interest, dividends, repayments or other transfers of Property are not included in the calculation of Consolidated Net Income), in each case to Focal or any Restricted Subsidiary from any Person (including from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment"), not to exceed in the case of any Person the amount of Investments previously made subsequent to the Issue Date by Focal or any Restricted Subsidiary in such Person and which was treated as a Restricted Payment, plus

       (c) the aggregate Net Cash Proceeds received after the Issue Date

         (x) as capital contributions to Focal,

         (y) from the issuance (other than to a Subsidiary of Focal) of Capital Stock (other than Disqualified Stock) of Focal and warrants, rights or options on Capital Stock (other than Disqualified Stock) of Focal, or

         (z) from the conversion of Indebtedness of Focal into Capital Stock (other than Disqualified Stock and other than by a Subsidiary of Focal) of Focal after the date of the January 2000 indenture, less, in the case of this clause (c), an amount equal to the amount of such Net Cash Proceeds that are used to Incur Indebtedness pursuant to clause (viii) under the covenant described above under "--Limitation on Consolidated Indebtedness" or to make Restricted Payments pursuant to clauses (ii) or (vi) of the second paragraph of this "Limitation on Restricted Payments" covenant.

   The foregoing limitations shall not prevent Focal from:

     (i) paying a dividend on its Capital Stock at any time within 60 days after the declaration thereof if, on the declaration date, Focal could have paid such dividend in compliance with the preceding paragraph,

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     (ii) retiring (a) any Capital Stock of Focal or (b) any Indebtedness of
  Focal that is subordinate in right of payment to the 2000 senior notes, in exchange for, or out of the proceeds of the substantially concurrent sale of Qualified Stock of Focal,

     (iii) retiring any Indebtedness of Focal subordinated in right of payment to the 2000 senior notes in exchange for, or out of the proceeds of, the substantially concurrent Incurrence of Indebtedness of Focal (other than Indebtedness to a Subsidiary of Focal), if such new Indebtedness (a) is subordinated in right of payment to the 2000 senior notes at least to the same extent as the Indebtedness being refinanced, (b) has an Average Life longer than the 2000 senior notes, and (c) has no scheduled principal payments due in any amount earlier than the equivalent amount of principal under the Indebtedness so retired,

     (iv) retiring any Capital Stock or options to acquire Capital Stock of Focal held by any directors, officers or employees of Focal or any Restricted Subsidiary upon the termination of such Person's tenure as a director or employee, as the case may be, so long as the aggregate price paid for all such retired Capital Stock or options does not exceed $5,000,000 in the aggregate,

     (v) retiring any Capital Stock of Focal to the extent necessary (as determined in good faith by a majority of the disinterested members of the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) to prevent the loss, or to secure the renewal or reinstatement, of any license or franchise held by Focal or any Restricted Subsidiary from any governmental agency,

     (vi) Investments in any Person the primary business of which is related, ancillary or complimentary to the business of Focal and its Restricted Subsidiaries on the date of such Investments if the aggregate amount of Investments made pursuant to this clause (vi) does not exceed the sum of
  (a) $20,000,000 plus (b) an amount equal to (x) Total Net Incremental Equity, minus (y) any amount of Total Net Incremental Equity to the extent it has been used to Incur Indebtedness pursuant to clause (viii) under the covenant described above under "--Limitation on Consolidated Indebtedness",

     (vii) the declaration or payment of dividends on the Common Stock of Focal (so long as such dividends are paid to the holders of all classes of Common Stock) following a Public Equity Offering of such Common Stock of up to 6% per annum of the Net Cash Proceeds received by Focal in such Public Equity Offering,

     (viii) payments or distributions to dissenting stockholders pursuant to applicable law to the extent required in connection with a consolidation, merger or transfer of assets that complies with the provisions of the January 2000 indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Focal, and

     (ix) making Investments not otherwise permitted in an aggregate amount not to exceed $10,000,000 at any one time outstanding.

   In determining the amount of Restricted Payments permissible under this covenant, amounts expended pursuant to clauses (ii) and (iii) of the foregoing paragraph shall not be included as Restricted Payments.

   Not later than the date of making any Restricted Payment (including any Restricted Payment permitted to be made pursuant to the two previous paragraphs), Focal shall deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the required calculations were computed, which calculations may be based upon Focal's latest available financial statements.

 Limitation on Liens

   Focal may not, and may not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Lien on or with respect to any Property or other assets or interests therein now owned or hereafter acquired or any income or profits therefrom or any interest thereon to secure any Indebtedness without making, or causing such Restricted Subsidiary to make, effective provision for securing the 2000 senior notes equally and ratably with such Indebtedness, provided that no Indebtedness of Focal which is subordinate in right of payment to the 2000 senior notes may be so secured.

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   The foregoing restrictions shall not apply to:

     (i) Liens existing on the date of the January 2000 indenture and securing Indebtedness outstanding on the date of the January 2000 indenture,

     (ii) Liens Incurred on or after the Issue Date pursuant to clause (i) of the second paragraph under the covenant "--Limitation on Consolidated Indebtedness,"

     (iii) Liens in favor of Focal or any Significant Restricted Subsidiary,

     (iv) Liens on Property of Focal or a Restricted Subsidiary acquired, constructed or constituting improvements made after the Issue Date to secure Indebtedness Incurred pursuant to clause (ii) of the second paragraph under "--Limitation on Consolidated Indebtedness" which is otherwise permitted under the January 2000 indenture, if (a) the principal amount of any Indebtedness secured by any such Lien does not exceed 100% of such purchase price or cost of construction or improvement of the Property subject to such Lien, (b) such Lien attaches to such Property prior to, at the time of, or within 180 days after, the engineering, acquisition, installation, development, improvement, completion of construction or commencement of operation of such Property and (c) such Lien does not extend to or cover any Property other than the specific item of Property (or portion thereof) acquired, engineered, constructed, installed, developed or constituting the improvements made with the proceeds of such Indebtedness,

     (v) Liens to secure Acquired Indebtedness, if (a) such Lien attaches to the acquired asset prior to the time of the acquisition of such asset and
  (b) such Lien does not extend to or cover any other Property,

     (vi) Liens to secure Indebtedness Incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (i), (ii), (iv) and (v) so long as such Lien does not extend to any other Property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under clause (iv) of the second paragraph of "--Limitation on Consolidated Indebtedness,"

     (vii) Liens not otherwise permitted by the foregoing clauses (i) through
  (vi) in an aggregate amount not to exceed 5% of Focal's Consolidated Tangible Assets as of the date on which any such Lien arises,

     (viii) Liens granted after the Issue Date pursuant to the immediately preceding paragraph to secure the 2000 senior notes, and

     (ix) Permitted Liens.

 Limitation on Sale and Leaseback Transactions

   Focal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, assume, Guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction (other than a Sale and Leaseback Transaction between Focal or a Restricted Subsidiary on the one hand and a Restricted Subsidiary or Focal on the other hand), unless:

   (i) Focal or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale and Leaseback Transaction at least equal to the Fair Market Value (as evidenced by a Board Resolution) of the Property subject to such transaction,

   (ii) the Attributable Indebtedness of Focal or such Restricted Subsidiary with respect thereto is included as Indebtedness and would be permitted under the covenant described under "--Limitation on Consolidated Indebtedness,"

   (iii) Focal or such Restricted Subsidiary would be permitted to create a Lien on such Property without securing the 2000 senior notes by the covenant described under "--Limitation on Liens," and

   (iv) the Net Cash Proceeds from such transaction are applied in accordance with the covenant described under "--Asset Sale."

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 Limitation on Dividends and Other Payment Restrictions Affecting Restricted
 Subsidiaries

   Focal will not, and will not permit any Restricted Subsidiary to, directly or indirectly, cause or suffer to exist or become effective, or enter into, any encumbrance or restriction (other than pursuant to law or regulation) on the ability of any Restricted Subsidiary:

     (i) to pay dividends or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligation owed to Focal or any Restricted Subsidiary,

     (ii) to make loans or advances to Focal or any Restricted Subsidiary, or

     (iii) to transfer any of its Property to Focal or any other Restricted Subsidiary, except:

       (a) any encumbrance or restriction existing as of the Issue Date,

       (b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of Property, so long as the encumbrances or restrictions in any such agreement relate solely to the Property so acquired,

       (c) any encumbrance or restriction relating to any Indebtedness of any Restricted Subsidiary existing on the date on which such Restricted Subsidiary is acquired by Focal or another Restricted Subsidiary (other than any such Indebtedness Incurred by such Restricted Subsidiary in connection with or in anticipation of such acquisition),

       (d) any encumbrance or restriction pursuant to an agreement effecting a permitted refinancing of Indebtedness issued pursuant to an agreement referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are not materially more restrictive than the encumbrances and restrictions contained in such agreements,

       (e) in the case of clause (iii) above only, customary provisions (x) that restrict the subletting, assignment or transfer of any Property or other asset that is a lease, license, conveyance or contract or similar Property or other asset, (y) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any Property or other assets of Focal or any Restricted Subsidiary not otherwise prohibited by the January 2000 indenture or (z) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of Property or other assets of Focal or any Restricted Subsidiary in any manner material to Focal or any Restricted Subsidiary,

       (f) in the case of clause (iii) above only, restrictions contained in any security agreement (including a Capital Lease Obligation) securing Indebtedness of Focal or a Restricted Subsidiary otherwise permitted under the January 2000 indenture, but only to the extent such restrictions restrict the transfer of the Property subject to such security agreement,

       (g) any encumbrance or restriction pursuant to a Senior Indebtedness which is permitted to be outstanding under clause (i) of the second paragraph of "--Limitation on Consolidated Indebtedness,"

       (h) in the case of clause (iii) above only, any encumbrance or restriction pursuant to an agreement for Indebtedness that is permitted to be outstanding under clause (ii) of the second paragraph of "-- Limitation on Consolidated Indebtedness," and

       (i) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that the consummation of such transaction would not result in a Default, that such restriction terminates if such transaction is not consummated and that the consummation or abandonment of such transaction occurs within one year of the date such agreement was entered into.

   The foregoing limitations shall not prevent Focal or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the "--Limitation on Liens" covenant or (ii) restricting the sale or other disposition of Property or other assets of Focal or any of its Restricted Subsidiaries that secure Indebtedness of Focal or any of its Restricted Subsidiaries otherwise permitted under "--Limitation on Consolidated Indebtedness."

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 Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

   Focal will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

     (i) to Focal or a Wholly Owned Restricted Subsidiary,

     (ii) issuances of directors' qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law,

     (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the covenant described above under "--Limitation on Restricted Payments" if made on the date of such issuance or sale, or

     (iv) issuances or sales of Common Stock (other than Disqualified Stock) of a Restricted Subsidiary, provided that Focal or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with the covenant described above under "--Asset Sale."

 Transactions with Affiliates

   Focal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer, or otherwise dispose of, any of its Properties or assets to, or purchase any Property or other assets from, or enter into any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

     (i) such Affiliate Transaction or series of related Affiliate Transactions is on terms that are no less favorable to Focal or such Restricted Subsidiary than those that could have been obtained in a comparable arm's-length transaction by Focal or such Restricted Subsidiary with a Person that is not an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of Focal or the relevant Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, Focal has determined to be fair to Focal or the relevant Restricted Subsidiary), and

     (ii) Focal delivers to the trustee:

       (a) with respect to any Affiliate Transaction involving aggregate payments or, in the case of assets or Property, a Fair Market Value in excess of $1,000,000, a certificate of the chief executive, operating or financial officer of Focal evidencing such officer's determination that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (i) above and is in the best interests of Focal or such Restricted Subsidiary,

       (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or, in the case of assets or Property, a Fair Market Value in excess of $5,000,000, a Board Resolution certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (i) above and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors who have determined that such Affiliate Transaction or series of related Affiliate Transactions is in the best interest of Focal or such Restricted Subsidiary and

       (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or, in the case of any assets or Property, a Fair Market Value in excess of $10,000,000, a written opinion stating that the transaction complies with clause (i) above from a financial point of view from an investment banking firm of national standing in the United States which, in the good faith judgment of the board of directors, is independent with respect to Focal and its Subsidiaries and qualified to perform such task.

   Notwithstanding the foregoing, the following shall not be deemed Affiliate
Transactions:

     (1) any employment, noncompetition, confidentiality or similar agreement entered into by Focal or any of its Restricted Subsidiaries in the ordinary course of business,

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     (2) any agreement or arrangement with respect to the compensation of a director or officer of Focal or any Restricted Subsidiary approved by a majority of the disinterested members of the board of directors,

     (3) transactions permitted by the covenant described under "--Limitation on Restricted Payments,"

     (4) transactions pursuant to any agreement or arrangement existing on the Issue Date, including any renewal, replacement, extension, amendment or other modification thereof, provided such modifications are not materially more adverse to Focal or the Restricted Subsidiaries,

     (5) issuances of Capital Stock of Focal to any Affiliates, and

     (6) the sale of telecommunications services to any Affiliate on an arm's-length basis which is undertaken in the ordinary course of Focal's business.

 Restricted and Unrestricted Subsidiaries

   (i) Focal may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of Focal or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if such Subsidiary does not have any obligations which, if in default, would result in a cross default on Indebtedness of Focal or a Restricted Subsidiary (other than Indebtedness to Focal or a Significant Restricted Subsidiary), and

     (a) such Subsidiary has total assets of $1,000 or less,

     (b) such Subsidiary has assets of more than $1,000 and an Investment in such Subsidiary in an amount equal to the Fair Market Value of such Subsidiary would then be permitted under the first paragraph of "-- Limitation on Restricted Payments," or

     (c) such designation is effective immediately upon such Person becoming a Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of Focal shall be classified as a Restricted Subsidiary thereof.

   (ii) Focal may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if: (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the January 2000 indenture.

   (iii) The designation of a Subsidiary as an Unrestricted Subsidiary or the designation of an Unrestricted Subsidiary as a Restricted Subsidiary in compliance with clause (ii) must be made by the Board of Directors pursuant to a Board Resolution and will be effective as of the date specified in such Board Resolution.

 Reports

   Focal will file with the trustee within 15 days after it files them with the Securities and Exchange Commission copies of the annual reports on Form 10-K and the information, documents, and other reports that Focal is required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act as well as quarterly reports ("SEC Reports"). If Focal ceases to be required to file SEC Reports pursuant to either of these sections of the Securities Exchange Act, Focal will nevertheless continue to file such reports with the Securities and Exchange Commission (unless the Securities and Exchange Commission will not accept such a filing) and the trustee. Focal will furnish copies of the SEC Reports to the holders of 2000 senior notes at the time Focal is required to file the same with the trustee.

Amalgamation, Consolidation, Merger, Conveyance, Lease or Transfer

   Focal will not, in any transaction or series of related transactions, amalgamate or consolidate with, or merge with or into, any other Person (other than a merger of a Restricted Subsidiary into Focal in which Focal is the surviving corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of Focal and its Restricted Subsidiaries taken as a whole to any other Person, unless:

     (i) either (a) Focal is the surviving corporation or (b) the corporation (if other than Focal) formed by such amalgamation or consolidation or into which Focal is merged, or the Person which acquires, by sale,

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

  assignment, conveyance, transfer, lease or disposition, all or substantially all of the Property and assets of Focal and the Restricted Subsidiaries taken as a whole (such corporation or Person, the "Surviving Entity"), is a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof, any state thereof or the District of Columbia and expressly assumes, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the 2000 senior notes and the performance of Focal's covenants and obligations under the January 2000 indenture;

     (ii) immediately after giving effect to such transaction or series of related transactions on a pro forma basis (including, without limitation, any Indebtedness incurred in connection with or in respect of such transaction or series of related transactions), no Default has occurred and is continuing;

     (iii) immediately after giving effect to such transaction or series of related transactions on a pro forma basis (including, without limitation, any Indebtedness incurred in connection with or in respect of, and any Indebtedness to be repaid in connection with or as a result of, such transaction or series of related transactions), Focal (or the Surviving Entity, if Focal is not the surviving corporation):

       (A) has a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Focal immediately prior to such transaction and

       (B) would be permitted to Incur at least $1 of additional
    Indebtedness pursuant to the first paragraph of the covenant "-- Limitation on Consolidated Indebtedness";

  Notwithstanding the foregoing, this clause (iii)(B) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of Focal if all Liens and Indebtedness of Focal or the Surviving Entity, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of Focal and its Restricted Subsidiaries outstanding immediately prior to the transaction, will be deemed to have been Incurred for all purposes of the January 2000 indenture) or (y) a consolidation, merger or sale of all or substantially all of the assets of Focal if immediately after giving effect to such transaction or series of related transactions on a pro forma basis (including, without limitation, any Indebtedness incurred in connection with or in respect of, and any Indebtedness to be repaid in connection with or as a result of, such transaction or series of related transactions) Focal's (or the Surviving Entity's) leverage ratio computed pursuant to the first paragraph under "-- Limitation on Consolidated Indebtedness" would be equal to or less than the leverage ratio of Focal immediately prior to such transaction;

     (iv) if, as a result of any such transaction, Property of Focal would become subject to a Lien prohibited by the provisions of the January 2000 indenture described under "--Limitation on Liens" above, Focal or the Surviving Entity to Focal has secured the 2000 senior notes as required thereby; and

     (v) Focal delivers to the trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

Events of Default

   Each of the following is an "Event of Default" under the January 2000 indenture:

     (i) default in the payment of interest (including Additional Interest, if any) on any 2000 senior note when the same becomes due and payable, and the continuance of such default for a period of 30 days;

     (ii) default in the payment of the principal of (or premium, if any on) any 2000 senior note at its maturity, upon optional redemption, including a Change in Control Redemption Offer, required repurchase (including pursuant to a Change of Control Offer or an Asset Sale Offer) or otherwise or the failure to make an offer to purchase any 2000 senior note as required under the January 2000 indenture;

     (iii) default in the performance, or breach, of any covenant or warranty of Focal in the January 2000 indenture (other than a covenant or warranty addressed in clauses (i) or (ii) above) and continuance of

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  such Default or breach for a period of 60 days after written notice thereof has been given to Focal by the trustee or to Focal and the trustee by holders of at least 25% of the aggregate principal amount of the outstanding 2000 senior notes;

     (iv) (a) any principal payment in excess of $10,000,000 with respect to Indebtedness of Focal or any Restricted Subsidiary is not paid when due within the applicable grace period, if any, or (b) Indebtedness of Focal or any Restricted Subsidiary is accelerated by the holders thereof and the principal amount of such accelerated Indebtedness exceeds $10,000,000;

     (v) the entry by a court of competent jurisdiction of one or more final judgments against Focal or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount in excess of $10,000,000 which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days; or

     (vi) certain events of bankruptcy, insolvency or reorganization affecting Focal or any Restricted Subsidiary shall occur.

   If any Event of Default (other than an Event of Default specified in clause
(vi) above) occurs and is continuing, then and in every such case either the trustee or the holders of not less than 25% of the aggregate principal amount of the outstanding 2000 senior notes may declare the principal amount of, and any accrued and unpaid interest on, all 2000 senior notes then outstanding to be immediately due and payable by a notice in writing to Focal (and to the trustee if given by holders), and upon any such declaration, such principal amount and any accrued and unpaid interest thereon will become and be immediately due and payable. If any Event of Default specified in clause (vi) above occurs, the principal amount of, and any accrued and unpaid interest on, the 2000 senior notes then outstanding shall become immediately due and payable without any declaration or other act on the part of either the trustee or any holder. In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (iv) shall be remedied, or cured or waived by the holders of the relevant Indebtedness, within 60 days after such Event of Default.

   Focal will be required to deliver to the trustee on or before a date not more than 90 days after the end of each fiscal year a statement regarding compliance with the January 2000 indenture. In addition, Focal is required within 30 days after becoming aware of any Default or Event of Default, to deliver to the trustee a statement describing such Default or Event of Default, its status and what action Focal is taking or proposes to take with respect thereto. The trustee may withhold from holders notice of any continuing Default or Event of Default (other than relating to the payment of principal or interest) if the trustee determines that withholding such notice is in the holders' interest.

Amendment, Supplement and Waiver

   Focal and the trustee may, at any time and from time to time, without notice to or consent of any holder of 2000 senior notes, enter into one or more indentures supplemental to the January 2000 indenture

     (i) to evidence the succession of another Person to Focal in accordance with the terms of the January 2000 indenture and the assumption by such successor of the covenants of Focal in the January 2000 indenture and the 2000 senior notes,

     (ii) to add to the covenants of Focal, for the benefit of the holders, or to surrender any right or power conferred upon Focal by the January 2000 indenture,

     (iii) to add any additional Events of Default,

     (iv) to evidence and provide for the acceptance of appointment under the January 2000 indenture of a successor trustee,

     (v) to secure the 2000 senior notes,

     (vi) to cure any ambiguity in the January 2000 indenture, to correct or supplement any provision in the January 2000 indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the January 2000 indenture if such actions do not adversely affect the interests of the holders in any material respect, or

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

     (vii) to comply with the requirements of the Securities and Exchange Commission or any other regulatory authority in order to effect or maintain the qualification of the January 2000 indenture under the Trust Indenture Act.

   With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding 2000 senior notes, Focal and the trustee may enter into one or more indentures supplemental to the January 2000 indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the January 2000 indenture or modifying in any manner the rights of the holders. However, no such supplemental indenture may, without the consent of the holder of each outstanding 2000 senior note:

     (i) change the date specified in any 2000 senior note as the fixed date on which the principal of such 2000 senior note is due and payable, or change the due date of any installment of interest on any 2000 senior note, or alter the redemption provisions thereof, or reduce the principal amount thereof (or premium, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any 2000 senior note or any premium or interest thereon is payable,

     (ii) subordinate in right of payment, or otherwise subordinate, the 2000 senior notes to any other Indebtedness,

     (iii) impair the right to institute suit for the enforcement of any payment with respect to the 2000 senior notes,

     (iv) make any change that would result in Focal being required to make any deduction or withholding from any payment made under or with respect to the 2000 senior notes, or

     (v) modify any provision of this paragraph (except to increase any percentage set forth herein).

   The holders of not less than a majority in aggregate principal amount of the outstanding 2000 senior notes may, on behalf of the holders of all the 2000 senior notes, waive any past Default under the January 2000 indenture and its consequences, except a Default (i) in the payment of any amount on any 2000 senior note, or (ii) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding 2000 senior note affected.

Satisfaction and Discharge of the January 2000 Indenture; Defeasance

   Focal may terminate its obligations under the January 2000 indenture when:

     (i) either (a) all outstanding 2000 senior notes have been delivered to the trustee for cancellation or (b) all such 2000 senior notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name and at the expense of Focal, and Focal has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the 2000 senior notes not theretofore delivered to the trustee for cancellation, for principal of (or premium, if any, on) and interest to the date of deposit or maturity or date of redemption,

     (ii) Focal has paid or caused to be paid all sums payable by Focal under the January 2000 indenture, and

     (iii) Focal has delivered an Officers' Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the January 2000 indenture.

   Focal, at its election, shall:

     (i) be deemed to have paid and discharged its debt on the 2000 senior notes and the January 2000 indenture shall cease to be of further effect as to all outstanding 2000 senior notes (except as to (a) rights of registration of transfer, substitution and exchange of 2000 senior notes and Focal's right of optional

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

  redemption, (b) rights of holders to receive payments of principal of, premium, if any, and interest on the 2000 senior notes (but not the Change of Control Purchase Price or the Offer Purchase Price), (c) the rights, obligations and immunities of the trustee under the January 2000 indenture and (d) certain other specified provisions in the January 2000 indenture) and

     (ii) cease to be under any obligation to comply with certain restrictive covenants including those described under "--Certain Covenants," after the irrevocable deposit by Focal with the trustee, in trust for the benefit of the holders, at any time prior to the Maturity of the 2000 senior notes, of
  (a) United States dollars in an amount, (b) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of the 2000 senior notes, money in an amount, or (c) a combination thereof, sufficient to pay and discharge the principal of, and interest on, the 2000 senior notes then outstanding on the dates on which any such payments are due in accordance with the terms of the January 2000 indenture and of the 2000 senior notes.

Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including, among other things, delivery by Focal to the trustee of an opinion of independent counsel, reasonably acceptable to the trustee to the effect that:

     (i) such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for U.S. federal income tax purposes with respect to the holders (and, in the case of defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law), and

     (ii) Focal's deposit will not result in the trust created thereby or the trustee being subject to regulation under the Investment Company Act.

The Trustee

   The Bank of New York has succeeded Harris Trust and Savings Bank as the trustee under the January 2000 indenture and its current address is 101 Barclay Street, New York, New York 10286.

   The holders of not less than a majority in aggregate principal amount of the outstanding 2000 senior notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the January 2000 indenture. The January 2000 indenture provides that in case an Event of Default shall occur (which shall not be cured or waived), the trustee will be required, in the exercise of its rights and powers under the January 2000 indenture, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the January 2000 indenture at the request of any of the holders, unless such holders shall have offered to the trustee indemnity satisfactory to it against any loss, liability or expense.

No Personal Liability of Controlling Persons, Directors, Officers, Employees and Stockholders

   No controlling Person, director, officer, employee, incorporator or stockholder of Focal, as such, shall have any liability for any covenant, agreement or other obligations of Focal under the 2000 senior notes or the January 2000 indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation, solely by reason of its past, present or future status as a controlling Person, director, officer, employee, incorporator or stockholder of Focal. By accepting a 2000 senior note each holder waives and releases all such liability (but only such liability). The waiver and release are part of the consideration for issuance of the 2000 senior notes. Nonetheless, such waiver may not be effective to waive liabilities under the federal securities laws and it has been the view of the Securities and Exchange Commission that such a waiver is against public policy.

Governing Law

   The January 2000 indenture and the 2000 senior notes are and will be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflicts of laws provisions.

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

Transfer and Exchange

   The outstanding notes are subject to certain restrictions on transfer. A holder may transfer or exchange 2000 senior notes in accordance with the January 2000 indenture. Focal, the Registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Focal may require a holder to pay any taxes and fees required by law or permitted by the January 2000 indenture.

Exchange Offer; Registration Rights

   We entered into an exchange and registration agreement with the initial purchasers pursuant to which we agreed, for the benefit of the holders of the outstanding notes, to file the registration statement (of which this prospectus constitutes a part) with the Securities and Exchange Commission registering the exchange of the outstanding notes for exchange notes having terms substantially identical in all material respects to the outstanding notes (except that the exchange notes will not contain terms with respect to transfer restrictions and will not be entitled to certain benefits under the exchange and registration agreement). Upon the effectiveness of the registration statement, we will offer the exchange notes in exchange for surrender of the outstanding notes. We will keep the registered exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders of the outstanding notes.

   For each outstanding note surrendered to Focal pursuant to the registered exchange offer, the holder of such outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note. Under existing interpretations of the Securities and Exchange Commission, the exchange notes will be freely transferable by holders other than our affiliates after the registered exchange offer without further registration under the Securities Act if the holder of the exchange notes represents that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of Focal, as those terms are interpreted by the Securities and Exchange Commission. However, broker-dealers ("Participating Broker-Dealers") receiving exchange notes in the registered exchange offer will have a prospectus delivery requirement with respect to resales of the exchange notes. The Securities and Exchange Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with this prospectus. Under the exchange and registration agreement, we are required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the exchange notes.

   A holder of outstanding notes (other than certain specified holders) who wishes to exchange outstanding notes for exchange notes in the exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the registered exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an "affiliate" of Focal, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

   We have filed the registration statement and will commence the exchange offer pursuant to the exchange and registration agreement. In the event that

  . applicable interpretations of the Staff of the Securities and Exchange Commission do not permit us to effect such a registered exchange offer,

  . for any other reason the registration statement is not declared effective within 210 days after the date of original issuance of the outstanding notes,

  . the registered exchange offer is not consummated (the term "consummated" as used in this context shall mean that Focal has offered the exchange notes in exchange for surrender of the outstanding notes, kept such offer open for the period of time required above and fulfilled all of its other obligations under such offer) within 240 days after the date of original issuance of the outstanding notes,

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

  . the initial purchasers so request with respect to outstanding notes held by such initial purchasers and thus not eligible to be exchanged for exchange notes in the registered exchange offer, or

  . any holder of outstanding notes (other than an initial purchaser or any affiliate of Focal) does not receive freely tradeable exchange notes in the registered exchange offer (it being understood that, for purposes of this clause, (a) the requirement that a holder deliver a prospectus containing the information required by Items 507 and/or 508 of Regulation S-K under the Securities Act in connection with sales of exchange notes acquired in exchange for outstanding notes shall result in such exchange notes being not "freely tradeable" but (b) the requirement that a Participating Broker-Dealer deliver a prospectus in connection with sales of exchange notes acquired in the exchange offer in exchange for outstanding notes acquired as a result of market making activities or other trading activities shall not result in the exchange notes being not "freely tradeable"), we will, at our cost,

  . as promptly as practicable, file a shelf registration statement covering resales of the outstanding notes or the exchange notes, as the case may be,

  . use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act and

  . keep the shelf registration statement effective until two years (or any shorter period under Rule 144(k) under the Securities Act) after its effective date (or until one year after such effective date if such shelf registration statement is filed at the request of an initial purchaser) or such shorter period that will terminate when all the outstanding notes or exchange notes, as applicable, covered by the shelf registration statement have been sold.

   We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be. A holder selling such outstanding notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration agreement which are applicable to such holder (including certain indemnification obligations).


   If:

  . the exchange offer registration statement has not been declared effective prior to the 210th day following the date of original issuance of the outstanding notes;

  . either the exchange offer has not been consummated or the shelf registration statement has not been declared effective on or prior to the 240th day following the date of original issuance of the outstanding notes; or

  . after the shelf registration statement has been declared effective, the shelf registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of outstanding notes or exchange notes in accordance with and during the periods specified in the exchange and registration agreement without being succeeded promptly by an additional registration statement filed and declared effective (each such event referred to above a "Registration Default"), interest ("Additional Interest") will accrue on the outstanding notes and the exchange notes (in addition to the stated interest on the outstanding notes and the exchange notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Additional Interest will be payable in cash semiannually in arrears on January 15 and July 15 of each year, beginning on the January 15 or July 15 immediately following a Registration Default, at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of a Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period. In no event shall such rate exceed 1.50% per annum in the aggregate regardless of the number of Registration Defaults.

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

   The summary in this prospectus of certain provisions of the exchange and registration agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the exchange and registration agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Definitions

   Set forth below is a summary of certain of the defined terms used in the January 2000 indenture. Reference is made to the January 2000 indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

   "Acquired Indebtedness" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person; provided that such Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such other Person merging with or into or becoming a Subsidiary of such specified Person.

   "Affiliate" means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person; provided that each Unrestricted Subsidiary shall be deemed to be an Affiliate of Focal and of each other Subsidiary of Focal; provided further that neither Focal nor any of its Restricted Subsidiaries shall be deemed to be Affiliates of each other. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "under common control with" and "controlled by"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise.

   "Asset Sale" means any transfer, conveyance, sale, lease or other disposition by Focal or any of its Restricted Subsidiaries (including an amalgamation, consolidation or merger or other sale of any such Restricted Subsidiary with, into or to any Person (other than Focal or any other Restricted Subsidiary) in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary of Focal, but excluding a disposition by a Restricted Subsidiary to Focal or a Significant Restricted Subsidiary or by Focal to a Significant Restricted Subsidiary) of (i) shares of Capital Stock or other ownership interests of a Subsidiary of Focal (other than pursuant to an amalgamation, merger or consolidation of a Restricted Subsidiary into Focal or any Restricted Subsidiary), (ii) substantially all of the assets of Focal or any Restricted Subsidiary representing a division or line of business (other than as part of a Permitted Investment) or (iii) other assets or rights of Focal or any of its Restricted Subsidiaries outside of the ordinary course of business and, in each case, that is not governed by the provisions of the January 2000 indenture applicable to amalgamations, consolidations, mergers, and transfers of all or substantially all of the assets of Focal; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets in the ordinary course of business or sales or other dispositions of equipment that has become worn-out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Focal or a Restricted Subsidiary, (b) contemporaneous exchanges by Focal or any Restricted Subsidiary of Telecommunications Assets for other Telecommunications Assets in the ordinary course of business; provided that the applicable Telecommunications Assets received by Focal or such Restricted Subsidiary have at least substantially equal Fair Market Value to Focal or such Restricted Subsidiary (as evidenced by a Board Resolution), or (c) the sale or other disposition of any assets (x) with a Fair Market Value (as certified in an Officers' Certificate) not in excess of $1,000,000 or (y) that constitute Restricted Payments which are permitted under the covenant "--Limitation on Restricted Payments" above.

   "Attributable Indebtedness" means, with respect to any Sale and Leaseback Transaction of any Person, as at the time of determination, the greater of (i) the capitalized amount in respect of such transaction that would appear on the balance sheet of such Person in accordance with GAAP and (ii) the present value (discounted at

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a rate consistent with accounting guidelines, as determined in good faith by the responsible accounting officer of such Person) of the payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of a penalty (in which case the payments during the remaining term shall include such penalty).

   "Average Life" means, as of any date, with respect to any debt security or Disqualified Stock, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date to the dates of each scheduled principal payment or redemption payment (including any sinking fund or mandatory redemption payment requirements) of such debt security or Disqualified Stock multiplied in each case by (b) the amount of such principal or redemption payment, by (ii) the sum of all such principal or redemption payments.

   "Board of Directors" means the board of directors of Focal or any committee thereof duly authorized to act on behalf of the board of directors.

   "Board Resolution" means a copy of a resolution, certified by the Secretary of Focal to have been a duly adopted resolution of the board of directors and to be in full force and effect on the date of such certification, and delivered to the trustee within 60 days of adoption thereof.

   "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangement conveying the right to use) real or personal Property which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person prepared in accordance with GAAP, and the maturity thereof shall be the date of the last payment of rent or any amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount that would appear on the face of a balance sheet of such Person in accordance with GAAP.

   "Capital Stock" in any Person means any and all shares, interests, participation or other equivalents of an equity interest (however designated) in such Person and any rights (other than Indebtedness convertible into an equity interest), warrants or options to subscribe for or acquire an equity interest in such Person.

   "Change of Control" shall be deemed to occur if:

     (i) the sale, conveyance, transfer or lease of all or substantially all of the assets of Focal to any "Person" or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act), other than any Permitted Holder (as defined below) or any Restricted Subsidiary, shall have occurred,

     (ii) any "Person" or "group" (as the term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act), other than any Permitted Holder, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act) of more than 50% of the total voting power of all classes of the Voting Stock of Focal (including any warrants, options or rights to acquire such Voting Stock), calculated on a fully diluted basis,

     (iii) at any time after a Public Market shall exist, during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors (together with (a) any directors whose election or appointment by the board of directors or whose nomination for election by the stockholders of Focal was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved and (b) any directors elected pursuant to the terms of any shareholders' agreement among Focal's shareholders) cease for any reason to constitute a majority of the board of directors then in office, or

     (iv) the merger, amalgamation or consolidation of Focal with or into another Person or the merger of another Person with or into Focal shall have occurred, and the securities of Focal that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of Focal are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

   "Common Stock" means, with respect to Focal, its Common Stock, $.01 par value.

   "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income of Focal and its Restricted Subsidiaries for such period increased, to the extent deducted in arriving at Consolidated Net Income, by the sum of (i) Consolidated Interest Expense of Focal and its Restricted Subsidiaries for such period, (ii) Consolidated Income Tax Expense of Focal and its Restricted Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense of Focal and its Restricted Subsidiaries for such period, (iv) any non-cash expense related to the issuance to employees of Focal or any Restricted Subsidiary of options to purchase Capital Stock of Focal or such Restricted Subsidiary, (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity and (vi) any non-cash expense related to a purchase accounting adjustment not requiring an accrual or reserve and separately disclosed in Focal's consolidated statement of operations and deficit, and decreased by the amount of any non-cash item that increases such Consolidated Net Income, all as determined on a consolidated basis in accordance with GAAP; provided that (a) there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary (calculated separately for such Restricted Subsidiary in the same manner as provided above for Focal) that is subject to a restriction which prevents the payment of dividends or the making of distributions to Focal or another Restricted Subsidiary to the extent of such restriction and (b) (1) if, during or after such period, Focal or any of its Restricted Subsidiaries shall have made any disposition of any Person or business, then Consolidated Cash Flow Available for Fixed Charges of Focal and its Restricted Subsidiaries shall be computed so as to give pro forma effect to such disposition and (2) if, during or after such period, Focal or any of its Restricted Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by Focal or a Restricted Subsidiary, then Consolidated Cash Flow Available for Fixed Charges shall be computed so as to give pro forma effect to the acquisition of such Person or business.

   "Consolidated Income Tax Expense" for any period means the aggregate amount of the provisions for income taxes of Focal and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Expense" means for any period the interest expense included in a consolidated income statement (excluding interest income) of Focal and its Restricted Subsidiaries for such period in accordance with GAAP, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Indebtedness discount (including original issue discount), (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities, (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements, (iv) Preferred Stock dividends of Focal's Restricted Subsidiaries (other than dividends paid in shares of Preferred Stock that is not Disqualified Stock) declared and paid or payable, (v) accrued Disqualified Stock dividends of Focal and its Restricted Subsidiaries, whether or not declared or paid, (vi) interest on Indebtedness guaranteed by Focal and its Restricted Subsidiaries, (vii) the portion of any Capital Lease Obligation accruing during such period that is allocable to interest expense in accordance with GAAP, (viii) capitalized interest and (ix) commitment and other fees with respect to senior credit facilities.

   "Consolidated Net Income" of Focal means, for any period, the aggregate net income (or net loss) of Focal and its Restricted Subsidiaries for such period on a consolidated basis determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication (i) all items classified as

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extraordinary or non-recurring, (ii) any net income (or net loss) of any Person other than Focal and its Restricted Subsidiaries, except to the extent of the amount of dividends or other distributions actually paid to Focal or its Restricted Subsidiaries by such other Person during such period, (iii) the net income (or net loss) of any Person acquired by Focal or any of its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of the related acquisition, (iv) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan, (v) net gains (or net losses) in respect of Asset Sales by Focal or its Restricted Subsidiaries, (vi) the net income (or net loss) of any Restricted Subsidiary to the extent that the payment of dividends or other distributions to Focal is restricted by the terms of its constituting documents or any agreement, instrument, contract, judgment, order, decree, statute, rule, governmental regulation or otherwise, except for any dividends or distributions actually paid by such Restricted Subsidiary to Focal, (vii) with regard to a non-wholly owned Restricted Subsidiary, any aggregate net income (or net loss) in excess of Focal's or such Restricted Subsidiary's pro rata share of such non-wholly owned Restricted Subsidiary's net income (or net loss), and (viii) the cumulative effect of changes in accounting principles.

   "Consolidated Tangible Assets" of any Person means the total amount of assets (less applicable reserves and other properly deductible items) which under GAAP would be included on a consolidated balance sheet of such Person and its Restricted Subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under GAAP would be included on such consolidated balance sheet.

   "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of Focal and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take account of Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Focal or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP.

   "Default" means any event, act or condition, the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

   "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, or otherwise, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, or is exchangeable for Indebtedness by the holder thereof at any time, in whole or in part, on or prior to the date specified in the 2000 senior notes as the fixed date on which the principal of such 2000 senior notes are due and payable.

   "Eligible Cash Equivalents" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof in each case with a term of not more than one year, (ii) investments in time deposit accounts, term deposit accounts, certificates of deposit, money-market deposits, bankers acceptances and obligations maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof and which bank or trust company has, or the obligation of which bank or trust company is guaranteed by a bank or trust company which has, capital, surplus and undivided profits aggregating in excess of $150,000,000 and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of Focal) organized and in existence under the laws of the United States of America with a rating at the time as of which

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any investment therein is made of "P-1" (or higher) according to Moody's
Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Corporation, (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth, territory or province of the United States of America or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Corporation or "A-2" by Moody's Investors Service, Inc., (vi) other debt obligations maturing in 365 days or less issued by a corporation (other than an Affiliate of Focal) organized under the laws of the United States or any state thereof and rated at least "A-" by S&P or "A3" by Moody's, and (vii) with respect to any Foreign Subsidiary, investments by such Foreign Subsidiary that are comparable to those described in clauses (iv) and (v) above but with respect to such Foreign Subsidiary's country of organization or country in which it conducts its business operations.

   "Fair Market Value" means, with respect to any asset or Property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the board of directors.

   "Foreign Subsidiary" means any Restricted Subsidiary of Focal which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia, and (ii) conducts substantially all of its business operations outside the United States of America.

   "GAAP" means generally accepted accounting principles in the United States, consistently applied, which were in effect on the date of the January 2000 indenture.

   "Guarantee" means any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person in any manner (and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided that the term "Guaranteed" and any meaning correlative thereto shall not include endorsements for collection or deposit.

   "Holder" means (i) in the case of any Certificated Note, the Person in whose name such Certificated Note is registered in the Note Register and (ii) in the case of any Global Note, the Depositary.

   "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation including by acquisition of Subsidiaries or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness and that the accrual of interest shall not be deemed an Incurrence of Indebtedness. Indebtedness otherwise Incurred by a Person before it becomes a Subsidiary of Focal (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to have been Incurred by Focal at the time at which such Person becomes a Subsidiary of Focal.

   "Indebtedness" means, at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for money borrowed, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of Property, assets or businesses, excluding trade accounts payable made in the ordinary course of business, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business, which in either case are being contested in good faith), (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person and, to the extent held by Persons other than such Person or its Restricted

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Subsidiaries, the maximum fixed redemption or repurchase price of Preferred
Stock of such Person's Restricted Subsidiaries, at the time of determination,
(vii) any Attributable Indebtedness with respect to any Sale and Leaseback Transaction to which such Person is a party, (viii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property and assets or the amount of the Indebtedness so secured) and (ix) any obligation of the type referred to in clauses (i) through (viii) of this definition of another Person and all dividends and distributions of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligor, Guarantor or otherwise. For purposes of the preceding sentence, the maximum fixed repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such stock as if such stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the January 2000 indenture; provided that, if such stock is not then permitted to be repurchased, the repurchase price shall be the book value of such stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

   "Investment" in any Person means any direct, indirect or contingent (i) advance or loan to, Guarantee of any Indebtedness of, extension of credit or capital contribution to such Person, (ii) the acquisition of any shares of Capital Stock, bonds, notes, debentures or other securities of such Person, or
(iii) the acquisition, by purchase or otherwise, of all or substantially all of the business, assets or stock or other evidence of beneficial ownership of such Person; provided that Investments shall exclude extensions of trade credit in the ordinary course of business. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such transfer.

   "Issue Date" means the date on which the outstanding notes were first authenticated and delivered under the January 2000 indenture.

   "Lien" means, with respect to any Property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, setoff right, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property or other asset (including, without limitation, any conditional sale or title retention agreement having substantially the same economic effect as any of the foregoing).

   "Maturity" means, when used with respect to a 2000 senior note, the date on which the principal of such 2000 senior note becomes due and payable as provided therein or in the January 2000 indenture, whether on the date specified in such 2000 senior note as the fixed date on which the principal of such 2000 senior note is due and payable, on the Change of Control Payment Date or purchase date established pursuant to the terms of the January 2000 indenture with regard to an Asset Sale Offer, as applicable, or by declaration of acceleration, call for redemption or otherwise.

   "Net Cash Proceeds" means (i) with respect to the sale of any Property or other assets by Focal or any of the Restricted Subsidiaries, cash or readily marketable cash equivalents received net of (a) all reasonable out-of-pocket expenses of Focal or such Restricted Subsidiary incurred in connection with such sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred

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(but excluding any finder's fee or broker's fee payable to any Affiliate of
Focal) and all U.S. federal, state, provincial, foreign and local taxes arising in connection with such sale that are paid or required to be accrued as a liability under GAAP by Focal or its Restricted Subsidiaries, (b) all payments made or required to be made by Focal or its Restricted Subsidiaries on any Indebtedness which is secured by such Properties or other assets in accordance with the terms of any Lien upon or with respect to such Properties or other assets or which must, by the terms of such Lien, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid in connection with such sale, (c) all contractually required distributions and other payments made to minority interest holders (but excluding distributions and payments to Affiliates of Focal) in Restricted Subsidiaries as a result of such transaction and (d) appropriate amounts to be provided by Focal or any Restricted Subsidiary, as the case may be, as a reasonable reserve against any liabilities associated with such assets and retained by Focal or any Restricted Subsidiary thereof, as the case may be, after such transaction, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such transaction, in each case as determined by the board of directors, in its reasonable good faith judgment evidenced by a Board Resolution; provided that, in the event that any consideration for a transaction (which would otherwise constitute Net Cash Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment or indemnification or other payment or similar adjustment will be made, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to Focal or the Restricted Subsidiaries from escrow; and provided, further, that any noncash consideration received in connection with any transaction, which is subsequently converted to cash, shall be deemed to be Net Cash Proceeds at such time, and shall thereafter be applied in accordance with the January 2000 indenture and (ii) with respect to any sale, issuance, transfer or other disposition of Capital Stock, the proceeds of such sale, issuance, transfer or other disposition in the form of cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and reasonable out-of-pocket expenses of Focal or any Subsidiary of Focal incurred in connection with such sale, issuance, transfer or other disposition and net of taxes paid or payable as a result thereof.

   "Officers' Certificate" means a certificate signed by (i) the President or the Chief Executive Officer and (ii) the Chief Financial Officer, the Chief Accounting Officer or the Treasurer, of Focal and delivered to the trustee, which shall comply with the January 2000 indenture.

   "Permitted Holders" means Madison Dearborn Capital Partnership, L.P., Frontenac VI L.P., and Battery Ventures III, L.P., and Affiliates (other than Focal and the Restricted Subsidiaries) of each of the foregoing.

   "Permitted Investments" means (i) Eligible Cash Equivalents, (ii) Investments in any Person engaged in a Telecommunications Business as a result of which such Person becomes a Restricted Subsidiary in compliance with the January 2000 indenture, (iii) Investments pursuant to agreements or obligations of Focal or a Restricted Subsidiary, in effect on the Issue Date, to make Investments described in clause (ii) above, (iv) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits, (v) Investments, Capital Stock, bonds, notes, debentures or other debt or equity securities received as a result of Asset Sales permitted under the covenant described under "--Asset Sale," (vi) Investments in existence at the Issue Date, (vii) commission, payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP, (viii) loans or advances to employees and directors made in the ordinary course of business at any time outstanding not to exceed in the aggregate $5,000,000 and (ix) stock, obligations or securities received in satisfaction of judgments.

   "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (ii) other Liens incidental to the conduct of Focal's or a Restricted Subsidiary's business or the ownership of its Property and assets, and which do not in the aggregate materially detract from the value of Focal's and its Restricted Subsidiaries' Property or other assets when taken as a whole, or materially impair the use thereof in

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the operation of its business, (iii) Liens with respect to assets of a
Restricted Subsidiary granted by such Restricted Subsidiary to secure Indebtedness owing to Focal, (iv) Liens incurred or pledges and deposits made in the ordinary course of business in connection with workers' compensation and unemployment insurance and other types of social security, (v) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen and other types of statutory obligations, (vi) deposits made to secure the performance of tenders, bids, leases, surety and appeal bonds, government contracts, performance and return-of money bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money), (vii) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of Focal or its Restricted Subsidiaries, (viii) Liens arising out of judgments or awards against Focal or any Restricted Subsidiary with respect to which Focal or such Restricted Subsidiary is prosecuting an appeal or proceeding for review and Focal or such Restricted Subsidiary is maintaining adequate reserves in accordance with GAAP, (ix) any interest or title of a lessor in the Property subject to any lease other than a Capital Lease, (x) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Focal and its Restricted Subsidiaries, (xi) Liens encumbering Property or other assets under construction arising from progress or partial payments by a customer of Focal or its Restricted Subsidiaries relating to such Property or other assets, (xii) Liens on Property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary, provided that such Liens do not extend to or cover any Property or other assets of Focal or any Restricted Subsidiary other than the Property or other assets acquired, (xiii) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other Property relating to such letters of credit and the products and proceeds thereof, (xiv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, (xv) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Focal or any of its Restricted Subsidiaries in the ordinary course of business, (xvi) Liens on or sales of receivables; and (xvii) Liens in favor of the trustee pursuant to the January 2000 indenture.

   "Person" means any individual, corporation, limited liability company, partnership, limited liability partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

   "Property" means, with respect to any Person, any interest of such Person in any kind of property or other asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock of any other Person.

   A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of Focal immediately prior to the consummation of such Public Equity Offering has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

   "Qualified Stock" of any Person means a class of Capital Stock other than Disqualified Stock.

   "Restricted Payment" means (i) a dividend or other distribution declared or paid on the Capital Stock of Focal or to Focal's stockholders (in their capacity as such), or declared or paid to any Person other than Focal or a Restricted Subsidiary on the Capital Stock of any Restricted Subsidiary, in each case, other than dividends, distributions or payments made solely in Qualified Stock of Focal or such Restricted Subsidiary and other than pro rata dividends or other distributions made by a Restricted Subsidiary that is not a Significant Restricted

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Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Restricted Subsidiary that is an entity other than a corporation),
(ii) a payment made by Focal or any of its Restricted Subsidiaries (other than to Focal or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock of Focal or (iii) a payment made by Focal or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Stock of Focal) to redeem, repurchase, defease (including an in-substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Indebtedness of Focal which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the 2000 senior notes and which was scheduled to mature on or after the maturity of the 2000 senior notes (other than permitted refinancings thereof) or (iv) an Investment in any Person, including an Unrestricted Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, other than (a) a Permitted Investment, (b) an Investment by Focal in a Restricted Subsidiary engaged in a Telecommunications Business or (c) an Investment by a Restricted Subsidiary in Focal or in a Restricted Subsidiary engaged in a Telecommunications Business.

   "Restricted Subsidiary" means any Subsidiary of Focal that has not been designated as an "Unrestricted Subsidiary."

   "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

   "Senior Indebtedness" means all Indebtedness of Focal which is not, expressly by its terms, subordinate or junior in right of payment to the 2000 senior notes.

   "Significant Restricted Subsidiary" means any Restricted Subsidiary of which Focal owns, directly or indirectly, 80% or more of all of the outstanding Capital Stock or other ownership interests (other than any director's qualifying shares).

   "Subordinated Indebtedness" means Indebtedness of Focal as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Indebtedness shall be subordinate to the prior payment in full of the 2000 senior notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Indebtedness may be permitted for so long as any Default in the payment of principal (or premium, if any) or interest on the 2000 senior notes exists, (ii) in the event that any other Default exists, upon notice by holders of 25% or more of the aggregate principal amount of the outstanding 2000 senior notes to the trustee, the trustee shall have the right to give notice to Focal and the holders of such Indebtedness (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Indebtedness may be made for a period of 179 days from the date of such notice, and (iii) such Indebtedness may not (x) provide for payments of principal of such Indebtedness at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by Focal (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder), in each case prior to the final date specified in the 2000 senior notes as the fixed date on which the principal of such 2000 senior notes is due and payable or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by Focal) of such other Indebtedness at the option of the holder thereof prior to the final date specified in the 2000 senior notes as the fixed date on which the principal of such 2000 senior notes is due and payable, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to an offer to purchase made by Focal) which is conditioned upon a change of control of Focal pursuant to provisions substantially similar to those described under "--Repurchase at the Option of Holders upon a Change of Control" (and which shall provide that such Indebtedness will not be repurchased pursuant to such provisions prior to Focal's repurchase of the 2000 senior notes required to be repurchased by Focal pursuant to the provisions described under "--Repurchase at the Option of Holders upon a Change of Control").

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   "Subsidiary" means, with respect to any Person, (i) any corporation more than 50% of the outstanding shares of Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person,
(ii) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interests of which are owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries of such Person and
(iii) any limited partnership of which such Person or any Subsidiary of such Person is a general partner.

   "Telecommunications Assets" means all assets, rights (contractual or otherwise) and properties, real or personal, whether tangible or intangible, used or intended for use in connection with a Telecommunications Business.

   "Telecommunications Business" means the business of (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased wireline or wireless transmission facilities, (ii) creating, developing, constructing, installing, repairing, maintaining or marketing communications-related systems, network equipment and facilities, software and other products, or (iii) evaluating, owning, operating, participating in or pursuing any other business that is primarily related to those identified in the foregoing clauses (i) or (ii) above (in the case of this clause (iii), however, in a manner consistent with Focal's manner of business on the Issue Date), and shall, in any event, include all businesses in which Focal or any of its Subsidiaries are engaged on the Issue Date or have entered into agreements to engage in or to acquire a company to engage in or contemplate engaging in, as expressly set forth in this prospectus; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors.

   "Total Net Incremental Equity" means, at any time of determination, the sum of, without duplication, (i) the aggregate Net Cash Proceeds received by Focal from capital contributions in respect of existing Capital Stock (other than Disqualified Stock) or the issuance or sale of Capital Stock (other than Disqualified Stock or Qualified Stock to the extent the proceeds of such Qualified Stock are used to retire any Capital Stock or Indebtedness of Focal pursuant to clause (ii) of the second paragraph of the "Limitation on Restricted Payments" covenant but including Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Disqualified Stock)) subsequent to the Issue Date, other than to a Subsidiary of Focal, plus (ii) the Fair Market Value (determined at the time of issuance) of any Capital Stock (other than Disqualified Stock) of Focal issued as consideration for the acquisition of Capital Stock or assets of any Person engaged in the Telecommunications Business, plus (iii) the aggregate Net Cash Proceeds received by Focal or any Restricted Subsidiary from the sale, disposition, maturity or repayment (in whole or in part) of any Investment that is made after the Issue Date and that constituted a Restricted Payment declared or made on and after the Issue Date to the extent made in reliance on clause (iii)(c) of the first paragraph or clause (vi)(b) of the second paragraph of the covenant described above under "--Limitation on Restricted Payments," but only such Net Cash Proceeds up to an amount equal to the lesser of (a) the return of capital with respect to the applicable portion of such Investment and (b) the cost of the applicable portion of such Investment, in either case, less the cost of the disposition of such Investment, plus (iv) the net reduction in Investments in any Person made pursuant to clause (vi)(b) of the second paragraph of the covenant described under "--Limitation on Restricted Payments" resulting from such Person becoming a Restricted Subsidiary (valued as provided in the definition of "Investment"), less (v) the aggregate amount of all Restricted Payments made after the Issue Date (x) to the extent made in reliance on clause (iii)(c) of the first paragraph or (y) to the extent made in reliance on clause (vi)(b) of the second paragraph of the covenant described above under "--Limitation on Restricted Payments."

   "Unrestricted Subsidiary" means any Subsidiary of Focal that Focal has classified as an "Unrestricted Subsidiary" and that has not been reclassified as a Restricted Subsidiary, pursuant to the terms of the January 2000 indenture. See "--Restricted and Unrestricted Subsidiaries" for a description of the conditions in which Focal may designate a Subsidiary of Focal an "Unrestricted Subsidiary."

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

   "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests (other than any director's qualifying shares) of which shall at the time be owned by such Person or by one or more other Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more other Wholly Owned Restricted Subsidiaries of such Person.

               MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

   The following is a summary of the material United States federal tax consequences of the exchange of outstanding notes for exchange notes, and, in the case of non-U.S. holders, of the ownership and disposition of the exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The summary assumes that you hold the outstanding notes, and will hold the exchange notes, as capital assets within the meaning of
Section 1221 of the Internal Revenue Code. It does not address any state, local or foreign tax consequences of the exchange of outstanding notes for exchange notes. It also does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a certain type of holder, including:

  .  a bank,

  .  an insurance company,

  .  a tax-exempt organization,

  .  a dealer in securities or foreign currencies,

  . a holder of an exchange note as part of a hedging transaction, "straddle," conversion transaction or other integrated transaction for United States federal income tax purposes,

  .  a holder whose functional currency is not the United States dollar, or

  . a holder who or that did not purchase the outstanding notes for cash at their original issue date at their original offering price.

   You should consult with your own tax advisor about the application of the United States federal income and estate tax laws to your particular situation as well as any consequences of the exchange of outstanding notes for exchange notes and the ownership and disposition of exchange notes under the tax laws of any state, local or foreign jurisdiction.

United States Federal Income Tax Consequences of the Exchange

   Your acceptance of the exchange offer and the related exchange of your outstanding notes for exchange notes will not be a taxable event for United States federal income tax purposes. Your exchange notes will be treated as a continuation of the outstanding notes. You will have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange.

United States Federal Tax Consequences to Non-U.S. Holders

   If you are a non-U.S. holder, the following discussion describes the material United States federal income and estate tax consequences of the ownership and disposition of exchange notes that may be applicable to you. You are a non-U.S. holder if you are a beneficial owner of an exchange note who or that, for United States federal income tax purposes, is

  .  an individual other than a citizen or resident alien of the United
     States,

  . a corporation or partnership that is not created or organized in or under the laws of the United States or any of its political subdivisions (and, in the case of a partnership, is not treated as a United States person under Treasury regulations),

  . an estate other than an estate the income of which is subject to United States federal income taxation regardless of its source, or

  . a trust if no court within the United States is able to exercise primary supervision over the trust's administration or one or more United States persons do not have the authority to control all of the trust's substantial decisions.

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

 Ownership

   Subject to the discussion below concerning backup withholding, you will not be subject to withholding of United States federal income tax on payments of principal, interest and premium, if any, on the exchange notes, provided that, in the case of interest, you satisfy the following conditions:

  . you do not own actually or constructively, 10% or more of the total combined voting power of all classes of Focal stock entitled to vote,

  . you are not a controlled foreign corporation that is related, directly, indirectly or constructively, to Focal through stock ownership, and

  . you satisfy the certification requirements (described generally below) set forth in Section 871(h) or Section 881(c) of the Internal Revenue Code and the regulations thereunder.

   If you cannot meet these conditions, you generally will be subject to U.S. withholding tax at the rate of 30% on interest payments, unless you are eligible for a reduced withholding tax rate under an applicable U.S. income tax treaty.

   You will fulfill the certification requirement referred to above if you certify on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that you are not a United States person and provide your name and address, and file the Form W-8BEN with Focal or its paying agent. If an exchange note is held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the certification requirement will be fulfilled if the financial institution files with Focal or its paying agent a statement, signed under penalties of perjury, that it has received the Form W-8BEN from you (or from another intermediary financial institution acting on your behalf) and furnishes Focal or its paying agent with a copy thereof. Under current law, if you are a foreign partnership, you may furnish the Form W-8BEN to Focal or its paying agent or to a financial institution holding an exchange note on your behalf. However, for interest received after December 31, 2000, if you are a foreign partnership, unless you have entered into a withholding agreement with the Internal Revenue Service, you will be required, in addition to providing an intermediary Form W-8BEN, to attach an appropriate certification by each partner. A look-through rule will apply in the case of tiered partnerships. Foreign partnerships and their partners should consult their own tax advisors regarding possible additional certification and reporting requirements.

   If you are engaged in the conduct of a trade or business in the United States, and if interest on an exchange note is effectively connected with the conduct of that trade or business, you will be subject to regular United States federal income tax on that interest on a net income basis in the same manner as if you were a United States person. You will be exempt from the withholding tax discussed above if you provide to Focal or its paying agent a properly executed Internal Revenue Service Form W-8ECI (or successor form). In addition, if you are a foreign corporation, you may be subject to a branch profits tax at the rate of 30% (or such lesser rate as may be specified by an applicable U.S. income tax treaty) on your effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on an exchange note will be included in your effectively connected earnings and profits if the interest is effectively connected with the conduct of a trade or business in the United States.

 Sale, Exchange, Redemption or Other Disposition

   Subject to the discussion below concerning backup withholding, you will not be subject to United States federal income tax, or to any withholding thereof, on any gain realized on the sale, exchange, redemption, or other disposition of an exchange note, unless:

  . you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, or

  . the gain is effectively connected with the conduct by you of a trade or business in the United States.

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

   If you are engaged in the conduct of a trade or business in the United States, and if any gain realized on the sale, exchange, redemption, or other disposition of an exchange note is effectively connected with the conduct of that trade or business, you will be subject to regular United States federal income tax on the gain on a net income basis in the same manner as if you were a United States person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax at the rate of 30% (or such lesser rate as may be specified by an applicable U.S. income tax treaty) on your effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, any gain recognized on the sale, exchange, redemption or other disposition of an exchange note will be included in your effectively connected earnings and profits if the gain is effectively connected with the conduct of a trade or business in the United States.

 Estate Tax

   If you are an individual non-U.S. holder and if you hold an exchange note at the time of your death, the note will not be includible in your gross estate for purposes of the United States federal estate tax, provided that, at the time of your death:

  . you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of Focal stock entitled to vote, and

  . payments of interest with respect to the exchange note, if received at that time, would not have been effectively connected with the conduct of your trade or business in the United States.

 Backup Withholding and Information Reporting

   Under current United States federal income tax law, you will not be subject to backup withholding tax at the rate of 31% or to information reporting on payments of interest if the certifications required by Section 871(h) or
Section 881(c) of the Internal Revenue Code and described generally above are received, provided that neither Focal nor its paying agent has actual knowledge that you are a United States person.

   Under current Treasury Regulations, payments of the proceeds of the sale, exchange, redemption or other disposition of an exchange note made to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if a broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that you, as payee, are not a United States person or that otherwise establishes an exemption. Backup withholding may apply to any payment that a broker is required to report if the broker has actual knowledge that you, as payee, are a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless you certify, under penalties of perjury, that you are not a United States person or otherwise establish an exemption.

   Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service. You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if available.

                              PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Focal has agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

   Focal will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 90 days after the expiration date, Focal will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. Focal has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the 2000 senior notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the 2000 senior notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The legality of the exchange notes offered by this prospectus will be passed upon for Focal by Jones, Day, Reavis & Pogue, Chicago, Illinois. Swidler Berlin Shereff Friedman, LLP in Washington, D.C. will pass upon specific regulatory legal matters for Focal. Certain legal matters relating to the offering of the outstanding notes were passed upon for the initial purchasers by Paul, Hastings, Janofsky & Walker LLP (a limited liability partnership including professional corporations), New York, New York.

                                    EXPERTS

   The consolidated financial statements and schedules incorporated by reference in this registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement of which this prospectus forms a part. This registration statement, including the attached exhibits and schedules, contain additional relevant information about the exchange notes. The rules and regulations of the Securities and Exchange Commission allow us to omit some of the information included in the registration statement from this prospectus.

   In addition, we have filed reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act. You may read and copy any of this information at the following locations of the Securities and Exchange Commission:

  Public Reference Room     New York Regional Office       Chicago Regional
                              7 World Trade Center              Office
                                                            Citicorp Center
 450 Fifth Street, N.W.            Suite 1300              500 West Madison
        Room 1024           New York, New York 10048            Street
 Washington, D.C. 20549                                       Suite 1400
                                                           Chicago, Illinois
                                                              60661-2511

   You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities Exchange Act file number for our reports is 333-49397.

   The Securities and Exchange Commission also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, like Focal, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

   The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

   This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the Securities and Exchange Commission. They contain important information about us and our financial condition.

  . Our annual report on Form 10-K for our fiscal year ended December 31, 1999. This report contains our audited and consolidated financial statements for us and our subsidiaries as of December 31, 1998 and 1999 and the years ended December 31, 1997, 1998 and 1999;

  . Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2000;

  . Our definitive proxy statement for our 2000 annual meeting of stockholders;

  . The description of our common stock contained in our Registration Statement on Form 8-A;

  . All documents filed with the Securities and Exchange Commission by us under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be a part of this prospectus, effective the date such documents are filed.

   In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

   You can obtain any of the documents listed above from the Securities and Exchange Commission, through the Securities and Exchange Commission's Internet Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                        Focal Communications Corporation
                      200 North LaSalle Street, Suite 1100
                            Chicago, Illinois 60601
                                Attn: Secretary
                           Telephone: (312) 895-8400

   We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means, within two business days after we receive your request.
You should make your request by          , 2000 in order to ensure timely
delivery of these documents before the exchange offer expires.

   The January 2000 indenture, which governs the outstanding notes and which will govern the exchange notes, requires us to furnish the trustee with annual reports containing consolidated financial statements audited by our independent public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                                   GLOSSARY

   Access charges--The charges paid by an IXC to a local exchange carrier for the origination or termination of the IXC's customer's long distance calls.

   Access line--A telephone line that connects a customer to the telephone company's central office switching equipment.

   Application service provider--A firm that offers a contractual service for deploying, hosting and managing software from a central facility.

   ATM (Asynchronous Transfer Mode)--High bandwidth, low-delay, connection-oriented, packet-like switching and multiplexing technique requiring 53-byte, fixed-sized cells.

   Backbone--An element of the network infrastructure that provides high-speed, high-capacity connections among the network's physical points of presence, i.e., connection points and service centers. The backbone is used to transport end user traffic across the metropolitan area and across the United States.

   Bandwidth--Refers to the maximum amount of data that can be transferred through a computer's backbone or communication channel in a given time. It is usually measured in Hertz, cycles per second, for analog communications and bits per second for digital communications.

   Broadband--A classification of the information capacity or bandwidth of a communications channel that allows large quantities of data to be transmitted or received simultaneously.

   Carrier--A telephone service provider.

   Central office--A carrier's facility where subscriber lines are joined to a switching office.

   Circuit--An electronic, radio or optical connection over which communications may occur.

   CLEC (competitive local exchange carrier)--A category of telephone service provider that offers services similar to the former monopoly local telephone company, as recently allowed by changes in telecommunications law and regulation. A CLEC may also provide other types of telecommunications services (long distance, Internet access, etc.)

   CLEC certification--Granted by a state public service commission or public utility commission, this allows a telecommunications service provider the legal standing to offer local exchange telephone services in direct competition with the ILEC and other CLECs. Such certifications are granted on a state-by-state basis.

   Colocation--A location where a carrier's or customer's equipment interconnects with the network of a carrier inside the carrier's facility. Colocation involves the placement of equipment, owned by customers or in some cases competitors, in a common facility operated by a communication provider or neutral party to provide more expedient interconnection between devices, increase reliability and reduce cost of operations and service. A colocation facility is a secure data center that houses networking and computer equipment.

   Content provider--A firm that delivers content, such as print, video or audio, over the Internet.

   Communications Act of 1934--Federal legislation that established rules for broadcast and nonbroadcast communications, both wireless and wired telephony.

   Copper line or loop--A pair of traditional copper telephone lines using electric current to carry signals.

   Data communications--Digital transmissions through wired or wireless networks, usually linking computers.

   Digital--Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to convey information, as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion, such as graininess or "snow," in the case of video transmission, or static or other background distortion in the case of audio transmission.

   DMS-500--A digital central office switch manufactured by Nortel Networks, that provides both local exchange switching (also known as a "class 5" switch) and long distance switching (also known as a "class 4" switch) in a single device.

   DSL (Digital Subscriber Line)--A transmission technology enabling high-speed access in the local copper loop, often for the last mile between the network service provider--i.e., an incumbent carrier, competitive carrier and end user.

   DSLAM (Digital Subscriber Line Access Multiplexer)--A multiplexer which houses individual circuit cards used to provide DSL service.

   DS-0, DS-1, DS-3--Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of up to 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second. DS-0 is also equivalent to one standard telephone line.

   FCC (Federal Communications Commission)--The United States government federal regulatory agency with the authority to regulate all interstate and international communications media (i.e., radio, television, wire, etc.) originating or terminating in the United States.

   Fiber transport--A physical facility carrying optical signals over fiber cable.

   ILEC (incumbent local exchange carrier)--A company historically providing local telephone service. Often refers to one of the RBOCs or GTE.

   Interconnection--The physical and logical connection of two operators' networks, thereby allowing users and customers of one system to connect or communicate with users and customers of the other, or to access services provided from the other system.

   Interconnection agreement--A contract between an ILEC and a CLEC for the interconnection of the ILEC's and CLEC's networks, for the purpose of mutual passing of traffic between the networks, allowing customers of one of the networks to call users served by the other network. These agreements set out the financial and operational aspects of such interconnection.

   IP (Internet Protocol)--The suite of data communications protocols, or rules, upon which the Internet is based. IP enables a packet of information to travel through multiple networks to get to its ultimate destination.

   ISP (Internet Service Provider)--A company that provides its customers with access to the Internet.

   IXC (Interexchange Carrier)--A provider of telecommunications services between exchanges, or cities; also called long distance carrier. A long distance carrier may offer services over its own or another carrier's facilities.

   LAN or local area network--An intraoffice communication system usually used to provide data transmission in addition to voice transmission. A network allowing the interconnection and intercommunication of a group of computers, primarily for the sharing of resources and exchange of information (e.g., e-mail).

   Local exchange--An area inside of which telephone calls are generally completed without any toll or long distance charges. Local exchange areas are defined by the state regulator of telephone services.

   LNP (Local number portability)--A technique that allows local exchange service customers of an ILEC to keep their existing telephone number, while moving their service to a CLEC.

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

   Minutes of use--A measure of time during which a telecommunications circuit is maintained.

   Modem--An abbreviation of Modulator-Demodulator. An electronic signal-conversion device used to convert digital signals from a computer to analog form for transmission over the telephone network. At the transmitting end, a modem working as a modulator converts the computer's digital signals into analog signals that can be transmitted over a telephone line. At the receiving end, another modem working as a demodulator converts analog signals back into digital signals and sends them to the receiving computer.

   MSA (metropolitan statistical area)--A contiguous, geographic area, which has a population of at least 50,000, defined by the United States government as having a substantial economic community of interest.

   Multiplexing--An electronic or optical process that combines several lower speed transmission signals into one higher speed signal.

   Network--An integrated system composed of switching equipment and transmission facilities designed to provide for the direction, transport and recording of telecommunications traffic.

   Network access point/metropolitan access exchange (NAP/MAE)--A junction point for major Internet service providers to interconnect with each other and exchange traffic across their networks. Network access points are also known as Internet exchanges (IXs). Connection at one or more network access points implies being connected to the greater Internet.

   Packets--Discrete and logical groupings of information.

   Peering--An arrangement whereby two autonomous networks exchange traffic, generally using the IP protocol. When a backbone provider receives data traffic that is not destined for one of its own customers, it must route it to another backbone provider--either at a public network access point or a private peering point--to complete the transmission on the Internet.

   Private peering--Partly due to congestion at public network access points, many ISPs formed private agreements with each other to interconnect with each other directly via dedicated circuits.

   Reciprocal Compensation--The compensation paid by one carrier to send traffic to another carrier's network.

   RBOC (Regional Bell Operating Company)--The four remaining local telephone companies (formerly part of AT&T) established as a result of the AT&T divestiture decree. These include BellSouth, Bell Atlantic, U S WEST and SBC.

   Router--A device that accepts the Internet Protocol from a local area network or another wide area network device and routes Internet Protocol packets across a network backbone. Some routers also provide protocol conversion services to transfer Internet Protocol packets over frame relay, Asynchronous Transfer Mode, and other backbone network services.

   Switch--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. The DMS-500 by Nortel Networks is an example of a switch.

   Switched services--Transmission of switched calls through the local switched network.

   T-1--A digital communications circuit operating at a speed of 1.5 Mbps, also known as a DS-1 (digital signaling level one) and equivalent to 24 DS-0s.

   Time Division Multiplexing--An electronic process that combines multiple communications channels onto a single, higher-speed channel by interleaving portions of each in a consistent manner over time.

   Transit--A form of traffic exchange between two networks where one network will use the other network to transmit IP packets to their final destination. In a transit relationship, should the final destination not exist on the transit provider's network, the transit provider will use its own transit or peering relationships to deliver the data to other networks.

   Trunk or trunking--A circuit between two switches.

   VARs (value-added resellers)--Organizations that purchase telecommunications services on a wholesale basis, generally combine it with other products and services, and sell the resulting package of services to an end user.

   WAN (wide area network)--A remote computer communications system that is networked to allow file sharing among geographically distributed work groups, usually over a long distance. WANs typically use links provided by local telephone companies.

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                                  $275,000,000

                        Focal Communications Corporation

              Offer to Exchange Its 11 7/8% Senior Notes due 2010, Series B, for any and all of Its Outstanding 11 7/8%
                        Senior Notes due 2010, Series A

                                  [FOCAL LOGO]

                                   --------

                                   PROSPECTUS

                                  June 1, 2000

                                   --------

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